SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 13, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SUSTAINABILITY REPORT

2021

sabesp

sabesp

WE TAKE CARE OF WATER, WE TRANSFORM LIVES

We have a leading and key role in transforming lives for better by taking care of water throughout its cycle. We promote sustainability in the **environmental, social and governance** dimensions through working, day after day, to add value to the business and directly benefit people and the place where we all live in.

SABESP'S OPERATED AREA


Regional Systems Office
RA – Alto Paranapanema Business Unit
RB – Baixo Paranapanema Business Unit
RG – Pardo e Grande Business Unit
RJ – Capivari/Jundiaí Business Unit
RM – Médio Tietê Business Unit
RN – Litoral Norte Business Unit
RR – Vale do Ribeira Business Unit
RS – Baixada Santista Business Unit
RT – Baixo Tietê e Grande Business Unit
RV – Vale do Paraíba Business Unit
Metropolitan Office
MC – Center Business Unit
ML – East Business Unit
MN – North Business Unit
MO – West Business Unit
MS – South Business Unit
São Paulo Metropolitan Region

MUNICIPALITIES OPERATED BY SABESP

Dec/31/2021 position

1	RB	Adamantina
2	RT	Adolfo
3	RG	Aguaí
4	RG	Águas da Prata
5	RA	Águas de Santa Bárbara
6	RM	Águas de São Pedro
7	RM	Agudos
8	RA	Alambari
9	RB	Alfredo Marcondes
10	RG	Altair
11	RT	Alto Alegre
12	RM	Alumínio
13	RB	Álvares Machado
14	RB	Álvaro de Carvalho
15	RA	Alvinlândia
16	RA	Angatuba
17	RM	Anhembi
18	RB	Anhumas
19	RT	Aparecida d'Oeste
20	RR	Apiaí
21	RM	Araçariguama
22	RA	Arandu
23	RV	Arapeí
24	RB	Arco-Íris
25	RM	Arealva
26	RM	Areiópolis
27	ML	Arujá
28	RT	Aspásia
29	RB	Assis
30	RT	Auriflama
31	RT	Avaí
32	RA	Avaré
33	RT	Balbinos
34	RV	Bananal
35	RA	Barão de Antonina
36	RR	Barra do Chapéu
37	RR	Barra do Turvo
38	MO	Barueri
39	RB	Bastos
40	RT	Bento de Abreu
41	RA	Bernardino de Campos
42	RS	Bertioga
43	ML	Biritiba-Mirim
44	RM	Bocaina
45	RM	Bofete
46	RM	Boituva
47	RA	Bom Sucesso de Itararé
48	RB	Borá
49	RM	Boracéia
50	RM	Botucatu
51	MN	Bragança Paulista
52	RT	Brejo Alegre
53	RA	Buri
54	RG	Buritizal
55	RJ	Cabreúva
56	RV	Cachoeira Paulista
57	RV	Caçapava
58	RB	Caiabu
59	MN	Caieiras
60	MN	Cajamar
61	RR	Cajati
62	RG	Cajuru
63	RA	Campina do Monte Alegre
64	RJ	Campo Limpo Paulista
65	RV	Campos do Jordão
66	RR	Cananéia
67	RV	Canas
68	RT	Cândido Rodrigues
69	RA	Capão Bonito
70	RM	Capela do Alto
71	RN	Caraguatatuba
72	MO	Carapicuíba
73	RT	Cardoso
74	RG	Cássia dos Coqueiros
75	RT	Catiguá
76	RM	Cesário Lange
77	RM	Charqueada
78	RG	Colômbia
79	RM	Conchas
80	RT	Coroados
81	RA	Coronel Macedo
82	MO	Cotia
83	RB	Cruzália
84	RS	Cubatão
85	MS	Diadema
86	RT	Dirce Reis
87	RG	Divinolândia
88	RT	Dolcinópolis
89	RM	Dourado
90	RA	Duartina
91	RB	Echaporã
92	RR	Eldorado
93	RJ	Elias Fausto
94	MS	Embu das Artes
95	MS	Embu-Guaçu
96	RB	Emilianópolis
97	RG	Espírito Santo do Pinhal
98	RA	Espírito Santo do Turvo
99	RT	Estrela d'Oeste
100	RB	Estrela do Norte
101	RB	Euclides da Cunha Paulista
102	RA	Fartura
103	RT	Fernando Prestes
104	RT	Fernandópolis
105	RA	Fernão
106	ML	Ferraz de Vasconcelos
107	RB	Flora Rica
108	RT	Floreal
109	RB	Flórida Paulista
110	RB	Florínea
111	RG	Franca
112	MN	Francisco Morato
113	MN	Franco da Rocha
114	RB	Gabriel Monteiro
115	RA	Gália
116	RT	Gastão Vidigal
117	RT	General Salgado
118	RT	Glicério
119	RA	Guapiara
120	RT	Guarani d'Oeste
121	RV	Guararema
122	RA	Guareí
123	RG	Guaíra
124	MN	Guarulhos
125	RS	Guarujá
126	RT	Guzolândia
127	RJ	Hortolândia
128	RB	Iacri
129	RA	Iaras
130	RT	Ibirá
131	RM	Ibiúna
132	RG	Icém
133	RG	Igarapava
134	RV	Igaratá
135	RR	Iguape
136	RR	Ilha Comprida
137	RN	Ilhabela
138	RT	Indiaporã
139	RB	Inúbia Paulista
140	RR	Iporanga
141	RT	Irapuã
142	RA	Itaberá
143	RA	Itaí
144	RS	Itanhaém
145	RR	Itaóca
146	MS	Itapecerica da Serra
147	RA	Itapetininga
148	RA	Itapeva
149	MO	Itapevi
150	RR	Itapirapuã Paulista
151	RA	Itaporanga
152	ML	Itaquaquecetuba
153	RA	Itararé
154	RR	Itariri
155	RJ	Itatiba
156	RM	Itatinga
157	RG	Itirapuã
158	RG	Itobi
159	RJ	Itupeva
160	RG	Jaborandi
161	RR	Jacupiranga
162	RT	Jales
163	RV	Jambeiro
164	MO	Jandira
165	RJ	Jarinu
166	RG	Jeriquara
167	MN	Joanópolis
168	RR	Juquiá
169	RR	Juquitiba
170	RV	Lagoinha
171	RM	Laranjal Paulista
172	RV	Lavrinhas
173	RT	Lins
174	RV	Lorena
175	RT	Lourdes
176	RB	Lucélia
177	RA	Lucianópolis
178	RB	Luiziânia
179	RA	Lupércio
180	RB	Lutécia
181	RT	Macedônia
182	RT	Magda
183	MN	Mairiporã
184	RB	Marabá Paulista
185	RB	Maracaí
186	RB	Mariápolis
187	RT	Marinópolis
188	MC	Mauá
189	RT	Meridiano
190	RT	Mesópolis
191	RG	Miguelópolis
192	RT	Mira Estrela
193	RR	Miracatu
194	RB	Mirante do Paranapanema
195	RG	Mococa
196	ML	Mogi das Cruzes*
197	RJ	Mombuca
198	RT	Monções
199	RS	Mongaguá
200	RT	Monte Alto
201	RT	Monte Aprazível
202	RJ	Monte Mor
203	RV	Monteiro Lobato
204	RJ	Morungaba
205	RB	Narandiba
206	MN	Nazaré Paulista
207	RT	Nhandeara
208	RT	Nipoã
209	RA	Nova Campina
210	RT	Nova Canaã Paulista
211	RT	Nova Granada
212	RB	Nova Guataporanga
213	RT	Nova Luzitânia
214	RT	Novo Horizonte
215	RA	Óleo
216	RT	Onda Verde
217	RB	Oriente
218	RT	Orindiúva
219	MO	Osasco
220	RB	Oscar Bressane
221	RB	Osvaldo Cruz
222	RT	Ouroeste
223	RT	Palmares Paulista
224	RT	Palmeira d'Oeste
225	RB	Paraguaçu Paulista
226	RA	Paranapanema
227	RT	Paranapuã
228	RB	Parapuã
229	RM	Pardinho
230	RR	Pariquera-Açu
231	RJ	Paulínia
232	RA	Paulistânia
233	RT	Paulo de Faria
234	RM	Pederneiras
235	MN	Pedra Bela
236	RT	Pedranópolis
237	RG	Pedregulho
238	RB	Pedrinhas Paulista
239	RR	Pedro de Toledo
240	RM	Pereiras
241	RS	Peruíbe
242	RB	Piacatu
243	RM	Piedade
244	RA	Pilar do Sul
245	RV	Pindamonhangaba
246	MN	Pinhalzinho
247	RB	Piquerobi
248	MN	Piracaia
249	RA	Piraju
250	MO	Pirapora do Bom Jesus
251	RB	Pirapozinho
252	RT	Piratininga
253	RT	Planalto
254	RB	Platina
255	ML	Poá
256	RT	Poloni
257	RT	Pongaí
258	RT	Pontalinda
259	RT	Pontes Gestal
260	RT	Populina
261	RM	Porangaba
262	RB	Pracinha
263	RS	Praia Grande
264	RM	Pratânia
265	RT	Presidente Alves
266	RB	Presidente Bernardes
267	RB	Presidente Epitácio
268	RB	Presidente Prudente
269	RM	Quadra
270	RB	Quatá
271	RB	Queiroz
272	RV	Queluz
273	RB	Quintana
274	RV	Redenção da Serra
275	RB	Regente Feijó
276	RR	Registro
277	RG	Restinga
278	RR	Ribeira
279	RA	Ribeirão Branco
280	RG	Ribeirão Corrente
281	RA	Ribeirão do Sul
282	RB	Ribeirão dos Índios
283	RA	Ribeirão Grande
284	MS	Ribeirão Pires
285	RG	Rifaina
286	MS	Rio Grande da Serra
287	RT	Riolândia
288	RA	Riversul
289	RB	Rosana
290	RV	Roseira
291	RT	Rubiácea
292	RT	Rubinéia
293	RB	Sagres
294	ML	Salesópolis
295	RB	Salmourão
296	RJ	Saltinho
297	RM	Salto de Pirapora
298	RB	Sandovalina
299	RT	Santa Albertina
300	RV	Santa Branca
301	RT	Santa Clara d'Oeste
302	RG	Santa Cruz da Esperança
303	RA	Santa Cruz do Rio Pardo
304	RT	Santa Ernestina
305	RV	Santa Isabel
306	RM	Santa Maria da Serra
307	RB	Santa Mercedes
308	RG	Santa Rosa de Viterbo
309	RT	Santa Salete
310	RT	Santana da Ponte Pensa
311	MO	Santana de Parnaíba
312	RB	Santo Anastácio
313	MC	Santo André
314	RG	Santo Antônio do Jardim
315	RV	Santo Antônio do Pinhal
316	RB	Santo Expedito
317	RB	Santópolis do Aguapeí
318	RS	Santos
319	RV	São Bento do Sapucaí
320	MS	São Bernardo do Campo
321	RT	São Francisco
322	RG	São João da Boa Vista
323	RT	São João das Duas Pontes
324	RV	São José dos Campos
325	RR	São Lourenço da Serra
326	RV	São Luiz do Paraitinga
327	RM	São Manuel
328	RA	São Miguel Arcanjo
329	MC	São Paulo
330	RM	São Roque
331	RN	São Sebastião
332	RS	São Vicente
333	RA	Sarapuí
334	RA	Sarutaiá
335	RT	Sebastianópolis do Sul
336	RG	Serra Azul
337	RG	Serra Negra
338	RR	Sete Barras
339	RV	Silveiras
340	MN	Socorro
341	RT	Sud Mennucci
342	ML	Suzano
343	MO	Taboão da Serra
344	RB	Taciba
345	RA	Taguaí
346	RR	Tapiraí
347	RG	Tapiratiba
348	RA	Taquarituba
349	RA	Taquarivaí
350	RB	Tarabai
351	RB	Tarumã
352	RM	Tatuí
353	RV	Taubaté
354	RB	Teodoro Sampaio
355	RA	Tejupá
356	RG	Terra Roxa
357	RA	Timburi
358	RM	Torre de Pedra
359	RM	Torrinha
360	RV	Tremembé
361	RT	Três Fronteiras
362	RB	Tupã
363	RT	Turiúba
364	RT	Turmalina
365	RN	Ubatuba
366	RA	Ubirajara
367	RT	União Paulista
368	RT	Urânia
369	RT	Uru
370	RT	Valentim Gentil
371	MN	Vargem
372	MO	Vargem Grande Paulista
373	RJ	Várzea Paulista
374	RT	Vitória Brasil
375	RT	Zacarias

* – Partial and wholesale water supply



The year 2021 was marked by major advances in depollution actions on the Pinheiros River, one of the main landmarks of São Paulo State's capital

Coordination: Executive Office

Writing / Editing: Aloisio Hildebrand de Abreu, Ana Lúcia Szabjubok, André Carillo, Ângela Beatriz Airoldi, Carlos Eduardo Rodrigues, Elizabeth Melek Tavares, Eric Fernando Bitencourt, Fabiana Rorato Prado, Francisco Cavalcante Junior, Gabriel Vieira Semenzini, Gabriela Santos de Matos, Hélio Rubens Gonçalves Figueiredo, João Paulo Nocetti Tonello, Lidia Harumi Endo, Marcio de Freitas Junior, Marcelo Miyagui, Maria Aparecida Margarido, Miriam Bocchiglieri, Paula Sapia Furukawa, Priscila Costa da Silva, Reynaldo Young Ribeiro, Silvio Guilherme Hilario dos Santos.

External consultant (editorial and GRI): Ricca Sustentabilidade

Financial Statement Audit: Grant Thornton Auditores Independentes

Graphic project and design: Marcus Romanelli (coordination), Eduardo Dias, Henrique de Brito and Marcello Mussa, with Genéricacom

Photos: Sabesp Team and Shutterstock (except when mentioned alongside the image)

BOARD OF DIRECTORS

Mário Engler Pinto Júnior – Chairman

Benedito Braga

Claudia Polto da Cunha

Eduardo de Freitas Teixeira

Francisco Luiz Sibut Gomide

Francisco Vidal Luna

Leonardo Augusto de Andrade Barbosa (since December 2021)

Lucas Navarro Prado (until January 2021)

Luís Eduardo Alves de Assis (since January 2021)

Reinaldo Guerreiro (until November 2021)

Wilson Newton de Mello Neto

Walter Luis Bernardes Albertoni

DIRETORIAEXECUTIVE BOARD

Benedito Braga
Chief Executive Officer – CEO

Adriano Candido Stringhini
Corporate Management Officer (until June 2022)

Osvaldo Garcia
CFO and Investor Relations Officer (since July 2021)
Corporate Management Officer (since June 2022)

Rui de Britto Álvares Affonso
CFO and Investor Relations Officer (until July 2021)

Ricardo Daruiz Borsari
Metropolitan Officer (since June 2022)

Monica Porto
Regional Systems Officer (until June 2022)

Antonio Carlos Teixeira
Regional Systems Officer (since June 2022)

Alceu Segamarchi Junior
Technology, Project and Environment Officer



TABLE OF CONTENTS

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

GRI 102-14

New COVID-19 waves, inflationary pressure on costs and expenses, a downturn in the local stock market and strong impacts due to the water crisis affected 2021.

Even in this environment that led to huge challenges for everyone, Sabesp proved the strength of the business by keeping historic levels of investments and considerable advances in promoting water security and towards universalization of services.

As a result, Sabesp remained the leader among the Brazilian sanitation companies that invest the most, reinforcing the prominent place that the theme occupies in the agenda of priorities of the government of the State of São Paulo. According to SNIS[1] data, our annual contribution is equivalent to one third of all investment made in the segment in the country, reaffirming our relevant role as agents that promote economic, social and environmental development in São Paulo.

1 – Consolidated data based on a survey by the National Sanitation Information System (SNIS – Sistema Nacional de Informações sobre Saneamento), editions from 2011 to 2020).

> “ FOR SABESP, LARGE NUMBERS MEAN TRANSFORMED LIVES. **THERE IS NO STRONGER MOTIVATION THAN THIS TO KEEP MOVING FORWARD.**

The maintenance of high contributions to structure programs required management aimed at cost and expense containment. We went to the market to raise R$2.4 billion and, seeking to reduce exposure to exchange variation, we maintained the guideline defined in the previous year, for safe leverage without exposure to foreign currency indebtedness. Gradually, throughout 2021, we resumed levels of revenue and operating income, increasing our ability to invest.

Such actions gave us room to continue expanding the social, economic and environmental benefits from our work, always directed to innovation and gains in constructive and operational efficiency. In this sense, the excellent result in the



MARIO ENGLER PINTO JUNIOR
Chairman of the Board

New Pinheiros River Program shows us the right choice for the contractual performance model, which pays by result.

In this specific case, the compensation, which provides for the payment of bonuses for exceeding targets, is linked to the number of properties connected to sewage collection and the higher quality of the water bodies that flow into the Pinheiros River.

In our assessment, this model is due to the anticipation of the conclusion of several goals with results already visible in many water bodies, where the presence of fish can be observed. The model should inspire and guide other urban watershed sanitation programs.

Regarding climatic uncertainties and the maintenance of security in the supply of our customers, Sabesp remains attentive to the expansion of water infrastructure in all regions where we operate. Losses reduction is another priority initiative that required, in 2021 alone, an investment of approximately R$1 billion.



In 2021 alone, the "Água Legal" (Legal Water) Program delivered quality water to 15,000 families

In December, we were awarded with Pro-Ethics 2020-2021, granted by the General Controllership of the Union (CGU) in partnership with Ethos Institute for our commitment to themes linked to compliance and integrity in the work environment. Also, throughout the year, we had our rating upgraded to AAA(bra) by three of the largest rating agencies. And several municipalities where we operate were listed among the best served in sanitation by important segment rankings.

Such recognitions, achieved in a year of so much turmoil, are important indications that we must keep on this same path, always committed to results and positioned at the highest levels of corporate governance. In this context, what honors us the most is knowing all the trust placed is the result of promoting direct benefits to society.

Thus, we continue to seek more competitiveness with a management of excellence, which prioritizes operational efficiency and service to our customers, integrity in relations with our audiences, the appreciation of human capital and social well-being promoted by complying with our mission.

In the last two years, the negative effects brought by COVID-19 marked one of the saddest periods in our history. On the other hand, they reinforced the essential character of access to quality water in taps and sanitary infrastructure for the health and quality of life of people and the environment. For Sabesp, large numbers mean transformed lives. There is no stronger motivation than this to keep moving forward!

MESSAGE FROM
THE CHIEF EXECUTIVE OFFICER



BENEDITO BRAGA
CEO

GRI 102-14

In 2021 we lived a period as challenging as 2020. However, the great advantage came from the legacy of the immense corporate adaptations promoted in the first year of the pandemic. With many employees already adjusted to remote work and compliance with the strict health protocols by those who continued the front lines of the maintenance of our works and operations, we were able to continue progressing.

Vaccinated and mobilized for another year of adversities, we remained strong in our noble purpose of positively impacting the locations where we operate, further contributing to mitigate the negative social and economic effects caused by the pandemic.

In this aspect, we increased the benefits of subsidized tariffs for the Social and Vulnerable categories to nearly 300 thousand families, totaling 868 thousand families benefited. With the "Água Legal" (Legal Water) Program, we replaced precarious structures of 15 thousand families living in irregular settlements with safe networks and quality water. We facilitated debt renegotiation to the business and services sectors, which were greatly affected by the effects of the pandemic.

On a larger scale, the maintenance of high investments to strengthen the supply infrastructure greatly contributed to the recovery. In 2021, we invested R$ 5.0 billion in the 375 municipalities served, which account for 68% of the São Paulo State's population.

Of this amount, approximately R$ 2.0 billion were invested in the water supply infrastructure to face the great challenge of maintaining supply with quality water and keeping up with the development of the operated area.

Efforts were also aimed to expand water security due to the climate threats to which we are subject, including in 2021, when we faced severe drought. Despite the impact on the low recharge of important reservoirs, we managed to ensure supply continuity.

It is important to highlight that, in addition to infrastructure investments, this was also possible by the adaptative improvement left by the 2014-2015 crisis legacy with a gain of resilience in the water infrastructure, which is currently more robust and integrated.

Consumers were also extremely important, as they have created rational habits and are more aware of the need to save water.

In 2021, the volume of treated water in the São Paulo Metropolitan Region remained 10% below the average recorded before the 2014-2015 crisis.

With nearly R$ 3.0 billion invested in sewage, we continue with our structuring programs to expand collection and treatment. In the coastal region, where sewage collected is already treated, we continue with the collection structures of the "Onda Limpa" (Clean Wave) Program. In the interior, where services are available to nearly the entire population, we focus on providing services to neighborhoods far from the municipal headquarters (isolated systems).

In the Greater São Paulo region, in the last three years alone, in the wake of the strong resumption of sewage investments after overcoming the 2014-2015 water crisis, we have already included 2.4 million people in the entire sanitation cycle through the Tietê Project. The significant improvement of the New Pinheiros River Program was one of the main highlights of this project.

At the end of 2021, 516 thousand other properties had sewage collected and treated, which corresponds to 1.5 million people assisted with this service. The initiative combines the merits of bringing life to one of the main rivers of the city and more quality of life for many communities in a vulnerable situation.

By being attentive to the changes introduced by the New Basic Sanitation Framework, we met the requirement of sending our proof of economic-financial capacity in a timely fashion for Arsesp's analysis. Under Federal Decree 10,710/2021, this action is necessary to maintain the provision of services in the operated area and meet the goals of providing water supply and sewage collection and treatment services to the entire population by 2033. Therefore, we plan to invest around R$ 24 billion in the next five years alone.

IN 2021, WE INVESTED R$ 5.0 BILLION ON THE 375 SERVED MUNICIPALITIES

Also in 2021, we strengthened our relationship with the Water and Basic Sanitation National Agency (ANA), contributing to the process of designing the Reference Rule that will define efficiency indicators for the sector. In the business field, we continue to improve integrity and compliance mechanisms to mitigate risks and prevent fraud and corruption.

Always seeking customer satisfaction and return to shareholders, we remain committed to the technological improvement of processes and services. We know that the permanent gain in operational efficiency is the result of improved automation, diversification of the energy source, and projects aimed at the circular economy.

The challenges imposed in 2021 have been overcome. With lower infections by the new coronavirus, we can glimpse a horizon of a return to normality. And we continue progressing in our transforming mission of acting for people's quality of life and respect for the environment.

ABOUT THE REPORT

Questions or additional information about this report can be requested by email: sustentabilidade@sabesp.com.br

Learn about the materiality process held in 2020, used to base our review of priority themes, on page 8 of the 2020 Sustainability Report (scan the QR Code to access)

GRI 102-50 | 102-51 | 102-52 | 102-54

This is Sabesp's 15th Sustainability Report. Published annually, in this document we present our business model, our sustainability strategy and financial, social and environmental performance between January 1 and December 31, 2021.

Through this report, we reaffirm our commitment to transparency and open dialogue with all audiences impacted by our activities.

- In line with best sustainability practices, we have adopted the guidelines of the Global Reporting Initiative (GRI), in its GRI Standards version, the most recent and used worldwide for reporting ESG (environmental, social and governance).
- Based on the priority themes of our business, we selected GRI indicators to show our management and performance in sustainability, indicated at the opening of the chapters with the acronym GRI.

In the GRI Content Index found on page 156 of this report, it is possible to find out the statement of the indicators answered and the pages in which they are inserted. This report is not subject to external verification.

PRIORITY THEMES FOR SUSTAINABILITY

GRI 102-44 | 102-46 | 102-47 | 102-49

In 2021, we carried out a review of the priority themes and themes for the Company's sustainability. The initiative was based on the materiality study conducted for the 2020 Report with the objective of identifying the need to adapt to the new reporting cycle.

To this end, we carried out a survey of the most discussed themes in a series of documents that summarize the main trends in our segment and bring the themes of greatest interest to our stakeholders, including:

- Regulatory agencies: The agendas of Agência Nacional de Águas (ANA) and Agência Reguladora de Serviços Públicos do Estado de São Paulo (Arsesp) were analyzed.
- Investors: We consider the most recent versions of questionnaires and criteria from leading ESG-minded market engines such as Vigeo Eiris, ISE B3, Dow Jones Sustainability Indexes, MSCI and FTSE Russell.
- Peers: We consider the main themes covered in the sustainability reports of companies in the basic sanitation segment, focused on ESG management.
- Strategic scenario: We consider the themes covered in internal documents such as: Material Facts and Notices to the Market, published on the Investor Relations website, news published in the Press area of Sabesp's commercial website, clipping reports sent by the Press Office, earnings conference, presentations made to investors and internal communications sent to employees of the Company.

As a result, we identified a material theme and seven aspects that were not yet considered in our materiality matrix. The theme and aspects were therefore included in the new materiality and are presented ahead.

STAKEHOLDERS ENGAGEMENT

TOPICS	ASPECTS CONSIDERED
Work regarding the Covid-19 pandemic	Social Responsibility and Employee Safety
New Legal Framework for Basic Sanitation	Challenges, Opportunities and New Business Models
Economic and Financial Management	Economic and Financial Management
Access to Water and Basic Sanitation	Water Quality Universal Access to Water and Sewage System
Climate Changes	**Mitigating risks from climate change, including adaptation and resilience actions for water security** Fighting Water Loss Rational Water Use **Management of Greenhouse Gas Emissions**
Innovation	**Green Technologies and Circular Economy**
Environmental Impacts	Wastewater Management Waste Management Impact on Biodiversity Energy Use Management
People Management	**Health, Safety, Well-Being and Quality of Life of Employees** Good Labor Practices in the Operation **Diversity, Equality and Non-Discrimination** **Training and Development** **Talent Attraction** **Organizational Climate and Employee Engagement**
Ethics and Governance	Good Governance Practices Structuring and Good Risk Management Practices Ethics and Compliance **Information Security / Data Protection**
Customers	Relationship with Customers
Local Communities	Engaging Local Communities

* Highlighted, new themes and aspects that emerged in 2021.

GRI 102-45 The definition of material themes in this report reflects the process of strengthening the relationship with our stakeholders, which we understand to be organizations, people or entities that affect or are affected by our activities, sharing values, benefits and responsibilities.

In this process, we seek to establish a transparent and permanent relationship with stakeholders through communication and relationship channels. The frequency and method of approach vary depending on the profile of each audience.

The identification of stakeholders in the business is an integral process of the Sabesp Management Model that has been improved, with the aim of increasing organizational learning. In this sense, in 2019, we carried out a review cycle to map the main audiences linked to the business.

In the process, the Company started by identifying the main suppliers and inputs, the processes of the value chain, their products and customers, market segments, the operating segment, affected communities, workforce, controllers, besides the analysis of documents internals, Strategic Plan inputs and studies from research.

Based on this material and qualitative and quantitative research with managers from the Superintendencies and Business Units across the Company, it was possible to look at the main stakeholders, ranking them based on the Interest, Impact and Influence that each public exerts on the Company.

The process resulted in the prioritization of 17 stakeholders, which allows the Company to map opportunities with the many groups to guide its activities. Find out more about the way and frequency in which our relationship with our different audiences takes place on page 150 of this report.

COMMITMENT TO SUSTAINABLE DEVELOPMENT

GRI 102-12

As signatories of the Global Compact, an initiative of the United Nations (UN) that encourages the business community to adopt corporate policies of social responsibility and sustainability, we have advanced in the adoption of principles linked to human rights, labor, environment and anti-corruption.

GLOBAL COMPACT PRINCIPLES

01. RESPECT and support and respect the protection of internationally proclaimed human rights.

02. MAKE SURE that they are not complicit in human rights abuses.

03. UPHOLD the freedom of association and the effective recognition of the right to collective bargaining.

04. ELIMINATE all forms of forcedand compulsory labour.

05. EFFECTIVELY ABOLISH child labour.

06. ELIMINATE discrimination in respect of employment and occupation.

07. SUPPORT a precautionary approach to environmental challenges.

08. UNDERTAKE initiatives to promote greater environmental responsibility.

09. ENCOURAGE the development and diffusion of environmentally friendly technologies.

10. WORK AGAINST corruption in all its forms, including extortion and bribery.

OUR ACTIONS AND UN'S GOALS

Our activities and way of acting also contribute to the achievement of goals set in the Sustainable Development Goals (SDGs), a UN agenda with the objective of engaging organizations from all over the world in themes such as eradicating poverty, fighting climate change and preserving natural resources.

To better understand the impacts of our work on the SDGs, in 2021 we finalized a qualitative diagnosis that sought to correlate our macro-processes and socio-environmental programs with the indicators of the 17 SDGs, guided by the Management Excellence Model (MEG), of the National Quality Foundation (FNQ).

This correlation made it possible to identify the priority and secondary indicators of greater relevance to the business, with the greatest contribution being made to SDG 6 – Clean Water and Sanitation, followed, in terms of impact relevance, by SDG 12 (production and sustainable consumption) and SDG 11 (inclusive and sustainable cities).

The benefits of Sabesp's operations also have a positive impact on several other goals, as can be seen in the table below. The indication is also made throughout the report in the initial texts of the chapters and through the icons of the SDGs linked to each theme that has relevant contributions to the goals set by the United Nations.

Through partnerships with institutions in the public and private segment, civil society entities and organizations, and direct engagement with the population, we seek to strengthen our governance to design and implement programs, actions and initiatives that help us advance the goals of the SDGs.

Below, we list the set of actions that helped us to advance in the agenda of commitments to sustainable development. Throughout the report, we invite the reader to know in detail the goals and goals of each action, besides the results obtained in 2021.

SDGs–SABESP'S ACTIVITIES CORRELATION

6 CLEAN WATER AND SANITATION

AFFECTED GOALS | 6.1, 6.2, 6.3, 6.4, 6.6, 6.b

- Expanding programs for sewage extraction and treatment towards universal service in the São Paulo Metropolitan Region, Countryside and Coast;
- Expanding access to water and sewage in irregular – vulnerable areas;
- Strengthening water security/resilience in the São Paulo Metropolitan Region, Countryside and Coast;
- Reducing water losses in the operated area;
- Social benefits of basic sanitation.

11 SUSTAINABLE CITIES AND COMMUNITIES

AFFECTED GOALS | 12.2, 12.4, 12.5, 12.8

- Universal service in the operated area;
- Non-domestic sewage treatment;
- Circular economy initiative;
- Supply chain and selection;
- Work with communities;
- Environmental education.

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

AFFECTED GOALS | 11.1, 11.5, 11.6

- Expanding access to water and sewage in irregular – vulnerable areas;
- Cleaning rivers and streams and providing better quality of life.

1 NO POVERTY

1.2, 1.4
Helping expand access to services in vulnerable areas; Work for the benefit of underprivileged communities.

3 GOOD HEALTH AND WELL-BEING

3.3
Water quality in fighting waterborne diseases.

4 QUALITY EDUCATION

4.4, 4.7
Helping with sanitation to health and personal and school development.

5 GENDER EQUALITY

5.1, 5.2
Helping with sanitation for the health, development and security of women and girls.

7 AFFORDABLE AND CLEAN ENERGY

7.2, 7.3
Contribution potential of treatment processes for expansion of renewable energy matrices.

8 DECENT WORK AND ECONOMIC GROWTH

8.3
Expanding sanitation infrastructure as a basis for economic growth.

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

9.1, 9.4
Impact of sanitation infrastructure on economic development, human well-being and environmental preservation.

10 REDUCED INEQUALITIES

10.2
Access to services that impact on the promotion of social, economic and political inclusion for all.

13 CLIMATE ACTION

13.1, 13.3
Incremento de resiliência, capacidade de adaptação e conscientização sobre mudança climática.

14 LIFE BELOW WATER

14.1
Expanding extraction and treatment infrastructure on the coast of São Paulo

15 LIFE ON LAND

15.1, 15.2
Conservation, recovery and sustainable use of terrestrial (forest) and freshwater ecosystems.

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

16.7
Relationship between expanding access to sanitation and promoting social inclusion and sustainable development.

17 PARTNERSHIPS FOR THE GOALS

Developing effective public, public-private and civil society partnerships for project implementation.



ABOUT US

- OUR BUSINESS
- SABESP IN NUMBERS
- OUR ESG WORK – HIGHLIGHTS 2021
- CORPORATE STRATEGY
- INDICATOR PANEL

Graffitti alluding to the "Água Legal" (Legal Water) Program in Jardim São Francisco, East of São Paulo city

Financial Statements

OUR BUSINESS

GRI-102-1 | 102-2 | 102-3 | 102-4 | 102-5 102-6 | 102-7 | 102-16 | 102-45

Companhia de Saneamento Basico do Estado de São Paulo – Sabesp, is a publicly held mixed capital company, controlled by the State of São Paulo, which provides environmental sanitation services.

At the end of 2021, we operated in 375 municipalities in the State of São Paulo. For two other municipalities, São Caetano do Sul (SP) and Mogi das Cruzes (SP), we provide wholesale treated water and sewage treatment services. As a result, we have a total customer base of 28.4 million, with 27.8 million served directly and around 600,000 as wholesale.

Currently, we are the company that invests the most in sanitation in Brazil, responsible for around 33% of the investment made in water and sewage services in the country (SNIS average 2011-2020).

We also work as minority partners in four other companies providing water supply, sewage extraction and treatment services. We also have partnerships in the companies Aquapolo Ambiental (reuse water), Attend Ambiental (treatment of non-domestic sewage) and Paulista Geradora de Energia (the latter in the pre-operational phase). More information about these companies can be found in Note 12 of the Financial Statements (check the Statements by scanning the QR code on the top of tis page).

Besides providing water, sewage and energy services, we are qualified to carry out activities in the markets of drainage and urban rainwater management, urban cleaning and solid waste management.

We are a publicly held, mixed-capital company, and our shares are listed on the Novo Mercado of B3 (São Paulo, Brazil), under ticker SBSP3, and on the New York Stock Exchange (NYSE), with American Depositary Receipts. (ADR Level III), under ticker SBS. Sabesp's market value at the end of 2021 was around R$ 27.5 billion.

Our services are regulated and inspected by the Agência Reguladora de Serviços Públicos do Estado de São Paulo (Arsesp) and we are also subject to the reference rules issued by Agência Nacional de Águas e Saneamento Básico (ANA).


DVS 3080

We have 12,515 employees to serve 28 million people in 375 munnicipalities in the São Paulo State

OPERATING AREA

GRI 102-4 | 102-6

We operate in all regions of the State of São Paulo. In the countryside and on the coast, our operations are divided into ten superintendencies, also called Business Units (BUs), located in their São Paulo watersheds, as shown in color on the map below.

In the São Paulo Metropolitan Region (Alto Tietê basin), due to the large number of customers and operational complexity, operations are subdivided into five regions: center, south, east, west and north, the latter also incorporating the municipalities in the Bragantina region.


Regional Systems Office
RA – Alto Paranapanema Business Unit
RB – Baixo Paranapanema Business Unit
RG – Pardo e Grande Business Unit
RJ – Capivari/Jundiaí Business Unit
RM – Médio Tietê Business Unit
RN – Litoral Norte Business Unit
RR – Vale do Ribeira Business Unit
RS – Baixada Santista Business Unit
RT – Baixo Tietê e Grande Business Unit
RV – Vale do Paraíba Business Unit
Metropolitan Office
MC – Center Business Unit
ML – East Business Unit
MN – North Business Unit
MO – West Business Unit
MS – South Business Unit

SABESP IN NUMBERS

375 MUNICIPALITIES
directly served with water supply and sewage services

12,515 EMPLOYEES
workforce

28.2 MILLION
people served with quality water

22 LITERS
reduction in water losses (per connection/day)

R$ 1 BILION
investment to fight water loss

WATER

88.9 thousand km
length of water pipelines and networks

246 WTPs Water Treatment Plants

1,222 WELLS

~100%
water coverage

9.8 MILLION
water connections

61.1 MIL KM
collection networks, outfalls and interceptors

92%
sewge collection coverage

SEWAGE

79%
housholds connected to sewage treatment

578 STPs
Sewage Treatment Plant

8.4 MILLION
sewage connections

R$ 4.98 BILLION
investment in water safety and sewage systems expansion

R$ 19.5 BILLION
net revenue

Corresponds to over
30% OF ALL INVESTMENT
in sanitation in Brazil
(SNIS 2011-2019)

R$ 23.8 BILLION
Capex **2022-2026**

32.7%
EBITDA margin

R$ 2.3 BILLION
income

R$ 53.1 BILLION
assets

R$ 27.5 BILLION
market value
(December 31, 2021)

OUR 2021 HIGHLIGHTS ON ESG PERSPECTIVE

The Environmental, Social and Governance (ESG) principles, which make the essence of the provision of environmental sanitation services, reflect the manner by what we act and gives ground to our Mission, Vision & Values and management strategies. Following there are some highlights of our ESG actions in 2021 and their impact, translated in consolidated business evolution and in benefits the society and to the environment.

COP 26

In partnership with the UNFCCC, we were at the World Climate Conference, presenting actions to adapt to climate change in the panel Water scarcity and resilience: partnership to identify solutions.

"ÁGUA LEGAL" (Legal Water)

We have brought more health conditions to over 15,000 families that are no longer served in a precarious and unhealthy way. In total, 160,000 families have already benefited from the program, which received the ODS 6 impact initiative award from the Brzil Network of the UN Global Compact.

ETHICAL GOVERNANCES

Sabesp is once again recognized by the National General Controllership (CGU) as a company committed to integrity and the prevention of fraud and corruption.

RISK CLASSIFICATION

Sabesp had its ratings improved. Fitch: from AA(bra) to AAA(bra) on the national scale, and from BB to BB+ on the global scale. Moody's: from Aa2.br on the national scale to AAA.br.

PAVING RECYCLING

The Ecological Center for Paving Recycling was inaugurated. It generates asphalt putty from civil construction waste. It was awarded the Green Seal from the Chico Mendes Institute for promoting environmental sustainability.



Community work promotes awareness of the benefits of basic sanitation

NOVO RIO PINHEIROS (New Pinheiros River)

We made progress in cleaning up one of the main metropolitan rivers, connecting 516,000 households to sewage treatment. In addition to bringing quality of life to highly vulnerable regions, the results can already be seen by the presence of fishes in confluent streams and stretches of the Pinheiros River.

UNITED BY THE AMAZON

A partnership between Sabesp and The Sustainable Amazon Foundation (FAS) signed in 2021 enables clients to donate to riverside and indigenous populations in the Amazon, mobilizing society in the conservation of the forest.

LONG LEAD

For another consecutive year, several operated municipalities are among the best served in the country on basic sanitation rankings.

TARIFA SUBSIDIADA

In 2021, more than 320,000 families in situations of greater social need became part of the subsidized tariff categories, totaling 868,000 families benefited by the Company.

CORPORATE STRATEGY

In line with the principles of sustainable development and in line with the environmental and socioeconomic policies of its controlling shareholder, Sabesp seeks to universalize basic sanitation services in the area where it operates through relevant public programs to promote quality of life and preserve the environment. This work is guided by our vision of being a world reference in the provision of sanitation services, in a sustainable, competitive and innovative way, focused on the customer.

The guarantee of water availability is a constant focus of attention in the operating area, as well as the progress in the implementation of sewage extraction and treatment structures, with technical and economic feasibility. Also, within our strategy, we are looking for growth with economic and financial balance in an environmentally correct and socially fair way, applying the principles of financial strength and sustainability to the business.

mission

To provide water and sanitation services, contributing to improving the quality of life and the environment.

vision

To be a global benchmark in the provision of water and sanitation services in a sustainable, competitive and innovative manner, focused on customers.

values

Respect for society and clients; respect for people and for the environment, integrity, competence and citizenship



Team inspects material at work to expand sewage collection and treatment

STRATEGIC CORPORATE GUIDELINES

- **Water Security:** Ensuring the availability of water for its operating area.
- **Service Excellence:** Ensuring quality in the management of services and products made available.
- **Sustainability:** Promoting Sabesp's growth with economic and financial balance in an environmentally correct and socially fair manner.
- **Stakeholder engagement:** Being proactive in the relationship with stakeholders, promoting integration, governance and autonomy in management.
- **Innovation and technology:** Fostering the creation, adoption and dissemination of solutions focused on value generation.
- **Employee value proposition:** Encouraging professional growth through opportunities and recognition, increasing satisfaction and well-being, seeking commitment and productivity at work.
- **Expansion of water treatment:** Advancing the implementation of sewage extraction and treatment structures, with technical and economic feasibility, contributing to universalization.

STRATEGIC GOALS MAP

NEGÓCIOS	OBJETIVOS ESTRATÉGICOS		
SUSTAINABILITY	Guarantee Water Availability	Generate a Positive Socio-environmental Impact	Generate Profits
CLIENTS AND SOCIETY	Satisfy Clients	Maintain and Win Markets and New Businesses	Strengthen Sabesp's Image
PROCESSES	Guarantee Service Quality		Streamline Processes
PEOPLE AND INNOVATION	Promote Professional and Personal Development		Implement New Technologies

VALUE CHAIN

As a support to the strategy, Sabesp has its processes organized in its Value Chain, including 12 macro-processes responsible for delivering the expected results.

MACROPROCESSES			
Business	Relationship with Customers and Markets	Asset Management	Operation of Water and Sewage Systems
Management and Support	Corporate Governance	Business Strategy	Regulation
	People	Integrated Communication	Economic-Financial
	Environmental Management	Social Development	Supplies

As value propositions from the deliveries made by this chain, Sabesp highlights:

- Society development;
- Health, quality of life and the environment;
- Confidence in the quality and availability of water and services.

New guidelines, indicators and goals, as a result of the new sanitation framework, to be implemented by the national regulator and applied by our state regulatory agency will lead to adjustments in our strategy.



Recyclable Materials Cooperative in the region of the Ponte Baixa Stream is one of the incentive actions for income generation of the New Pinheiros River Program

INVESTMENT PLAN

To fulfill its mission and implement its business plan, the Company has an investment program aimed to improve and expand its water supply and sewage collection and treatment systems and increase and protect water resources.

Our investment program comprises four specific goals regarding the municipalities served:

(i) continue to increase water supply security and meet higher demand for treated water;

(ii) expand the percentage of households connected to the sewage network;

(iii) increase the treatment of sewage collected; and

(iv) improve operational efficiency and reduce water loss.

Between 2022 and 2026, the Company plans to invest approximately R$ 23.8 billion, R$ 9.9 billion of which in water supply and R$ 13.9 billion in sewage collection and treatment:

in R$ million	2022	2023	2024	2025	2026	TOTAL
Water Supply	2,209	2,026	1,853	1,926	1,869	9,883
Sewage Collection	1,869	62	2,005	2,534	2,235	10,632
Sewage Treatment	616	62	668	624	864	3,330
Total	**4,694**	**4,573**	**4,526**	**5,084**	**4,968**	**23,845**

Constant values at the price of December 2021



Works to expand sewage collection and treatment in the São Paulo Metropolitan Region

GOALS: PERFORMANCE AND PROJECTIONS

The Company's operational performance is mainly monitored by service indicators and service coverage, number of water and sewage connections, number of households connected to sewage treatment, and losses index, measured in liters/connection/day. The projections are based on the Investment Plan designed by Management and mainly consider:

- Brazilian and foreign macroeconomic conditions, inflation rates, and interest rates;
- availability of domestic and international funds to finance the basic sanitation sector, and funding through the capital market;
- population growth;
- obtaining necessary environmental licenses; and
- weather conditions.

The chart below shows the performance in 2021 and the projection of the expected trajectory by 2026.

	ACHIEVED 2021	GOALS					
		2021	2022	2023	2024	2025	2026
Water Supply Service (%)[1]	Tends toward universalization [1 e 2]	TENDS TOWARD UNIVERSALIZATION					
Sewage Collection Service (%)[1]	85	85	86	87	88	88	89
Water Supply Coverage(%)[1]	Tends toward universalization [1] [2]	TENDS TOWARD UNIVERSALIZATION					
Sewage Collection Coverage (%)[1]	92	92	93	93	94	95	95
Ratio of Households Connected to Sewage Treatment[1][2]	79	77	82	84	86	87	90
New Water Connections (thousand)	178.9	192	192	200	200	200	190
New Sewage Connections (thousand)	225.5	246	220	240	240	240	240
Water Losses per Connection (liters/connection/day)[3]	252	268	250	248	247	245	244

(1) Coverage of 98% or more. Service of 95% or more.

(2) For methodological reasons, it considers a variation margin of plus or minus 2 percentage points.

(3) Unit is the term used for the building or subdivision of a building, with occupancies demonstrably separate from each other, that collectively use a single water supply and/or sewage collection connection.

(4) In January 2021, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation starting in January 2022, and Mauá will be included in 2023

The projections consider the perspective on businesses and the operational and financial results. As such, they are exclusively based on Management's expectations about the future of the business and variables external to the Company, and, therefore, are subject to change without notice, and are beyond Management's control.

KEY INDICATOR PANEL

SERVICE

	Water Service Ratio[1]	Water Coverage Ratio[1]
2021	~100%	~100%
2020	~100%	~100%
2019	~100%	~100%
2018	~100%	~100%
2017	~100%	~100%

Sewage collection service ratio[2]

2021	85%
2020	85%
2019	84%
2018	83%
2017	83%

Sewage collection coverage ratio[2]

2021	92%
2020	92%
2019	91%
2018	90%
2017	90%

Ratio of households connected to sewage treatment[3]

2021	78%
2020	76%
2019	75%
2018	74%
2017	72%

Resident population supplied with water[4] (million inhabitants)		Resident population provided with sewage collection[4] (million inhabitants)
27.8	2021	24.6
27.5	2020	24.3
27.1	2019	23.8
25.1	2018	21.8
24.9	2017	21.6

OPERATIONAL

Water Connections[6]

	2021	2020	2019	2018	2017
thousand connections	9,840	10,088	9,933	9,053	8,863
thousand households	13,303	13,876	13,691	12,535	17,278

Sewage Connections[6]

	2021	2020	2019	2018	2017
thousand connections	8,418	8,518	8,326	7,495	7,302
thousand households	11,674	12,027	11,787	10,685	10,414

Length of the water network[7]

	2021	2020	2019	2018	2017
km	88,904	87,568	81,324	75,519	74,396

Length of the sewage network[7]

	2021	2020	2019	2018	2017
km	61,122	59,660	55,983	51,788	50,991

Water Treatment Plants (WTP)

	2021	2020	2019	2018	2017
unit	246	251	253	244	240

Wells

	2021	2020	2019	2018	2017
unit	1,222	1,169	1,144	1,114	1,110

Water Treatment Plants (WTP)

	2021	2020	2019	2018	2017
unit	578	572	569	565	557

Water loss – billing[8]

2021	16.1%
2020	16.9%
2019	18.6%
2018	19.5%
2017	20.1%

Water loss – relating to metering[9]

2021	27.9%
2020	27.0%
2019	29.0%
2018	30.1%
2017	30.7%

Volume of water produced (million m³)

2021	2020	2019	2018	2017
2,865	2,907	2,873	2,800	2,783

Volume of water metered – retail (million m³)

2021	2020	2019	2018	2017
1,707	1,758	1,593	1,545	1,524

Volume of water billed – wholesale[11] (million m³)

2021	2020	2019	2018	2017
50	50	83	263	257

Volume of water billed – retail[12] (million m³)

2021	2020	2019	2018	2017
2,103	2,034	1,963	1,845	1,819

Water losses per connection[10] (liters /connection /day)

2021	2020	2019	2018	2017
252	263	285	293	302

Number of employees[13] (people)

2021	2020	2019	2018	2017
12,515	12,806	13,945	13,945	13,672

Operational productivity (connections /employee)

2021	2020	2019	2018	2017
1,459	1,453	1,309	1,145	1,182

Volume of sewage billed (million m³)

2021	2020	2019	2018	2017
1,872	1,840	1,767	1,641	1,617

FINANCIAL

	Unit	2021	2020	2019	2018	2017
Gross Revenue	R$ million	20,680.9	18,874.4	19,080.6	17,056.3	15,374.6
Net Revenue	R$ million	19,491.1	17,797.5	17,983.7	16,085.1	14,608.2
Adjusted EBITDA[14]	R$ million	6,372.7	6,421.8	7,510.5	6,540.6	5,269.3
Adjusted EBITDA Margin	% of net revenue	32.7	36.1	41.8	40.7	36.1
Adjusted EBITDA Margin excluding construction revenues and costs	% of net revenue	41.5	45.0	49.5	48.8	45.4
Operating Income[15]	R$ million	4,097.6	4,492.4	5,711.6	5,176.7	3,961.7
Operating Margin[15]	% of net revenue	21.0	25.2	31.8	32.1	27.1
Income (net profit/loss)	R$ million	2,305.9	973.3	3,367.5	2,835.1	2,519.3
Net Margin	% of net revenue	11.8	5.5	18.7	17.6	17.2
Net debt over Adjusted EBITDA[16]	Multiple	2.29	2.09	1.46	1.55	1.86
Net debt over shareholder's equity[16]	%	58.4	59.0	50.8	51.8	56.1
Investiments[17]	R$ million	4,983.0	4,380.0	5,068.0	4,177.4	3,387.9

ENVIRONMENTAL

	Unit	2021	2020	2019	2018	2017
301-1 – Chemicals used in water and sewage treatment	T	306,626	256,688	293,039	245,197	271,396
301-2 – Percentage of chemicals used in water and sewage treatment arising from recycling[18]	%	3.42	4.08	3.00	3.78	3.49
302-1 – Total electricity consumption[19]	Terajoules (TJ)	10,219	9,680	9,123	8,940	8,341
302-3 – Consumption of electricity/m^3 of water produced	kWh/m^3	0.83	0.76	0.72	0.73	0.68
302-3 – Consumption of electricity/m^3 of sewage treated	kWh/m^3	0.44	0.43	0.47	0.45	0.46
302-4 – Reduction in the consumption of electricity for water produced – J	%	6.7	-6.5	-0.84	-8.5	-4.3
302-4 – Reduction in the consumption of electricity for sewage treated – J	%	-0.7	-5.1	-4.28	-2.3	-13.4
302-5 – Reduction in the requirements of electricity/m^3 of water produced – kWh/m^3	%	8.4	-5.2	0.73	-7.8	-1.5
302-5 – Reduction in the requirements of electricity/m^3 of sewage treated – kWh/m^3	%	2.6	7.1	-3.33	1.7	-7.0
303-1 – Total water collected – Superficial	millions m^3	2,725	2,760	2,705	2,630	2,602
303-1 – Total water collected – Underground	millions m^3	174	173	175	176	172
303-3|303-5 – Percentage of water consumed in the treatment at the WTPs[20]	%	0.9	1.2	2.7	2.7	2.8
303-3 – Percentage of water recovery from the washing of filters and decanters at the WTPs[20]	%	67.3	65.3	77.4	86.3	84.6
Direct and indirect greenhouse gas emissions[21]	t CO_2e	N/D	2,574,565	2,326,272	2,223,172	2,369,715
305-1 – Direct greenhouse gas emissions (GHG) (Scope 1)	t CO_2e	N/D	2,384,788	2,116,867	2,021,759	2,130,164
305-2 – Indirect greenhouse gas emissions (GHG) from acquisition of electricity (Scope 2)	t CO_2e	N/D	167,061	192,315	180,802	215,494
305-3 – Other indirect greenhouse gas emissions (GHG) (Scope 3)	t CO_2e	N/D	22,715	17,091	20,610	24,057
303-3 – Volume of reuse water supplied (22)	thousand m^3	1,352	1,354	1,369	1,462	1,579
303-3 – Percentage of reuse water sold on treated sewage in STPs with reuse water[22]	%	0.99	0.60	0.76	0.43	0.35
303-3 – Percentage of reuse water provided on the installed capacity[22]	%	27.3	27.6	32.40	38.3	36.02
Number of STPs and WTPs with Environmental Management System (SGA)[23]	Units	558	530	390	271	177
Number of STPs and WTPs certified with ISO 14001[23]	Units	36	36	35	35	35
Number of people in monitored sanitary and environmental visits at the operating units[24]	People	451	924	62,384	75,078	65,266
Seedling voluntarily planted	Units	16,265	18,050	24,568	6,138	11,358
Amount of recycling collected at Sabesp 3Rs[25]	T	70	147	274	224	140
Average ethanol consumed	liters/vehicle	2,292	2,362	2,820	2,226	2,470
Consumption of ethanol over total fuel	%	57	57	58	58	57
Positive public perception of Sabesp's environmental responsibility[5]	%	74	70	69	69	64

NOTAS **(1)** Coverage 98% or more. Meeting 95% or more. **(2)** For methodological reasons, it includes a variation margin of plus or minus two percentage points. **(3)** Economy is the term used for the building or subdivision of a building, with demonstrably independent occupations, which collectively use a single water supply and/or sewage extraction connection. **(4)** The population data of this Panel of Indicators consider the "Projection of Population and Households for the Municipalities of the State of São Paulo: 2010-2050", prepared by the State Data Analysis System Foundation. **(5)** Research carried out in 2021, by the GMR Intelligence Market Institute, with 14,174 interviews across the entire base of operated municipalities, with a margin of error of 1% and a confidence interval of 95%. **(6)** Active and inactive Connections and Economies. **(7)** Includes water mains, trunk collectors, interceptors and outfalls. **(8)** Calculated by dividing the Volume Lost over Revenue in the year by the Volume Produced in the year. The Lost Volume does not consider water used for periodic maintenance of water mains and water reservoirs, for firefighting and water supplied in areas of irregular occupation. As well as the water supplied for use by the authorized municipalities. The municipality of Guarulhos became part of the index calculation in January 2021. The municipality of Santo André will be included in the index in January 2022. **(9)** Calculated by dividing the Volume Lost, over Micromeasuring, in the year by the Volume Produced in the year. The Lost Volume does not consider water used for periodic maintenance of water mains and water reservoirs, for firefighting and water supplied in areas of irregular occupation. As well as the water supplied for use by the authorized municipalities. The municipality of Guarulhos became part of the index calculation in January 2021. The municipality of Santo André will be included in the index in January 2022. **(10)** Calculated by dividing the Lost Volume, over Micromeasuring, in the year by the average amount in the year of active water connections, divided by the number of days in the year. The Lost Volume does not consider water used for periodic maintenance of water mains and water reservoirs, for firefighting and water supplied in areas of irregular occupation. As well as the water supplied for use by the authorized municipalities. The municipality of Guarulhos became part of the index calculation in January 2021. The municipality of Santo André will be included in the index in January 2022. **(11)** [Does not include the amounts billed to the municipality of Santo André as of 2019 (67.1 million m^3 and 53.9 million m^3 in 2019 and 2020, respectively), since the municipality started to be billed at retail in mid 2019. It does not include the amounts billed to the municipality of Mauá in 2020 (29.5 million m^3), since the municipality started to be billed at retail in mid-2020. More information in the "Economic and Financial Performance" chapter of this report.] **(12)** [Includes the amounts billed to the municipality of Santo André as of 2020 (53.9 million m^3). It does not include the amounts billed to the municipality of Mauá in 2020 (29.5 million m^3), which began to be billed at retail in mid-2020. More information in the "Economic and Financial Performance" chapter of this report.] **(13)**Number of own employees. It does not include those assigned to other bodies and retirees due to disability. (14)Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) the financial result and (iv) other net operating expenses. **(15)**Does not include financial income and expenses. **(16)**Net debt includes debt, deducting cash and cash equivalents and short-term investments. **(17)**Does not include financial commitments assumed in program contracts (R$121 million, R$207 million, R$331 million and R$58.3 in 2017, 2018, 2019 and 2020, respectively). In 2021, there were no financial commitments linked to program contracts. (18) Refers to the amount of the chemical 'fluosilicic acid' over the total of chemicals used in water treatment. **(19)** Of the total electric energy consumption in 2021, 82.30% was used in the water process (capture, production, adduction and treatment), 16.85% in the sewage process (extraction, removal and treatment) and 0.85% in the administrative process. **(20)** Refers to water treatment plants in the São Paulo Metropolitan Region. It does not include data from the Isolated Systems of Guarulhos (SP). **(21)** The 2020 inventory shows that sewage extraction and treatment activities are the largest sources of GHG emissions, accounting for around 92.2% of the total. Electric energy contributes 6.5% and other activities represent around 1.3%. The annual GHG inventory for 2021 is being prepared throughout 2022. The emission of biomass in 2020 was 89,506.99 tCO_2e (from burning biogas and burning renewable fuels from plant biomass). The adopted global warming potential for CH_4 is 21 and for N_2O it is 310 (Global Warming Potential (GWP) values from the second IPCC report, Second Assessment Report – SAR). **(22)** Refers to the Barueri, Jesus Netto, Parque Novo Mundo and São Miguel STPs, which have facilities to produce reuse water. Water supplied corresponds to that sold. The capacity is the nominal of the installations. The values do not consider the volume of treated sewage and supplied to Aquapolo Ambiental, on average of 14.4 million cubic meters per year. **(23)** Since 2015, Sabesp has been working with its own model for the implementation of the Environmental Management System (SGA) in STPs and WTPs, with the ISO 14001 standard applied to the certified scope and for the other plants it uses its own environmental management model called SGA-Sabesp. In view of this strategic realignment, in 2015 there was a reduction in the 14001 certified scope. **(24)** In 2020 and 2021, the number of visitors to operating units was lower than in previous years due to the pandemic (Covid-19). **(25)** Amount affected by restrictions imposed by the pandemic (Covid-19).

TRANSFORMING LIVES



Employee presents the "Água Legal" (Legal Water) Program to a resident of Jardim Savoyzinho, East São Paulo city

- SEEKING EFFICIENCY IN THE NEW REGULATED ENVIRONMENT
- 2021 AWARDS AND RECOGNITIONS
- FIGHTING COVID-19
- COMMITMENT TO OUR CUSTOMERS SATISFACTION
- WORKING FOR THE COMMUNITIES
- WATER SECURITY IN A SCARCITY AND CLIMATE UNCERTAINTY ENVIRONMENT
- GREENHOUSE GAS EMISSION MANAGEMENT
- MORE QUALITY OF LIFE AND THE RECOVERING WATER RESOURCES
- ENVIRONMENTAL MANAGEMENT INTEGRATED TO THE OPERATION
- RESEARCH, DEVELOPMENT & INNOVATION – RD&I

SECTOR CONTEXT

SEEKING EFFICIENCY UNDER THE NEW SANITATION FRAMEWORK

In 2021, Sabesp mobilized to promote the necessary adjustments to operate in the new regulatory environment, brought about by Federal Law 14,026/2020 (New Sanitation Framework). In May, Federal Decree 10,710/2021 was published, which set the methodology for proving the economic and financial capacity of public water and sewage service providers.

In compliance with the Decree, at the end of December, the Company delivered to Arsesp the documents that prove its ability to maintain the provision of services in the operated area and to meet the universalization goals of water and 90% sewage extraction and treatment by 2033.

After analysis, Arsesp decided to recognize Sabesp's proven economic and financial capacity to meet the universalization goals for public water supply and sewage services by 2033 for the municipalities in URAE 1 – Southeast.

The recognition meets both the first step, which covers the minimum economic and financial indicators set by Federal Decree 10,710/2021, and the second step, which deals with feasibility studies and the fundraising plan. However, there was a qualified opinion in a document for six municipalities that did not formalize their consent to the amendment to adjust/incorporate contractual goals into their current contracts.

Still in the context of the New Framework, we have the beginning of ANA's activities, which will theme reference standards for the regulation of the segment, with the objective of equalizing the demanding standards for the provision of services throughout the national territory.

In this sense, ANA released an agenda for the period 2021-2023 with the themes that should be the subject of future regulation, such as service quality standards, loss reduction and control, risk matrix, rules for indemnification of assets and regulation models/tariff structure.

Sabesp actively participated in the discussions held in rounds of meetings held in April and May 2021 and sent its contributions to Public Consultation 001/2022 which deals with the Proposed Reference Standard on indicators.

In the document, we highlight the necessary changes and improvements to the reference standards, indicators, goals and calculation metrics, considering the feasibility and regulatory impact of the indicators.

At the State level, the Legislative Assembly of São Paulo approved Law 17,383/2021, which divided the State into four Regional Units for Clean Water Supply and Sanitary Sewage Services – URAEs, requiring the adhesion of Municipalities to the new regionalization model of services. The so-called URAE 1 – Southeast includes 370 of the 375 municipalities currently operated by Sabesp.

In December 2021, State Decree 66,289/2021 was edited, which regulates the above Law and provides for the adhesion of municipalities to their URAEs and their interfederative governance structure that the law deals with.

NEW BUSINESS

In 2021, we reviewed our New Business Policy, providing strategic guidance considering the new competitive scenario set with the legal framework for basic sanitation. The new text brings guidelines designed to support the decision-making process for the selection of initiatives, search for partners and strategic investment options in New Business and Market Expansion.

In this sense, we will opt for partnerships that add quality to the provision of services, with greater operational efficiency and gain in speed towards the universalization of services. Opportunities linked to the promotion of the circular economy and ESG are also being observed, such as WTP/STP waste and solid waste.

Within this new configuration, in December 2021, we published the first public call for studies, development and implementation of solutions to take advantage of photovoltaic energy generation potential in the municipalities where we operate.

REPRESENTATIVENESS & PARTICIPATION

GRI 102-13 Sabesp's participation in National and International Associations and Organizations, especially in recognized entities in the sanitation and strategic management of water resources segment, reinforces our collaborative posture and our commitment to the governance of sustainability, transparency and willingness to dialogue with all our audiences.

Besides the entities listed below where we are representative, the partnership signed with the United Nations Framework Convention on Climate Change (UNFCCC) for participation in COP26 (United Nations Conference on Climate Change), held in Glasgow, Scotland, was a highlight in 2021.

On that occasion, we participated in the panel "Water Scarcity and resilience: Partnership to identify solutions", showing the challenges and strategic management to ensure water security in the São Paulo Metropolitan Region.

Throughout 2021, we were also involved in the preparations for the next World Water Forum, to be held in March 2022 in Dakar, Senegal. The theme of the event is "Water Security for Peace and Development" and is promoted by the World Water Council.

Sabesp is represented by the Chief Executive Offier, Benedito Braga, who is also honorary chair of the World Water Council, an entity he chaired over for two consecutive terms – from 2013 to 2018, besides the Corporate Management Officer, Adriando Cândido Stringhini, one of the governors of the Board, and the Integrated Planning superintendent, Dante Ragazzi Pauli, as an alternate..



Supply works in the municipality of Mauá, in the São Paulo Metropolitan Region

Entity	Interest
Brazilian Association of Industrial Property Agents – ABAPI	Associate
Brazilian Association of Groundwater – ABAS	Associate
Brazilian Association of Scientific Editors – ABEC	Associate
Brazilian Association of Business Communication – ABERJE	Associate
Brazilian Association of Sanitary and Environmental Engineering – ABES	Associate. Participation in thematic chambers and working groups; strategic participation.
Brazilian Association of Biogas –ABIOGÁS	Associate. Participation in committees, working groups and projects; strategic action through interaction with biogas and biomethane producers and generators of electric energy from biogas and with technology providers for production and beneficial use.
National Association for Research and Development of Innovative Companies – ANPEI	Associate. Participation in committees and working groups/technical chambers.
Brazilian Institute of Corporate Governance – IBGC	Associate
ENRICH – European Network of Research and Innovation Centres and Hubs	Associate
National Quality Foundation – FNQ	Associate
Brazilian Association of Companies State Sanitation –AESBE	Participation in the plenary and technical chambers and working groups; strategic participation.
Brazilian Association of Human Resources – ABRH	Associate

Entity	Interest
Brazilian Association of Technical Standards – ABNT	Maintaining partner. Active participation in Study Commissions. In 2021, Sabesp participated in XX Study Commissions (ECs), components of Technical Standardization Committees, with the participation of XX representatives appointed by their Boards, contributing to the elaboration and review of Brazilian Technical Standards (NBRs), whose themes are linked to its performance. Among them, we highlight the Brazilian Basic Sanitation Committee ABNT/CB-177, structured in three Subcommittees and six Study Commissions for water, sewage, drainage and solid waste services and products. Participation is strategic because the technical specifications provided for in the NBRs define and support the quality of our contracts, purchases of materials, inputs and services, which justifies our direct interest in the technical quality of these documents. In addition, Sabesp's Technical Standards are important references to the elaboration of ABNT's NBRs.
Brazilian Water Resources Association – ABRHIDRO	Associate
AWWA – American Water Works Association	Associate
IWA – International Water Association	Associate
WEF – Water Environment Federation	Associate
State and Interstate Watershed Committees	Participation of the plenary and technical chambers representing the water resources user segment
National Water Resources Council – CNRH	Participation in the plenary and technical chambers representing the Associação Brasileira das Empresas Estaduais de Saneamento – AESBE
State Water Resources Cuoncil – CRH	Participation representing the Government Office of Infrastructure and Environment of the State of São Paulo (SIMA).

2021 AWARDS AND RECOGNITIONS

Even in a year of great challenges and overcomings, in 2021, Sabesp won several awards and recognitions that attest to the solidity of our governance, quality of services provided and efficiency of management.

TRANSPARENCY TROPHY 2021 (ANEFAC/ FIPECAFI) – category Publicly Traded Companies with Net Revenue over R$ 8 billion. In 2021, we were recognized as the company that won the most editions of the award (22 times), ranking first in the 25th-anniversary celebration, unprecedented in the award.

QUALITY ASSESSMENT CERTIFICATION, granted by The Institute of Internal Auditors (IIA), for the adoption of high-quality standards in Internal Audit works.

GOOD COMPANY TO WORK FOR SEAL, a certification awarded by the Great Place to Work (GPTW), as a result of the favorability rate of 72% among employees in the Organizational Climate Survey.

BRONZE SEAL OF FRIEND OF JUSTICE COMPANY, granted by the Court of Justice of the São Paulo State, for its commitment to reducing the number of lawsuits, favoring alternative agreements and conciliations outside the courts.

PRO-ETHICS COMPANY 2020-2021, granted by the Office of the Federal Controller General in partnership with the Ethos Institute, for recognizing it as a model of governance and prevention and fight against corruption.

EMPRESAS QUE MELHOR SE COMUNICAM COM JORNALISTAS DE 2021, an initiative of the Business Communication Platform and Center for Communication Studies (Cecom), recognized Sabesp as a company that values excellence in communication with journalists.

CHICO MENDES INSTITUTE GREEN SEAL, for the implementation of the Ecological Center for Pavement Recycling, at Vila Leopoldina.

SÃO PAULO MANAGEMENT QUALITY AWARD 2021, granted by the São Paulo Institute for Management Excellence (Ipeg), in several categories, such as innovation, customer relations, digital transformation, fight against COVID-19, among others.

NATIONAL QUALITY AWARD IN SANITATION (PNQS) 2021, awarded by the National Quality Committee (CNQA) of the Brazilian Association of Sanitation and Environmental Engineering (Abes). The Best in Management, Operational Efficiency, and Asset Management in Sanitation.

ISO 14001 CERTIFICATION, granted by Bureau Veritas, keeping the seal in all 36 plants currently certified (include water and sewage plants).

LEED CERTIFICATION in the administrative building at STP Bragança Paulista

SANITATION RANKING 2021, OF THE TRATA BRASIL INSTITUTE, in partnership with the consulting firm GO Associados, which listed five municipalities served by Sabesp among the 20 with the best sanitation indicators in Brazil – Santos (1st), Franca (4th), São Paulo (8th), Suzano (10th), and Taubaté (19th)

ABES SANITATION UNIVERSALIZATION RANKING, a study prepared by the Brazilian Association of Sanitation and Environmental Engineering. According to the survey, Sabesp serves 41 of the 119 municipalities with universal services or services close to this level.

INOVAINFRA AWARD, from O Empreiteiro magazine, in recognition of the Distributed Generation of Photovoltaic Energy Program being implemented at the Company.

CHILD FRIENDLY COMPANY SEAL conquered again in 2021 for the commitments assumed in the defense of the rights of children and adolescents, granted by Fundação Abrinq.

FIGHTING COVID-19

Sabesp's Sanitary Protocol

The urgency of the moment brought about during the pandemic required fast mobilization from the entire Company to adopt emergency measures aimed at mitigating health, social, and economic impacts resulting from the worsening of the spread of the virus.

Following the guidelines of the World Health Organization, the Ministry of Health, as well as those issued by the Government of the State of São Paulo, these initiatives became possible and successful due to the strong commitment and awareness of our team of professionals, technicians and volunteers, besides joining forces with other companies, entities and public bodies.

Together with furthered attention to maintaining essential water supply and sewage collection and treatment services to our more than 28 million customers, it is worth noting initiatives such as the donation of water tanks, installation of public washbasins in large circulation areas, distribution of hygiene products, and sanitation of public streets.

To mitigate the economic impact especially suffered by families in socially vulnerable situations, we exempted the social category from paying tariffs, suspended cuts, and renegotiated debts.

Internally, we created the Executive Crisis Committee and a People Management Committee with the strategic participation of professionals from all areas. The measures aimed to closely monitor, through weekly meetings, the internal and external scenarios, observing the risks and impacts of contagions and the evolution and effectiveness of the implemented measures.

One of the highlights regarding employees was the implementation of the Sabesp Health Protocol, which gathers rules for reducing circulation to promote safe work, social distancing, personal hygiene, and sanitation of the Company's facilities, in addition to communication and monitoring actions. Scan the QR Code on the top of the page to see the Protocol.

In 2021, the second year of facing the pandemic, we remain mobilized to make a difference in the area where we operate. As a result of our commitment to social well-being, we contributed to the vaccination campaign of the State Health Secretariat by donating tablets to be used in the people vaccinated registration system.


LAVE AS MÃOS

Installation of public sinks was one of the measures to combat Covid-19

Helping the business and services sector was another way to mitigate the economic effects caused by social distancing to these customer categories by suspending cuts due to payment failure. The benefit was valid for five months in 2021 (February to April, July, and August). We also renegotiated debts without charging fines and interest.

With the worsening of the pandemic in the first months of 2021, we suspended in-person services at the branches to benefit customers and employees, concentrating our efforts so that, like 2020, our digital channels could efficiently replace in-person services.

After the most critical period of contagion, in July 2021, the branches gradually reopened, in a safe way for customers and employees, following health and distancing protocols. Employees working from home only started to return to in-person work after having the complete vaccination cycle, based on the specifications contained in the leaflet of each immunization product.

To keep teams informed about preventive measures, corporate rules, symptoms, and other doubts about the pandemic, we maintained the COVID-19 Prevention Information Center active and made the telemedicine system of the Albert Einstein Hospital available to employees. Through the Emotional Health Program, we provided information for the psychological well-being and mental health of our teams.

In addition, we protectively distributed equipment to employees working in-person to maintain operations and execute works. For this category, we organized interval work schedules, seeking to reduce contact among them.

For the most vulnerable groups, we are committed to the "Solidarity Winter" campaign, carried out in partnership with the São Paulo Social Fund (FUSSP), for the distribution of 199,000 pieces of warm clothong and 69,000 new blankets, in addition to 150,000 basic kits and 5,000 Christmans kits. Also through the work of our volunteers, we promoted the donation of toys, hygiene products, school supplies, animal feed, weelchairs and crutches, and also blood donation.



Team inspects basic food kits distributed by Sabesp to socially vulnerable families

IN 2021, WE DISTRIBUTED 199,000 PIECES OF WARM CLOTHING, 69,000 NEW BLANCKETS, 150,000 BASIC KITS AND FIVE THOUSAND CHRISTMAS KITS

COMMITMENT TO OUR
CUSTOMERS SATISFACTION

Sabesp's services have a strong impact on the promotion of people's quality of life with quality water supply and sewage extraction and treatment, a flag of SDG 6, besides impacting SDGs 1 and 11 regarding the expansion of the access to basic services. The effective provision of these services demands the construction of a relationship of trust and credibility, which must always be aligned with the needs and expectations of our customers. They are the source of support for the business and the main reason why we strive day by day to gain efficiency and quality in the services provided. Besides seeking greater satisfaction of this target audience and increasing the company's image and reputation, these guidelines meet legal and regulatory requirements and strengthen the partnership with the granting authority, positively reflecting solid and sustainable business performance.

GRI 103-1 | 103-2 | 103-3

The strengthening of the relationship with these public forms the foundation of the Company's Institutional Vision and allows us to understand more deeply the different profiles, behaviors and needs of the users of our services.

Relationship management and customer service is carried out by the Business Unit, seeking to establish communication that "speaks the local language" and taking advantage of this proximity to adopt operational strategies that bring more speed and effectiveness to the resolution of demands.

With a shared and closer look at consumer needs, we seek to prioritize and incorporate the main expectations into our strategic decisions to maximize the benefits of the services offered and promote a better experience and satisfaction for our target audience.

For this, we have a structure made up of 407 branches installed in the 375 cities we operate, besides 24-hour digital service channels. Besides the Telephone Service Center and the Emergency Center (195), we make available through our website **www.sabesp.com.br** the Virtual Agency and the Sabesp Fácil hotsite. Another option is the Sabesp Mobile app, offered on the Play Store and App Store.

We also provide mobile service with vans that are parked in different locations to make the customer's life easier. The initiative allows you to renegotiate overdue bills, update registration, request water and/or sewage connections and request a consumption review or request repairs to the networks.

WE SEEK TO PRIORITIZE AND INCORPORATE THE MAIN EXPECTATIONS INTO OUR STRATEGIC DECISIONS TO **MAXIMIZE THE BENEFITS OF THE OFFERED SERVICES**

NEW BUSINESS PLATFORM

At the end of 2021, Sabesp concluded the implementation of Net@Suite for smart utilities, a technology that provides a modular and innovative solution and covers the different commercial management processes. It promotes the integration of complex platforms, is prepared to meet regulatory needs and serves as the basis for digital transformation by allowing the incorporation of new technologies (Analytics, AI, IoT, Omnichannel, RPA, etc.) process, customer experience and analytics information management

MONTHLY BILL WITH NEW LOOK

Since October 2021, the monthly bill has had its look changed in the wake of improvements in customer relationships brought about by the implementation of the new Net@Suite digital platform.

In the new bill, the water connection is now identified by the supply number inscribed in the upper left corner and just below there is the code to request automatic debit registration. The customer is now registered by his CPF or CNPJ, facilitating, for example, ownership changes.



Strengthening the relationship with customers is one of the pillars for improving solutions and customer service

INCLUSIVE SERVICE

For customers with special needs, we provide assistance services adapted for communication in Libras (Brazilian Sign Language) and telephone channels for people with hearing and speech impairments. Visually impaired people can request the issuance of bills in Braille. See all addresses/channel numbers on page 179 of this publication – Corporate Information.

OMBUDSMAN

Channel responsible for accepting, evaluating and solving dissatisfactions and difficulties not resolved by the other channels. Throughout the year, 110.6 thousand manifestations were received through this channel. Of these, 96.6% were resolved, observing internal, legal and regulatory procedures.

The Ombudsman's Office also represents Sabesp in dealing with complaints registered on the consumer.gov.br website, of the National Consumer Government Office, subordinated to the Ministry of Justice and Public Security. We also work with the Consumer Defense Center of the State Public Defender's Office to meet the demands of clients with an income of up to three minimum wages. The action contributes to the dejudicialization of cases, which are resolved in the administrative scope.

MONITORED SATISFACTION

The result of this relationship is measured monthly through the Customer Satisfaction Survey, which provide subsidies for the implementation of improvements and innovations in the provision of services and in the forms of relationship. In 2021, 14,174 interviews were carried out among all the municipalities operated, which allowed us to check results with a margin of error of less than 1% and a confidence level of 95%, reaching a satisfaction level of 85%.

Another thermometer of our consumer satisfaction is the Customer Experience dashboard. Evolution of the former Post-Service Survey, the tool quickly measures the perception of customers both in service and service compliance and after the requested services have been performed. In 2021, we recorded around 1.5 million responses, which indicated 88% satisfaction with the services provided and 73% with the services provided.

Sabesp's Client Relationship Channels

Help-line
24 hours

In-person
407 branches

Virtual Agency
24 hours

Sabesp Mobile
App Mobile

Ombudsman
by phone and e-mail

PROMOTING ECO-EFFICIENCY WITH CONSUMERS

GRI 417-3

Sabesp promotes actions aimed at the efficient and responsible use of water, spreading the message of awareness about the finiteness of water resources. Recent climate uncertainties reinforce the importance of these initiatives, which have contributed to the average per capita reduction in water consumption in recent years (see page 57 – Consuming more carefully).

One of the main initiatives in this regard are advertising campaigns that speak the language of our customers. In 2021, we launched the "Hints to Save Water – Opened, Used, Closed" campaign. Inspired by trends in social networks, the action sought to encourage consumers to produce digital content and disseminate messages to fight waste and careful use of water.

The Company did not, in the reporting period, record any non-compliance with regulations or codes relating to marketing communications, including advertising, promotion and sponsorship.

Another highlight in promoting eco-efficiency is aimed at the category of public customers through the Rational Use of

Water Program (PURA), which works to readjust the hydraulic structure of public buildings to reduce losses.

Educational campaigns are also carried out, with practical guidelines for employees or students, in the case of state schools. Properties that reduce consumption benefit from a 25% reduction in the rate.

The program has been in existence since 1996, being implemented through a partnership signed between Sabesp and public, state and municipal entities. In its 25 years of existence, the program has been implemented in around 11,000 properties across the state.

Percentage consumption


100%
80%
60%
40%
20%
0%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Residential
Public
Mixed
Industrial
Commercial

The pandemic impacted on the change in the consumption pattern among categories of customers

TARIFF STRUCTURE AND CONSUMER CATEGORIES

Sabesp's tariff structure consists of a set of rules applied to the Company's billing in which users are classified into categories divided into residential, commercial, industrial and public. The structure is based on the Tariff Regulation approved through State Decree 41,446/1996, on the legislation and regulatory standards in force. Know the amounts charged for Water Supply and/or Sewage Collection via the QR Code ahead.

Know more about Service Charges

WATER QUALITY CONTROL

GRI 416-1

Ensuring the delivery of quality water is the greatest asset we can offer our customers and one of the greatest assets of our business and requires careful monitoring throughout the entire process, from extraction and treatment to the points of distribution and consumption.

The quality of the treated and distributed water is inspected by the Sanitary Surveillance of the State of São Paulo and guided by the parameters of Exhibit XX of the Consolidation Decree 5 of the Ministry of Health, amended by GS/MS Decrees 888/2021 and 2,472/2021, which establishes procedures for controlling and monitoring the quality of water for human consumption.

We carry out quality monitoring through sample extractions analyzed in our laboratories on a weekly or monthly basis.

This process includes about 85k monthly analyzes that measure turbidity, color, chlorine, total coliforms, among other more than 90 parameters that are verified in our 16 regional laboratories of sanitary control, which have ISO 17,025 accreditation, certified by INMETRO. We also have laboratories located at the plants themselves.

Customers can find out the results of the water analysis on the bill itself, which contains a summary of the basic parameters evaluated. Our central laboratory, located in the city of São Paulo, is responsible for the analysis of organic compounds and pesticides, using gas and liquid chromatocharty methods, as well as the analysis of heavy metals by Inductively Coupled Plasma (ICP) spectrometry.

All chemical products used for water treatment are analyzed and meet the strict specifications set in the recommendations made by the Fundação Nacional de Saúde (Funasa), Associação Brasileira de Normas Técnicas (ABNT), National Standard Foundation (NSF) and American Water Works Association (AWWA). This control aims to prevent water contamination by substances that are toxic or harmful to human health. In addition, fluoride is also added to the water to help prevent cavities in the population.

Reinforcing quality control through laboratory analysis, we have a team of tasters made up of about 140 specialists, including chemists, biologists and technicians qualified to analyze variables in the taste, aroma and density of the water to be distributed. Tasting, used by Sabesp since 1996, became required by the Ministry of Health in 2011. The results are forwarded to the WTPs to guide the treatment and eventual preventive or corrective adjustments.

INNOVATION AND TECHNOLOGY: MORE QUALITY AND EFFICIENCY IN OPERATIONS

In 2021, we advanced in the Sanitation 4.0 concept with the implementation of a pilot project to monitor water quality and operational compliance with sensors that collect data and evaluate parameters such as volume, pressure, turbidity, chlorine, fluorine, among others. The data is transmitted to an online information management platform, anticipating the solution of any problems detected in the network.


EQ40
250 ml

The Company uses state-of-the-art technology in the nearly 85,000 monthly quality analysis

The pilot project is being implemented in the region of Itatiba (SP). In the São Paulo Metropolitan Region, Sabesp has been implementing smart water meters with Internet of Things (IoT) technology, which allows large consumers to monitor consumption through a smartphone app, avoiding waste and preventing leaks. The technology has already been installed in 104k customers.

UNITED FOR THE SUSTAINABILITY OF THE AMAZON

A partnership signed in 2021 between Sabesp and the Sustainable Amazon Foundation (FAS), which works in support of riverside and indigenous populations, places our customers as protagonists in the engagement for the sustainable development of the Amazon.

This is because, to implement the partnership, which is currently being structured, our customers in the 375 municipalities served will be able to make voluntary donations through their water and sewage bills. Contributions will be passed on to FAS to promote actions that help keep the forest standing and improve the quality of life of riverside and indigenous populations in the Amazon. What is expected from the agreement is that the planned actions contribute to the conservation of the forest, preventing the increase in deforestation.

HOW THE DONATION WILL BE MADE

To participate, Sabesp customers will sign up and choose the amount they want to donate on Sabesp Fácil, which can be accessed through the Sabesp Mobile App (Android and iOS) or through the Virtual Agency (**www.sabesp.com.br**). This amount will be inserted into the next account with the description "Donation". The Company will collect and, on a monthly basis, transfer the amounts to the Foundation for the execution of projects, aimed at conserving the forest and, consequently, water resources. Every month, Sabesp will publish the accountability reports on its website.



Partnership for the Amazon seeks to mobilize for the preservation of the forest and its inhabitants

WORKING FOR
THE COMMUNITIES


1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
6 CLEAN WATER AND SANITATION
11 SUSTAINABLE CITIES AND COMMUNITIES

Besides the direct impact on SDG 6 – Clean water and sanitation for more development, health and better quality of life – working with social groups and regions in conditions of greater socioeconomic vulnerability fundamentally contributes to the promotion of more inclusive and sustainable cities and communities, SDG 11 flag. Thus, we encourage equity and social justice, as well as contribute to advances in the fight against poverty (SDG 1) and in the promotion of a healthy life for all, at all ages (SDG 3).

GRI 203-1 | 203-2 | 413-1

The transforming function of sanitation is enhanced by initiatives that expand the positive impacts for the most underprivileged social groups and communities served, especially those in situations of greater vulnerability. At Sabesp, this action is present in all the municipalities where we operate and reflects ethical values of respect for people and fostering citizenship.

Structured through programs, actions and projects created to strengthen the dialogue and relationship between Sabesp and the communities where it operates, it is a work whose actions are dimensioned and elaborated in a different way, at the corporate level or by the different business units. Such initiatives are aligned with the specific needs of our stakeholders, besides the regional and socioeconomic characteristics of the areas to be benefited.

Along with the health infrastructure expansion programs, our community agents promote workshops, visits and events that seek to encourage collective participation for the benefit of a healthier urban environment.

We also carry out activities aimed at generating income in the communities, besides actions for children and young people in the education networks, strengthening the understanding of the benefits of our work and engagement with socio-environmental themes. Voluntary solidarity campaigns and projects sponsored or made possible by incentive laws complement this work of valuing solidarity, education, citizenship, culture and the preservation of the environment.

COMMUNITY MANAGEMENT IN INTERVENTIONS WITH GREATER IMPACT

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In the case of large works, such as projects that are part of the Tietê Project and the New Pinheiros River Program, in the São Paulo Metropolitan Region, and "Onda Limpa" (Clean Wave), on the coast, the relationship with communities

is considered from their conception, planning, project until its implementation.

The work is developed through practices of interaction and engagement with residents of areas directly and indirectly affected, having as a guideline to identify these regions and establish relationships of respect, trust and transparency.

For this, information about the enterprise, its respective impacts and benefits is transmitted, establishing channels that allow a broad and participatory dialogue. Campaigns are also carried out in public areas such as street markets and schools, besides awareness-raising visits to homes benefiting from connections to the networks.

In the works, the installation of information boards helps to clarify doubts and the way of receiving complaints, complementing the already widespread means such as 195 and the Ombudsman. The solution of eventual complaints is a requirement of Sabesp for payment of the companies responsible for the works.

SUBSIDIZED TARIFFS:
Currently, the benefit is granted throughout the region served totaling 868,150 thousand low-income families, with 523,399 in the Social category (R$9.05 for consumption of up to 10,000 liters of water per month) and 344,751 for the Vulnerable category (R$6.90 for up to 10 thousand liters/month). In 2021, 294,562 families joined the list of beneficiaries in both categories. See the conditions for applying for the benefit scanning the QR Code:

Through **Se Liga na Rede** (Connect to the Network), residents hired in the communities themselves work to inform residents on the sanitation benefits and encourage connecting homes to sewage collection networks.

EXPANDING ACCESS TO THE MOST VULNERABLE REGIONS

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The closer relationship of our community agents with residents and local leaders allows a better diagnosis of the socioeconomic situation of families, selecting those able to benefit from the social tariff (see box on the side) or regions to be prioritized for the installation of supply structures water and sewage extraction.

Many of these communities are settled irregularly and the supply is made precariously through improvised pipes that are subject to contamination. To address this problem, we created the "Água Legal" (Legal Water) Program. With it, we promote the installation of safe systems, replacing the "cats" with networks and water meters that bring quality water to the taps.

In 2021 alone, the "Água Legal" (Legal Water) brought more health conditions to 15,000 families (53,000 people) in 110 communities in the Greater São Paulo area. In four years of existence, around 160,000 families (around 560,000 people) from 480 housing units had their clandestine connections regularized. By 2025, the goal is to make a total of 280,000 connections, benefiting more than 1 million people.

In 2019, the Program was recognized by the "Successful Cases in Water and Sanitation", from the Brazil Network of the Global Compact – an arm of the United Nations (UN). The award elected the best Brazilian initiatives that have a positive impact on SDG 6 (Water and Sanitation).

Besides improving health and quality of life, the program has a strong role in the aspect of sustainability of water resources, as it contributes to the mitigation of losses, besides valuing citizenship by allowing residents to have proof of address, allowing them to enroll in schools and procurement of services.

To advance with sewage connections in regions where residents do not have the economic conditions to install the extraction network, we created the Pro-Connection Program, whose fantasy name is Se Liga na Rede (Connect to the Network).

From 2012 to 2019, when the first stage was completed, the program benefited 29,740

families – around 104,000 people. In February 2022, the Board of Directors approved Sabesp joining the second stage of the program. The initiative has a partnership with the State Government, which contributes 80% of the work. Sabesp pays the remaining 20%.

NEW PINHEIROS RIVER PROGRAM

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The New Pinheiros River Program is a success story in terms of actions to benefit the most vulnerable communities. Started in 2019, it reflects Sabesp's concern to combine the improvements made with the expansion of sanitation services in underserved regions with the promotion of environmental awareness.

The work of specialized teams, which go to the field to carry out environmental education actions, aims to train multiplier agents and promote behavioral changes so that the results are lasting.

In this context, 23 Collaborative Governance Groups have already been implemented, establishing local forums to define an agenda that mobilizes the community and shares responsibilities for keeping the environmental advances achieved with the expansion of sanitation with the maintenance of cleanliness, preservation of margins and inspection of the stream cleaning process.

This encourages, for example, the inspection of clandestine discharges of sewage and the irregular disposal of rubbish in the streets and recovered

SOME NUMBERS OF THE INITIATIVES DEVELOPED IN THE NEW PINHEIROS RIVER PROGRAM

283 women
hired locally

630 people
hired locally

723
environmental actions developed

115 tons
of material sent for recycling

850 liters of oil collected
that stopped contamining waterways

93 revitalized
irregular disposal areas (addicted points)

water courses. This is a collective work based on the manual created by Sabesp based on the experience of the "Córrego Limpo" (Clean Stream) Program in partnership with Cebrap (Brazilian Center for Analysis and Planning).

It is also based on the performance model of Sabesp's Community Participation Program developed since the late 1990s, which seeks to align the Company's activities with the expectations of residents and social organizations in the basins of the streams benefited.

FRYING OIL RECYCLING

The Frying Oil Recycling Program (PROL) has existed for more than a decade to encourage the proper disposal of this product, which, if dumped irregularly, contaminates water and causes clogs in the internal installations of residences and obstruction of extraction networks. The initiative has the double benefit of avoiding damage to the environment from this polluting source and promotes income generation through partnerships with institutions that collect and reuse it to manufacture other products such as soap and biodiesel. In 2021, we promoted the extraction of 190k liters of oil within the New Pinheiros River Program and other actions carried out in the municipalities where we operate.

ENVIRONMENTAL EDUCATION PROGRAM (PEA)

Created 12 years ago, Sabesp's Environmental Education Programa (PEA) has set itself as an inseparable element of the provision of sanitation services, highlighting its benefits for improving environmental quality conditions and quality of life. For the development of the program, we have the "Environmental Education Guide", a publication that aims to guide Sabesp's sanitary and environmental education actions in a simple and accessible way.

ACTIONS INSERTED IN SABESP'S ENVIRONMENTAL EDUCATION PROGRAM



Voluntary planting of more than ten thousand seedlings on the banks of the rivers, square of ten thousand seedlings on the banks of the rivers, squares, streets and public spaces of 20 municipalities operated.



Release of 33,000 fingerlings in rivers in the countryside cities of São Paulo.



Activities in commemoration of the World Day for Cleaning Rivers and Beaches with actions to collect garbage from beaches and the planting of seedlings in the municipalities of the North Coast and in other coastal regions of São Paulo State

To support the program, we invested in training multipliers in sanitary and environmental education, focused on providing sanitation services, to meet the demands of Sabesp itself and those interested in the subject, such as schools, city halls, neighborhood associations, among others.

The proposed actions seek to improve the individual and collective perception of the value of sanitation services on themes such as the protection of springs, the rational use of water, water depollution, besides the development of actions linked to hygiene and preventive health habits.

We are prepared to attend an annual average of around 130k people in lectures and environmental education courses and around 60k people in monitored visits to treatment plants. We also offer courses and lectures in schools, artistic and educational activities, planting of seedlings, competitions, joint efforts to clean beaches and rivers, release of fingerlings and events on environmental commemorative dates. Part of these actions are developed in partnership with local public bodies or NGOs.

It is important to highlight that the social distance imposed by the Covid-19 pandemic reduced the opportunities or scope of carrying out part of the actions, having been replaced by online activities.

SABESP'S ENVIRONMENTAL EDUCATION PROGRAM IN 2021

3,000 trained employees;

1070 tons of materials sent for recycling per year;

Positive impact on **23 collectors cooperatives**

THE COMPANY PROMOTES THE INSERTION OF YOUNG PEOPLE AND TEENAGERS INTO THE JOB MARKET BY OFFERING POSITIONS THROUGH THE YOUNG APPRENTICE PROGRAM. IN 2021, 495 OF SUCH OPPORTUNITIES WERE OFFERED.

SABESP 3Rs

Since 2008, Sabesp has had a corporate program aimed at raising awareness and changing the behavior of employees and service providers with the introduction of good practices aimed at reducing, reusing and recycling (3Rs) waste generated in administrative activities. Over these years, around three thousand people were trained. The social distancing imposed by the pandemic affected the progress of the program's actions in 2020 and 2021.

On average, annually, we promote the adequate socio-environmental disposal of around 170 tons of materials for recycling, positively impacting 23 cooperatives of recyclable material collectors in the last seven years. Our perspective is also to promote the strengthening of these associations, seeking to contribute to the creation of job opportunities and income generation.

OPPORTUNITIES FOR THE FIRST JOB

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The insertion of young people in the job market is a concern of the Company, which maintains the Young Apprentice program, in partnership with SENAI, for the age group from 14 to 22 years. With a duration of 18 months, in the 2021-2023 cycle, we opened 495 reserved spots for people with disabilities and for teenagers rescued from child labor and enrolled in the protection network of the Regional Labor Superintendence of São Paulo. For this last cycle, we also adopted different scores for blacks, browns and indigenous people.

Another gateway is offered by the Intern program, which lasts for two years. In 2021, 165 young people worked in support of the different areas of the Company in a six-hour day.

OWN AND SPONSORED PROJECTS

Support and sponsorship also play an important role in our social responsibility strategy. In 2021, there was a 91.2% increase in resources compared to 2020 with the contribution of R$49.2 million in 148 projects aimed at valuing citizenship by promoting more culture, education, sport and health.

Credit for the image: Sistema Costa Norte de Comunicação


ADOLFO TIMÓTEO “VERÁ MIRIM”
Cacique da Terra Indígena Guarani do Ribeirão Silveira

In the video The Art of Planting Water (sponsored by Sabesp), the Guarani people describe the importance of preserving the springs. On the image: Adolfo Timóteo "Verá Mirim", chief on the Ribeirão do Silveira Indigenous Territory

For culture, we allocated R$18.1 million to cultural festivals, exhibitions, books, maintenance and construction of museums and memory preservation activities, helping to democratize access to culture free of charge and at affordable prices, open rehearsals, workshops and transmission of activities over the internet.

Diversity, addressing dimensions of race, gender, disability, sexual orientation, nationality and regionalism, is a theme that permeates our projects, aiming to improve its debate in society.

We support, for example, the activities of the Immigration Museum through the national Culture Incentive Law, promoting knowledge and reflection on human migrations and projects for the promotion

and appreciation of indigenous culture: the 1st Cultural Encounter of the Guarani Youth. The event brought the most diverse rituals and dynamics such as lectures, presentations, exhibition and an audiovisual

production to raise awareness – The Art of Planting Water for the Guarani People – with the theme the importance of water and the preservation of springs based on indigenous traditions.

In support of sports, we highlight the Brasil Ladies Cup tournament, giving visibility to women's football, and the quotas especially intended for girls in educational sports projects such as Campos de Paranapiacaba (also for football), Rugby Citizen and Stand Up for All.

Inclusion is also encouraged through actions for content accessibility, such as the adoption of the language in Libras, audio description, descriptive captions and sensory visits in cultural activities and physical accessibility in their spaces.

The sponsorship of the project of the National Support Program for Health Care for Persons with Disabilities (PRONAS/PCD) seeks to provide preparation services for the insertion and reinsertion of people with disabilities into formal job in the Municipality of Diadema.

Due to the very essence of our business, our role in sponsoring projects linked to health and sanitation is expressive, totaling R$14.8 million in more than 40 initiatives in 2021, including seminars, congresses, fairs, webinars, debates with the participation of society and mainly educational actions.

A highlight was the sponsorship of Voz dos Oceanos, an expedition promoted by the Schurmann Family, documenting and promoting awareness of the problem of the invasion of plastic in oceans around the world.

In the same sense, we also sponsor the project "Jaguaré Stream: Clean Water and Recycled Waste" with the availability of a mobile app, which allows the traceability of the domestic solid waste recycling chain, generating reverse logistics credit whose value is shared with the residents of the communities. The project was implemented in about six communities served by the New Pinheiros River Program, covering around 4,400 households (about 15,000 people) in areas of high social vulnerability.

The preservation of indigenous customs and traditions was the focus of the 1st Cultural Encounter of the Guarani Youth, an event that was sponsored by Sabesp



Photo by: Renata de Brito – Jornal Costa Norte

VOLUNTEERING: THE STRENGTH OF SOLIDARITY

Set 12 years ago, Sabesp's Corporate Volunteer Program seeks to generate positive social value by promoting solidarity with vulnerable groups or communities through its own actions or in partnership with civil society organizations. In these difficult times of a pandemic, this work has become even more necessary. In 2021, the "Solidarity Winter" campaign, carried out in partnership with the São Paulo Social Fund (FUSSP), promoted the distribution of 199,000 warm clothes and 69,000 blankets to hospitalized people.

Volunteers also participated in more than 300 actions to distribute food, toys, hygiene products, school supplies, food, besides donating blood, wheelchairs and crutches. Residents of regions affected by fires and environmental disasters received furniture as a contribution to rebuilding their lives. And, at the end of 2021, an action in partnership with the Secretary of Social Development of the State of São Paulo made it possible to donate 150k basic kits and five thousand Christmas kits.



During the pandemic, Sabesp distributed household water tanks to vulnerable populations as a preventive measure against the spread of the coronavirus



The Ladies Cup, a tournament that highlights the strength and talent of Brazilian women's football, was one of the projects sponsored by Sabesp in 2021

Photo: Mauricio Hummel

WATER SECURITY IN A SCARCITY AND CLIMATE UNCERTAINTY ENVIRONMENT

6 CLEAN WATER AND SANITATION

13 CLIMATE ACTION

Climate change has posed challenges for the supply of cities. Extreme phenomena – characterized by short periods of torrential rain and lasting droughts, are ncreasingly frequent and call for effective and urgent measures. Strategic coping with climate uncertainties, the flag of SDG 13, is the only alternative in the face of the growing risks to serving populations and the sustainability of our business. This guarantees the availability of water in the quantity and quality necessary for people's well-being (SDG 6), reflecting on the mitigation of potential conflicts between users and threats to the socioeconomic development of cities.

GRI 201-2

Sabesp operates in the region with the highest population concentration in Brazil: the State of São Paulo. There are 375 municipalities directly served with treated water, equivalent to 68% of the urban population of the State.

The conditions imposed by climatic variability, especially the increasing occurrence of severe droughts, make the task of supplying these people – who live in cities in the interior, on the coast or in Greater São Paulo – a challenge.

In 2021, we experienced in Brazil what meteorological institutes classified as one of the worst droughts recorded in a century in the region where the states of the Paraná River basin are located, including São Paulo.

As can be seen on the side in the chart of the Drought Monitor, a climate analysis and monitoring service coordinated by the National Water Agency (ANA), in September 2021, almost the entire territory of the State of São Paulo experienced the advance of droughts. classified as severe (orange), extreme (red) and exceptional (burgundy). The situation recalls the years 2014-2015, when the region experienced

Drought Monitor September/2021


KEY:
Intensity:
No relative drought
No drought
Moderate drought
High drought
Extreme drought
Extraordinary drought
Types of Impact:
C: Short term (eg. agriculture, pastures)
L: Long term (eg. hydrology, ecology)
Limits of dominant impacts
Created on Oct 21, 2021
Drought monitor

Source: National Agency for Water and Sanitation (ANA)

one of the most severe droughts in history. Between these two great droughts we had other challenging years, with rainfall well below the historical average.

Long-term planning, greater adjustment to uncertainties with the increase in water infrastructure, strategic risk management and action for the rational and conscious use of water are some of the main actions undertaken by Sabesp to guarantee the permanence of supply to the populations served.

ADAPTING TO CLIMATE CHALLENGES

Within Sabesp's operating area, the São Paulo Metropolitan Region (SPMR), where we are responsible for 35 of the 39 municipalities, is undoubtedly the most complex to operate. Besides its susceptibility to climate variations, the São Paulo Metropolitan Region has 21 million inhabitants – about 47% of the inhabitants of the state, one of the largest urban agglomerations on the planet and the largest economic center in South America.

The high population concentration added to the geochartic location (at the head of the Alto Tietê hydrochartic basin) are factors that impact the low water availability in the region, which, like the PCJ basin, both

Water availability in our served area


Critical < 1,500m³/year/Inhab.
Poor < 2,500m³/year/Inhab.
Ideal > 2,500m³/year/Inhab.
Rich > 5,000m³/year/Inhab.
Very Rich > 10,000m³/year/Inhab.
Abundant > 10,000m³/year/Inhab.

Source: Adapted from DAAE.

areas of Sabesp's operation, has availability considered critical (water stress), supply comparable to what is observed in the northeastern semi-arid region (see chart).

To face this scenario in the SPMR, Sabesp has the Metropolitan Water Program (PMA), whose structuring planning is based on the Master Plan for Water Supply (PDAA).

The plan considers monthly series of natural flows of water inflow into springs referenced in a historical series of 91 years, since 1930, for the elaboration of long-term projections on supply and demand, defining the necessary interventions for the safe service of the population.

Variables such as consumption behavior, economic growth and demochartic and geochartic advances in the urban area also contribute to the modeling of future scenarios. Updated after the severe water crisis of 2014-2015, the PDAA incorporated these new risk parameters, hitherto unpublished, into its analysis. The springs underwent reassessment and a guaranteed flow rate of 98% was adopted (previously it was 95%).

21 MILLION PEOPLE LIVE IN THE SÃO PAULO METROPOLITAN REGION, ABOUT 47% OF THE STATE'S POPULATION

The expansion of safety margins – for greater adjustment and resilience in the face of greater probability of critical weather events, was made possible with the increase in water infrastructure and integration of systems that serve the large metropolis.

A MORE INTEGRATED AND RESILIENT SYSTEM

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The Integrated Metropolitan Supply System is including a robust water infrastructure of nine Production Systems where water is collected and treated. They are Cantareira, Alto Tietê, Guarapiranga, Rio Grande, Rio Claro, São Lourenço, Ribeirão da Estiva, Capivari and Alto Cotia. Besides them, there are the isolated Cabuçu and Tanque Grande systems.

Together, they have the capacity to treat 80,800 liters per second. As a legacy of the severe crisis, the Metropolitan Supply System had its infrastructure strengthened. New sources of water outside the Alto Tietê basin were increased and the treatment and reserve capacity were expanded. The capacity to transfer raw and treated water between different supply systems and regions served was also expanded.

This new structure allows for greater water reserves and flexibility for serving the urban area, allowing regions with less availability to be served by others in more comfortable situations. As a result, today we are less dependent on Cantareira to serve the metropolis. Largest water system in Greater São Paulo, until the end of 2013 it was responsible for supplying 8.6 million people. In 2021, it served about 6.2 million inhabitants.

The greater resilience added to the integrated system allowed keeping security in supply even in a very challenging year 2021, with rainfall below the historical average and low recharge of the main reservoirs. (See legacy 2013-2021 chart on page 54).

The situation could have been catastrophic had it not been for the contributions made by the two major structuring works (São Lourenço Producer System and Jaguari – Atibainha transposition) which, since 2018, began to "import" water from other basins to the Alto Tietê basin, where it is located. the SPMR. Without these two works, the low recharge recorded in Cantareira (inflow of only 49% of the historical average) would have led the System to collapse in mid-November 2020.

Cantareira System – Average Monthly Inflow


80
70
60
50
40
30
20
10
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Historic average
1953
2014-2015
2021-2022

Between April and September 2021, the water recharge of the Cantareira System (infow, black line) reached levels comparable to those recorded in 2014-2015, in the most severe water crisis in the history of the SPMR.

INTEGRATED WATER SUPPLY SYSTEM OF THE SÃO PAULO METROPOLITAN REGION


São Lourenço
Guarapiranga
Cantareira
Alto Tietê
Itapanhaú River Interconnection (Alto Tietê) (under works)
Cotia
Capivari
Rio Grande
Ribeirão da Estiva
Rio Claro
AREAS SUPPLIED BY EACH SYSTEM
Cantareira
Guarapiranga
Alto Tietê
Rio Grande
Alto Cotia
São Lourenço (intersec. Alto Cotia)
Capivari
Rio Claro
Ribeirão da Estiva (intersec. Rio Claro)
Tanque Grande
Cabuçu
Isolated Systems
SYSTEMS INTERACTION AREAS
Cantareira / Guarapiranga
Cantareira / Alto Tietê
Cotia / Guarapiranga
Guarapiranga / Rio Grande R. Claro/
A. Tietê / Cantareira
Rio Grande / Rio Claro
Guarapiranga / R. Claro / Alto Tietê / Cantareira
Alto Tietê / Rio Claro
Cantareira / São Lourenço
Cantareira / Tanque Grande

Total available volume of São Paulo Metropolitan Region's Springs


100
75
50
25
0
WATER CRISIS
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

At the end of 2021, the volume of 38.2% of storage in the set of springs in the SPMR was the most critical after the percentages recorded in the 2014-2015 crisis. The percentage was like 2004, when we faced a year of severe drought.


2013
2021
1.819 hm³
Water storage capacity between springs
1.945 hm³
13,2 m³/s
Ability to transfer raw water between springs
26,8 m³/s
73,4 m³/s
Treatment capacity at stations rose 12%
82,3 m³/s
1.7 billion liters
Treated water storage capacity (29% jump)
2.2 billion liters
3 m³/s
Capacity to transfer treated water between systems quadrupled
4X
12 m³/s

The integrated system will be further strengthened with the start-up of the water reversal structure from the Ribeirão Sertãozinho (a tributary of the Itapanhaú River) to the Biritiba Mirim Reservoir, which belongs to the Alto Tietê System. The expectation is that the work, currently in progress, will be operating in 2022.

Cantareira System – Jan/2014-Dec/2021
(Stored volume and inflow)


Equivalent System Volume
Affluent Flow (m³/s)
1st technical reserve
2nd Technical Reserve
-18,6%
-29,4%
-71,3
Cantareira Affluent Flow (m³/s)
Total Affluent Flow with transfer from Paraíba do Sul (m³/s)
Cantareira Volume (%)
Additional Volume with the São Lourenço System (%)
Additional Volume with Transfer from Paraíba do Sul (%)

More water security

Simulation shows that, without the increases brought by the São Lourenço Production System and the Jaguari-Atibainha interconnection, the level of the Cantareira would have reached zero in July 2020. If nothing had been done, in November of that same year the reservoir would have completely collapsed with complete emptying.

MONITORING AND PERMANENT MANAGEMENT OF SPRINGS

Strategic and operational plans seek to meet the adaptive needs that the business requires. Within the gigantic supply structure in the SPMR, we have the Operation Control Centers (CCOs) and Distribution Centers (CCD) and the Control Center for Metropolitan Water Sources (CCM). Within the CCM, one of the main tools to support the management of water resources is the Decision Support System, known as SSD Sabesp.

Developed together with LabSid/USP, it collects in real time and stores a huge volume of data collected through sensors from telemetric stations installed in dams and flow control structures and other strategic points for the operation, recording the levels dams, rivers and canals, besides automatic rain gauges that measure rainfall.

The computational modeling of this data (which includes climate information) allows drawing up daily operational scenarios and long-term hydrological models.

To anticipate potential risks, Sabesp also has an Institutional Policy and Business Procedure for Strategic Risks that gathers the main threats inherent to the business

– from those linked to management to operational ones, including, among others, environmental ones. The policy also determines responsibilities and provides guidelines for managing different critical themes (see page 107).

STRATEGIC ACTION IN THE COUNTRYSIDE AND COAST OF SÃO PAULO

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Outside the SPMR, the other areas operated by Sabesp have different characteristics for the management of water resources. In the interior, the task of supply is less pressured due to the existence of different sources of supply (dams, rivers and deep wells) and smaller population contingents.

However, we are not exempt from climate threats, such as the scenario experienced in mid-2021, when the State recorded drought classified by ANA (National Water Agency) as "exceptional" and "extreme" in almost a third of the territory.

requiring strategic efforts with the intensification of campaigns for rational use, reduction of losses in pipes, more storage and the search for new sources of water capture.

The duplication of the Mambu WTP will increase water security in the Baixada Santista region




Santos Coastal Region Integrated System
North System
Central System
South System
Cubatão
Santos
São Vicente
Bertioga
Guarujá
Praia Grande
Mongaguá
Itanhaém
Peruíbe
Atlantic Ocean
N

With limited availability, the water that supplies its nine municipalities is directly collected from Serra do Mar's 26 rivers.

After treatment, the water is sent to 83 sectorial reservoirs to be distributed among the nine cities. In more critical moments it is possible to transfer water to regions with higher consumption..

Despite the severity of the 2021 scenario, cities operated by Sabesp in regions severely affected by drought managed to maintain regularity in the supply of water to populations. The exception was the municipality of Franca, whose population had to be supplied on a rotating basis for around one month.

For Franca and other municipalities in a more critical situation, such as Botucatu and the Itupeva region, we are implementing infrastructure for treatment plants and dams that should guarantee water security for the coming decades.

The same occurs in the coastal region. In Baixada Santista, we continued to expand the water structure with the duplication of the Mambu-Branco System, a work scheduled to enter assisted operation (testing phase) in the second half of 2022.

This is an important reinforcement to take care of the service to the local population and the large contingent of tourists, which overloads the system with high consumption peaks during summer periods.

For this reason, after the SPMR, the Baixada is considered the second most complex region for supplying its population. The water that supplies its nine municipalities is captured in rivers located in Serra do Mar.

As water availability is limited, we have an integrated system like that of Greater São Paulo, but on a smaller scale. In more critical moments, the system allows the transfer of water between regions of lower and higher demand.

CONSUMING MORE CAREFULLY

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Awareness of more rational consumption habits has been consolidating in recent years, especially after the 2014-2015 water crisis, mitigating the pressure on springs and other sources.

In 2021, the average consumption of our operated area was 118 liters per inhabitant/day in the residential category. This index is 12% lower than the 135 liters per inhabitant/day In the SPMR, the most affected area, the drop among residential consumers was even greater, around 14%, when compared to consumption in 2013.

Average water consumption (Liter/persons/day)


SPMR
Countryside and coastal areas
Sabesp
140
130
120
110
100
137
135
135
131
126
123
118
110
105
118
112
109
120
115
112
118
114
113
120
116
114
124
120
119
119
118
118
2013
2014
2015
2016
2017
2018
2019
2020
2021

The maintenance of rational consumption habits by the population has been fundamental for greater water security in the regions served

Similarly, demand in all categories (residential, industrial, commercial and public) also declined in the same period. The volume of treated water in Greater São Paulo, from 69,000 liters per second in 2013, dropped to an average of 62,000 liters per second in 2021, a decrease of 10%.

SHARED MANAGEMENT: CONFLICT MITIGATION

The water in a hydrochartic basin is not exclusive to the supply of populations but competes with the needs of other segments: industrial activity, agriculture, livestock, hydroelectric generation and leisure activities.

Under this diversity of interests, the shared management of water resources becomes imperative for the construction of a harmonious relationship that meets the needs of different users without jeopardizing the sustainability of available resources.

Guided by legal principles that regulate joint decision-making, Sabesp's contribution to the integrated management of water resources is the result of the participation of 158 representatives in different segment forums. They are: National Water Resources Council (CNRH), the State Water Resources Council (CRH), the 21 State River Basin Committees, the four Interstate Committees and in several technical chambers set in their forums.

It is important to note that, in the CNRH, Sabesp's representation is made through the AESBE (Brazilian Association of State Sanitation Companies), and, in the CRH, the participation takes place through the Government Office of Infrastructure and Environment of the State of São Paulo (SIMA). In the State and Interstate River Basin Committees, Sabesp has direct representation.

Sabesp is the largest payer for the use of water in the State. In 2021, it paid R$105.7 million, for the capture and release in rivers of federal and state domain, a little lower than expected, given the interference of the pandemic, however, the expectation is to pay R$115 million in 2022. This resource is intended for the Basin Committees to carry out programs, projects, services and works that benefit the preservation of resources in the contributing hydrochartic basins. The state charge is practically implemented throughout the State of São Paulo, leaving only the North Coast, whose charge is scheduled to start in 2022.



Catchment structure of the São Lourenço Production System, at the Cachoeira do França dam, located in the Ribeira Valley

A SABESP IS THE LARGEST PAYER FOR THE USE OF WATER IN THE STATE. **IN 2021 R$105.7 MILLION WERE PAID.**

In the Federal Committees, the extraction is implemented in the basin of the Paraíba do Sul River and in the PCJ basin (Rivers Piracicaba, Capivari and Jundiai), with no provision for implementation in the basin of the rivers Paranapanema, Rio Grande and Ribeira do Iguape.

REUSE WATER FOR SPECIFIC PURPOSES

Reuse water is a key alternative in a scenario where we see increasing climatic pressure on the resources available for urban supply. It is a technology that allows clean water that is intended for human consumption, but would be used in other activities, to be saved and directed to serve the population.

Produced from the effluent of the sewage treatment, reuse water applied in industrial activities (washing machines and warehouses, cooling boilers, for example) and urban needs, such as cleaning streets, fairs and irrigation of sites.

Sabesp promotes reuse technology at the São Miguel Paulista, Jesus Netto and Parque Novo Mundo STPs, where around 1.3 billion liters of reused water are produced annually (base 2020).

Besides these plants, at ABC STP we have installed the Aquapolo Ambiental, considered one of the largest plants with reuse technology in the world. Managed in partnership with GS Inima, Aquapolo treats the effluent generated at the ABC STP, reaching a standard aligned with the requirements of the industries' production process.

Currently, the plant produces an average of 381 liters per second to supply industries at the Capuava Petrochemical Complex, in the ABC region of São Paulo, and three other large industries in the region.

REDUCING LOSSES IS KEY

GRI 203-1

Reducing the amount of treated water that escapes from distribution networks before reaching customers is a strategic effort for greater sustainability of water resources and operational efficiency gains in the supply system.

To intensify the fight against this problem, Sabesp implemented, in 2009, the Corporate Losses Reduction Program that seeks a consistent reduction in the long term with the renovation of networks and branches, the implementation of pressure control valves in delimited regions, facilitating identification of possible problems.

Networks are also scanned using technology to identify water leaks and theft and night demand management, which consists of reducing water pressure in the distribution network at night, when there is less demand.

água de reúso
sabesp
(reuse water)

WE ANNUALLY PRODUCE AROUND **1.3 BILLION LITERS** OF REUSE WATER IN THE STPs OF SÃO MIGUEL PAULISTA, JESUS NETTO AND PARQUE NOVO MUNDO

Adopted worldwide, it consists of reducing water pressure in the distribution network at night, when there is less consumption. This action helps to avoid water loss due to leaks and pipe ruptures – which means less waste, less maintenance and less interference with sidewalks and roads.

After 12 years of existence and R$7.5 billion invested (R$1 billion in 2021 alone), the effectiveness of the program is reflected in the gradual fall in the indices, as can be seen in the charts below.

In supply systems, losses are classified as real and commercial losses. Actual losses, which totaled 18.2% in 2021, correspond to leaks in pipes. Commercial losses – water consumed but not accounted for. These losses result from fraud, commercial registration failures and sub-measurement of water meters due to the aging of this equipment and corresponded to 9.7%. The sum of these two indicators results in total losses of 27.9% in 2021.

Sabesp's Losses Rates Record


52
47
42
37
32
27
22
17
12
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021
547 522 509 467 430 400 403 395 392 372 319 258 308 302 293 285 263 252
41.0 39.0 38.1 35.8 34.1 32.4 32.3 32.0 32.1 31.2 29.8 28.5 31.8 30.7 30.1 29.0 27.0 27.9
26.7 25.4 24.8 23.3 22.8 21.1 21.0 20.8 20.9 20.3 18.8 18.7 21.0 20.0 19.9 19.0 17.4 18.2
loss ratio per connection (liters per connection per day)
Micro-measurement loss ratio / Total losses (%)
Actual loss ratio

High investments for the renovation of the supply structure and actions to fight losses reflect the drop in incidents consistently over the last 18 years

TAKING CARE OF OUR FORESTS

GRI 304-1

Confronting the low availability and quality of water in water bodies must consider the protection and recovery of threatened springs, riparian forests and forested areas.

IN 2021, SABESP INVESTED **R$1 BILLION** IN COMBATTING WATER LOSSES

More than contributing to greater water availability, the reconstitution or preservation of vegetation cover makes illegal occupations difficult, improves water quality by preventing dams from suffering from diffuse pollution, reduces the risk of flooding and protects biodiversity, besides an important role in the sequestration and carbon stock, to contribute to the reduction of the aggravation of the greenhouse effect.

These are the benefits sought by the Metropolitan Springs Green Belt Program, which is part of the São Paulo State Government's Nascentes Program and has already promoted the planting of more than 845,000 trees in the last five years.

The actions are concentrated in four metropolitan supply systems: Cantareira, Alto Cotia, Rio Claro and Fazenda Capivari (Capivari-Monos Environmental Protection Area that is part of Guarapiranga). Inserted in the Atlantic Forest biome, these areas total around 44k hectares within conservation units.

Of this territory, 95% (33k hectares) are protected areas covered by vegetation, which represent 1.4% of the remaining Atlantic Forest in the State of São Paulo, protecting the water consumed by more than 14 million residents of the capital and Greater São Paulo. With operations focused on reforestation, the Cantareira System had its vegetation cover rate increased from 61% in the 1980s to 80% in 2021.



The Morro Grande Forest Reserve, one of Sabesp's protected areas, houses the sources of the Cotia Producer System, used to supply Greater São Paulo

Outside the SPMR, we also use the São Francisco Reserve, located in the Serra do Mar State Site, in São Sebastião, on the north coast (Decree 10,251/77). In 1994, it was declared an Atlantic Forest Biosphere Reserve by UNESCO. The area has the São Francisco Stream, where we capture water to supply the region.



PROTECTED WATER RESOURCES

Located in the Atlantic Forest biome, these four properties owned by Sabesp reflect the Company's environmental essence.

Cantareira System

Located in the Cantareira Permanente Protection Area and The State Parks Itapetinga, Itaberaba, Juqueri and Cantareira

Dams: Jaguari, Jacareí, Cachoeira, Atibainha, Paiva Castro e Águas Claras

Area (including water fountains): 17,700 hectares

Land area (without water mirrors): 8,550 hectares

Vegetation Coverage (2017): 75%

Cotia System

Located in the Morro Grande Forest Reserve

Dams: Pedro Breicht e cachoeira da graça

Area (including water fountains): 11,100 hectares

Land area (without water mirrors): 10,710 hectares

Vegetation Coverage (2017): 100%

Sabesp's Total Area:
44,530 hectares

Total area excluding water mirrors:
35,290 hectares

Rio Claro System

Located in the Serra do Mar State Park

Dam: Ribeirão do Campo

Area (including water fountains): 16 thousand hectares

Land area (without water mirrors): 15,8 thousand hectares

Vegetation Coverage (2017): 100%

Fazenda Capivari (Guarapiranga System)

Located in the Capivari-Monos Perpanent Protection Area

Dam: Capivari

Area (including water fountains): 262 hectares

Land area (without water mirrors): 240 hectares

Vegetation Coverage (2017): 100%

The reserves monitored by Sabesp represent 1.4% of the remaining Atlantic Forest in the State of São Paulo and protect **the water consumed by more than 14 million residents of the São Paulo Metropolitan Region**

MONITORING AND CONTROL OF IMPACTS ON BIODIVERSITY

GRI 304-2 | 304-3

The management of the impact from possible changes in biodiversity or landscape due to the implementation of infrastructure is carried out during the environmental licensing of the projects and is in line with the requirements of environmental legislation at the federal, state and municipal levels.

The diagnoses and environmental studies carried out during the licensing process contribute to the dimensioning of the impact of interventions, directing the choice of the alternative considered most beneficial to the environment. These procedures also seek to avoid the creation of environmental liabilities and pending themes that prevent the issuance of licenses and jeopardize the operation of the work once completed.

Projects with the greatest potential for environmental impact, such as works involving construction of dams and reversal of basins, are subject to specific studies called EIA/RIMA and include activities to identify, monitor and control the impacts on flora and fauna in the areas of influence of the enterprise.

In this way, it is possible to define, when applicable, plans and/or programs that contain measures to prevent or mitigate impacts. Among them, we can mention: Fauna Monitoring, Wild Fauna Conservation, Wild Fauna Rescue and Rescue, Forest Management and Replacement and Water Quality and Aquatic Biota Monitoring Programs.

On the other hand, it is common in most works, even with less environmental impact, the establishment of Environmental Recovery Commitment Terms (TCRAs in the Portuguese acronym), as a result of environmental interventions, which define the methodology to repair the temporary impacts caused during the construction.

Compliance with TCRAs is linked to environmental preservation, besides bringing about the natural regeneration of species and the development of biodiversity in protected and degraded areas.

According to the methodology adopted by Sabesp, and in line with Cestesb, these plantations are preferably carried out in areas considered to be of very high priority for the restoration of native vegetation, such as the surroundings of the Cantareira System reservoirs, in the SPMR.

These areas are vital for the conservation of water resources and for the maintenance and recovery of connectivity between vegetation fragments, aiming at the conservation of biodiversity.

Whenever possible, plantations are carried out in large and contiguous areas or close to each other, minimizing the fragmentation of restoration actions, contemplating the use of a great diversity of seedlings of native species of the Atlantic Forest and Cerrado biomes, always respecting the characteristics of the flora, climate and soil of each region. In this way, it is expected that greater environmental gains and greater capacity for the development of plantations will be achieved, contributing to their perpetuity.

The partnership with third parties through the assignment of areas to the Nascentes Program, of the Government Office of Infrastructure and Environment of the State of São Paulo (SIMA), allows places such as the Guarapiranga State Site, the Serra do Mar State Site and the areas operations of Sabesp's water sources are among the areas destined for forest restoration. More details on the TCRAs Corporate Program, page 78.

DAM SAFETY

To ensure the water supply in our operating area, we largely use surface sources, such as rivers and springs. The captured water is dammed and then distributed to consumers. We currently have 229 dams of different sizes, 178 of which are between the countryside and the coast, and 51 in the São Paulo Metropolitan Region.

To ensure the integrity of these structures, we maintain a rigorous process of monitoring and control, through risk measurement mechanisms, such as physical-chemical tests of leachate from dams and routine safety inspections, always seeking continuous improvement and compliance with the guidelines of the National Policy on Dam Safety.

The preservation of dams is constant and carried out through measures such as desanding, control of macrophytes in tributaries and reservoirs, besides the regular updating of our operation and maintenance procedures.

Although the Company is very serious about preventing accidents at its dams, it also understands that risks should never be underestimated. Updating contingency plans and preparing studies of dam failure or operational discharges and their respective flood maps complement prevention and safety initiatives.

The Dam Safety Plan (PSB) and the Emergency Action Plan (PAE), defined by the DAEE decree 3,907/15, updated in 2021, are legal requirements to which we are aligned.

The next steps of the Company's actions involve updating and detailing the flood studies considering changes in the PNSB and state regulations; the alignment of the PAEs with the contingency plans of the Municipal Civil Defense Coordination and study of the transit time of flood waves to improve the alert in situations of intense rain.


WE CURRENTLY HAVE 229 DAMS OF DIFFERENT SIZES

The Paiva Castro Dam, in Mairiporã (Greater São Paulo) is part of the group of dams of the Cantareira System, which supplies the Metropolitan Region

GREENHOUSE GAS EMISSION MANAGEMENT

Climate change is one of the great global challenges to be faced, being an important theme of business management. Considering the climate risks to which we are subject (see pages 47 and 100), the strategy for dealing with climate change set by the Company is organized on two main fronts.

One of them has an adaptive characteristic, with the expansion of water infrastructure, operational technology and long-term planning for the expansion of water security and resilience in the face of the effects of extreme events, according to the approach presented in the chapter "Water Security in an Environment of Scarcity and Climate Uncertainty". The other front is linked to the management of GHG emissions and consists of quantifying and monitoring these emissions and implementing mitigation measures.

The reduction of GHG emissions implies operational adjustments and improvements aimed at the sustainability of processes, such as the implementation of facilities and equipment for the use of biogas and by-products, which is a major challenge considering the dispersion and diversity of processes in our operational site.



In Franca, Sabesp produces biomethane from sewage treatment, used to supply the vehicle fleet

Given this scenario, Sabesp has mobilized itself for this new challenge through the Corporate Program for the Management of Greenhouse Gas Emissions, which integrates activities to quantify emissions into annual corporate GHG inventories, besides encouraging the mitigation of emissions in business activities with a series of actions already implemented and planned, as shown in the table below:

- Using complementary technologies and optimization of the operation of sewage treatment plants;;
- Expanding the beneficial use of biogas and generated sludge;
- Expanding the use of renewable energy sources and alternative fuels
- Offsetting GHG emissions through the intensification of forest conservation and restoration activities.

Within the scope of the program, studies are being developed that will allow us to

define corporate goals for GHG emission reductions, with a view to enhancing the actions in progress. This mobilization is in line with the global guidelines and the Climate Plan being developed by the Government of the State of São Paulo, considering Decree 65,881 of July 20, 2021, which provides for the State of São Paulo's adhesion to the "Race to Zero" and "Race to Resilience". globais e ao Plano Climático em desenvolvimento pelo Governo do Estado de São Paulo, considerando o Decreto 65.881 de 20/07/21, que dispõe sobre a adesão do Estado de São Paulo às campanhas "Race to Zero" e "Race to Resilience".

Ratifying our commitment to this global agenda, the Company also adhered in 2020 to the São Paulo Environmental Agreement, an initiative of the São Paulo State Government Office of Infrastructure and Environment (SIMA) that recognizes the signatories as part of a community of leaders in change climate change, with a special focus on sustainable development.

We were also present at COP26, held in Glasgow – Scotland, having signed a partnership with the United Nations Framework Convention on Climate Change (UNFCCC), reaffirming our involvement with climate and sustainability themes.

ANNUAL INVENTORY OF GHG EMISSIONS

GRI 305-1 | 305-2 | 305-3

The 2020 GHG emissions inventory confirms that sewage extraction and treatment activities continue to be Sabesp's largest sources of GHG emissions, accounting for around 92% of the total. The profile is like that of other companies in the sector. Electric energy contributes 7% and other activities represent around 1%. We have been counting our emissions since 2007, totaling 14 inventories, which are based on the IPCC (Intergovernmental Panel on Climate Change) methodology. The table below shows the summary of the 2020 inventory

	Activities	Emissions (t CO_2e)
Scope 1	Greatest contribution: sewage collection and treatment	2,384,788.32
	Other contributions: operational and nautical fleet, generators and other machinery	
Scope 2	Indirect emissions from the purchase of electricity	167,061.02
Scope 3	Transport of the main chemical products, transport of waste, among others	22,715
Total emissions		2,574,564.52

GHG Emissions Management (%)
By most relevant sources


1%
7%
92%
Sewage collection and treament
Electric energy
Other activities

CLEANING UP RIVERS AND ITS REACTION TO GHG EMISSIONS

Our operation is more efficient as we increase our rates of service to populations in the municipalities where we operate. But in the case of the expansion of sewage extraction and treatment systems, the progressive increases in treated flows reflect in the accumulation of more organic loads and, therefore, in the greater generation of biogas and residues in the plants. Consequently, there is an increase in GHG emissions. On the other hand, it is necessary to consider the direct contribution of basic sanitation in the reduction of possible GHG emissions from water bodies.

In this sense, the expansion of sewage extraction and treatment promoted by Sabesp in the operated area makes it possible to remove, on average, one million tons of CO_2e that would be released annually into the environment if the sewage generated by the population served were released directly into the receiving water bodies, without any treatment.

MORE ACTIONS TO REDUCE GHG EMISSIONS

GRI 302-1 | 305-5

In the provision of basic sanitation services, energy consumption is of fundamental importance. And the growth of the population served and the expansion of operated municipalities impact on the increase of the total consumption of electric energy over time. In 2021, 10,219.00 Terajoules were consumed by the Company, an increase of 5.6% compared to the 9,680.00 consumed in 2020.

Our strategy for more efficient energy management is based on reducing electric energy costs and consumption and taking advantage of generation potential, including energy efficiency initiatives, bringing several environmental benefits, including the reduction of GHG emissions.

Thus, our Distributed Generation Program – Photovoltaic Energy is being implemented, with conclusion expected in 2023 and totaling a power of 60 MW, distributed in 30 plants, with the potential to generate 4.5% of the

CO_2e

THE EXPANSION OF SEWAGE EXTRACTION AND TREATMENT PROMOTED BY SABESP IN THE OPERATED AREA MAKES IT POSSIBLE TO **REMOVE, ON AVERAGE, ONE MILLION TONS OF CO_2E THAT WOULD BE RELEASED ANNUALLY INTO THE ENVIRONMENT**

Company's total consumption. Three plants are in operation, in the municipalities of Orindiúva, Elias Fausto and Euclides da Cunha.

Also, part of the initiatives is the use of photovoltaic energy in other operational processes, such as the transmission of data from reservoirs via radio, flow measurement systems in STPs, effluent disinfection systems, lighting of administrative headquarters buildings, thermosolar systems for optimization of sludge drying processes from STPs and studies for the installation of floating photovoltaic plants.

Technologies such as the Pump Operation as a Turbine (BFT) were implemented, and we replaced equipment and installations seeking greater energy efficiency.

The use of part of the biogas generated at the STP of Franca to produce vehicular fuel to supply part of the Company's fleet in the municipality is another important initiative for sustainability.

In addition, we have initiatives to cover anaerobic sewage treatment ponds, capturing and burning the generated biogas, to contribute to minimizing the emission of greenhouse gases.

The management activities of our corporate vehicle fleet are also the object of attention and actions aimed at corporate sustainability. For greater optimization, we opted for continued use lease agreements and, through the Fleet Renewal program, 91.6% of light vehicles and 78.7% of heavy vehicles were replaced. One of the great benefits achieved by this initiative was the reduction of annual gasoline consumption from 3,206,444 liters in 2011 to 113,981 liters in 2020, resulting in a 96% reduction in GHG emissions from this source, as shown in the chart below:

Potential Emission x Actual Emission

(substitution of gasoline by alcohol – 70%))


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
9,488
9,226
9,336
9,431
8,842
8,632
8,310
8,097
8,366
6,770
5,614
2,805
2,804
1,779
1,019
991
1,002
947
980
265
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Potential Emission (Mg CO_2e)
Actual Emission (Mg CO_2e)

We also contracted a Strategic Plan for Sustainable Corporate Mobility 2030, defined as a result of the results of previous pilot studies for the adoption of vehicles with sustainable motorization.

Forest restoration and maintenance of protected areas (see page 61) also contribute to carbon sequestration and storage. In addition, this green infrastructure brings relevant environmental services such as the protection of water sources, the maintenance of biodiversity and adjustment and resilience to extreme events.

MORE QUALITY OF LIFE
THE RECOVERY OF WATER RESOURCES


1 NO POVERTY
3 GOOD HEALTH AND WELL-BEING
6 CLEAN WATER AND SANITATION
11
7
9
12
14
15

The concern for the universalization of sewage extraction and treatment means looking at the management of water resources throughout its cycle, reflecting on a healthier environment and better-quality water available to serve populations and other users. A priority focus of **SDG 6**, the expansion of services directly impacts goals in **SDG 1** (fighting poverty through access to basic services), **SDG 3** (promoting health and well-being by fighting waterborne diseases) and **SDG 11** (make cities and communities more inclusive). In addition, it contributes to advances in goals in goals **7, 9, 12, 14** and **15**. It is thus configured as one of the services with the greatest potential for inducing social, economic and environmental development in the regions served. Sanitation is synonymous with transformed lives. In this perspective, Sabesp, which accounts for an average investment of around 30% of everything that has been invested in sanitation in Brazil since 2011[2], is one of the protagonists in the development of the state with the best service rates in the country.

(2) Consolidated data based on a survey by the National Sanitation Information System (SNIS – Sistema Nacional de Informações sobre Saneamento), editions from 2011 to 2020).

GRI 203-1 | 203-2

Sabesp has a network extension of more than 60k kilometers implemented in the set of 375 municipalities to promote the extraction and transport of sewage to treatment in the 578 existing STPs. Although superlative, it is a structure that needs to advance towards universal access in the area served. To advance even further, this work is based on localized actions and structuring programs designed according to the different challenges and characteristics of the regions operated.

EXPANSION OF SANITATION IN THE METROPOLIS

The SPMR is the one with the highest level of complexity for the expansion of the health structure. Besides the large territorial extension and high population, it is a region characterized by great contrasts.

Although it concentrates a large part of the national wealth, it has accentuated social deficiencies, resulting in a disorderly urbanization of its territory, with little or no planning.

To face this scenario that aroused strong social and media mobilization in the early 1990s, 29 years ago Sabesp put into practice the Tietê Project with the consistent expansion of the sewage extraction, transport and treatment infrastructure recommended in the Master Plan for SPMR Sewers.

With interventions carried out or in progress in 30 metropolitan municipalities and a total investment of US$3.3 billion since its inception in 1992, the project has already brought sewage extraction and treatment

Scan the code the see SOS Mata Atlântica Foundation report on the Tietê River

to a population equivalent to more than 12 million people. It is as if the population of London and Paris, together, started to have access to the basic sanitation structure.

The treated sewage flow recorded in 2021 is almost six times greater than what was treated in 1992, increasing treatment from 24% to 83% of the volume collected. Coverage with an extraction network, which served 70% of the population installed in the formal area at the beginning of the project, jumped to more than 90%.

With the Tietê Project, the SPMR's sewage treatment system went from two to five large-scale sewage treatment plants, promoting gains in scale and ensuring greater efficiency in the collected sewage treatment process.

Besides the rapid advances in the Pinheiros River basin, one of the main tributaries of the Tietê River in the SPMR, another emblematic example of the impact of this work can be seen in Guarulhos, where Sabesp began operating in 2019.

After overcoming the situation of rotation in the water supply that afflicted the population in less than a year, efforts began to be concentrated on the extraction and treatment of sewage.

In just three years of Sabesp's operation, the municipality jumped from 76th position in 2020 to 40th place in the 2021 Sanitation Ranking of Instituto Trata Brasil. Guarulhos is also named in the ranking as the third city that most made domestic sewage connections in the country.



Guarulhos rose 36 positions in the Trata Brasil Sanitation Ranking after Sabesp took over operations in the municipality in 2019

TIETÊ PROJECT

INCREASE IN RATES IN THE METROPOLITAN REGION

	Collection network in the serviced areas	Sewage treatment
1992	70%	24%
2021	85%	mais de 90%

US$ 3.3 BILLION
INVESTED IN 29 YEARS

6X
INCREASE IN THE AMOUNT OF SEWAGE SENT FOR TREATMEN

+12 MILLION PEOPLE
INCREASE IN THE POPULATION SERVED WITH SEWAGE TREATMENT

EQUIVALENT TO MORE THAN THE COMBINED POPULATIONS OF LONDON AND PARIS

Besides the social and economic benefits, the impacts of this work, which continues with simultaneous interventions in 15 metropolitan municipalities, can be seen in the gradual reduction of the Tietê River's pollution patch. In 2021, the patch totaled 85 kilometers in length, almost half of the result recorded in 2020, when the pollution patch reached 150 km from the river, according to the report "Observando o Tietê 2021", published by Fundação SOS Mata Atlântica (scan the QR code on the previous page to see it).


1992


2021

Green stain demonstrates the evolution of the sewage extraction and treatment system in the SPMR

A NEW PINHEIROS RIVER IS POSSIBLE

As an offshoot of the Tietê Project, focused on the revitalization of one of the main urban rivers in Greater São Paulo, the New Pinheiros River Program has made considerable progress.

Started in 2019, we reached the end of 2021 with the mark of over 516k properties with sewage transported for treatment at STP Barueri. As a result, around 1.5 million people, equivalent to the population of a city the size of Porto Alegre (RS), began to be served with the complete sanitation cycle.

More than giving life to this important river in São Paulo, integrating it back into the city and into the daily lives of its residents, the actions fulfill the goal of bringing dignity to families who live in vulnerable regions close to the streams that flow into Pinheiros.

Know more about the Novo Pinheiros River scaning the QR Code


NOVORIO
PINHEIROS

Works for the expansion of sewage collection and treatment within the New Pinheiros River Program (Novo Rio Pinheiros)

NOVORIO PINHEIROS

NEW PINHEIROS RIVER
2019-2021
ACHIEVEMENTS

OVER
516k HOUSEHOLDS
with sewage sent for treatment (until dec/21)

1.5 MILLION PEOPLE SERVED
Equivalent to the population of Philadelphia (USA)
(data from dec/21)

REINTEGRATION
OF THE RIVER TO THE CITY

DIGNITY
TO FAMILIES IN SITUATIONS OF SOCIAL VULNERABILITY

know more about the program scanning the QR code on the side

UNDER WORKS

5 RECOVERY UNITS
Direct depollution of water from contaminated streams where it is not possible to install a collection network



Pirajuçara Recovery Unit, under construction, on the banks of the stream of the same name, West São Paulo city

Five recovery units (RUs) are also under construction, which will directly treat water from contaminated streams in regions where irregular occupation has left no space for the installation of sewage extraction infrastructure.

Under the coordination of the Government Office of Infrastructure and Environment (SIMA), the program integrates several bodies. Besides Sabesp, the following participate: EMAE (Metropolitan Water and Energy Company), Cetesb (São Paulo State Environmental Company), DAEE (Water and Electric Energy Department), Government Secretaries, São Paulo City Hall and the partnership of society.

Each one has its mission within five structuring axes: sanitation, maintenance, treatment of solid waste, revitalization of the riverbanks and environmental education. Learn more at by scaning the QR code on the previous page.

The performance for the revitalization of the tributaries of Pinheiros incorporated the experience acquired in 14 years of the "Córrego Limpo" (Clean Stream) Program, which promotes the improvement of the water conditions of urban streams, besides cleaning and keeping their banks. The initiative has a partnership with the City of São Paulo in the division of actions and responsibilities, as detailed in the figure below.

Throughout the program's existence, 161 streams were cleaned and maintained in São Paulo. In 2021, the Vila Leopoldina and Pedreira-Olaria Streams were cleaned up. Work on the Taperas, Cemitério da Lapa, Esmeralda-Água Podre and Ipiranga Streams is at an advanced stage and is expected to be completed in 2022.


"Córrego Limpo" (Clean Stream) Program
SABESP
São Paulo City Hall
Execution of new connections to reduce clandestine sewage dumping
Monitoring the water quality of unpolluted streams
Socio-environmental awareness of surrounding communities
Mapping, inspection, renovation and extension of collection networks
Maintenance of rainwater galleries and storm drains
Eviction of irregular areas and registration of families in housing programs
Regularization and redevelopment of valley bottoms for the implementation of sewage infrastructure
Inspection of homes not connected to networks
Inspection of irregular eviction in galleries
Cleaning of the bed and bank of streams

REATMENT OF NON-DOMESTIC SEWAGE

The contaminating potential of pollutants from landfills, chemical toilets, textile, metallurgical, pharmaceutical and chemical industries is a threat to people and the

environment. Besides affecting health, if left untreated, this polluting load reflects on the increase in water treatment costs and, in some cases, can even make it impossible to capture water for supplying cities, affecting the region's water availability.

To deal with this situation, we have specific procedures that guarantee the integrity of the systems and operational security. In 2010, we set a partnership with Estre Ambiental for the creation of Attend Ambiental, a plant that is installed next to STP Barueri and started its operation in January 2015, which promotes the pre-treatment of the sewage, keeping within the standards required by the legislation environmental.

Attend has physical and physico-chemical treatment lines for pre-treatment of typical effluents such as slurry, grease trap, septic tanks, chemical toilets, heavy metals, acidic and alkaline substances, contaminated with oil, oily emulsions, oily sludge, among others.

In 2021, 1,893,552 liters of these types of pollutants were treated with specific processes for each type of effluent, defined according to their origins and physical-chemical characteristics.



Attend Ambiental, a partnership between Sabesp and Estre Ambiental, promotes the treatment of non-domestic sewage in the São Paulo Metropolitan Region

MORE TOURISM AND QUALITY OF LIFE ON THE SÃO PAULO COAST

Through the "Onda Limpa" (Clean Wave) Program, the largest environmental sanitation program on the Brazilian coast, we are expanding sewage extraction in the Baixada Santista metropolitan region towards universal service. The initiative is contributing to the improvement of health, quality of life and bathing in the beaches of the entire coast of São Paulo, with a direct impact on real estate appreciation and attraction of tourists.

Started in 2007, 110k sewage connections have already been implemented and the rate of collected sewage rose from 53% to 84%. All sewage collected is already treated. Currently, the program is in its second stage, started in 2018, with works in Praia Grande, Mongaguá, São Vicente and Itanhaém. In total, 450 km of sewage extraction networks, 48k new sewage connections, three new STPs and improvements to existing plants are under construction.

On the North Coast, the "Onda Limpa" (Clean Wave) Program is running the sewage systems in the Maresias, and Barra do Una neighborhoods in São Sebastião and the expansion of the main STP in Ubatuba. As in Baixada Santista, the Program is divided into two stages and aims to reach universalization by 2033.

THE SERVICE IN THE COUNTRYSIDE OF SÃO PAULO

We are responsible for service in 320 municipalities in the countryside of São Paulo. The excellence in the service of these municipalities is reflected in important recognitions. As almost all of them have universal service rates, our work is aimed at expanding the structure in communities (neighborhoods or districts) installed in isolation from urban centers.

Sabesp's high investments and efforts in improving the quality of service and expanding the sewage extraction and treatment structure can be verified by its outstanding position in sectoral studies.

An example is Franca, named for several years in a row among the first places in the Sanitation Ranking 2021, by Instituto Trata Brasil. Prepared by the Brazilian Association of Sanitary and Environmental Engineering, the Abes Ranking of the Universalization of Sanitation published in 2021 also confirms the advances towards universalization in the countryside of São Paulo. Of the 119 municipalities with universal services or close to this level included in the study, 41 are operated by Sabesp.

This set of actions and investments in the interior, added to the advances made in the metropolitan region and coast of São Paulo, directly collaborate to improve the quality of the main São Paulo rivers and their tributaries.

MOBILIZED BY THE DEVELOPMENT OF THE RIBEIRA VALLEY

SECTOR RANKING CONFIRMS ADVANCES TOWARDS UNIVERSALIZATION OF THE SERVICE

In two years, we completed a set of 31 sanitation works in 19 municipalities in Vale do Ribeira, ensuring better quality of life for the population of one of the richest regions in biodiversity in the State of São Paulo.

The initiative is part of the Vale do Futuro program, which seeks to provide more health, infrastructure, job, income and entrepreneurship for the region, fostering economic and social development by the end of 2022.

Created by the State Government, the program also involves city halls and civil society to encourage the economic and social development of municipalities in the region, an area of 16,681 km^2 with extensive coverage of the Atlantic Forest and with a vocation for ecotourism in the countryside and on the coast.

Most of the inaugurated works expand the extraction, removal and treatment of sewage in the municipalities, a service that has a positive impact on the residents' health and quality of life. Access to sanitation is a positive factor in the Human Development Index (HDI).

In total, our investments total R$146 million in water supply, water security and sanitary sewage. Learn more about the initiative scanning the QR code on this page.

Scan the QR code to know more about the Valley of the Future program

ENVIRONMENTAL MANAGEMENT INTEGRATED TO THE OPERATION

With the main goal of meeting environmental demands from legal or voluntary obligations, Sabesp adopts the SDGs, the 2030 Agenda, the app of environmental, social and governance (ESG) concepts as important references to integrate relevant aspects of sustainability into business. The challenges posed by climate change are also included, with our biggest challenge being the conversion of these demands into opportunities and business results.

Thus, we have environmental management as a priority, aiming at the improvement and operational compliance of water and sewage facilities and the dissemination of the culture of valuing the environment among our stakeholders.

To raise efficiency levels and achieve the organization's goals, considering the geochartic dispersion of the company's areas of operation, regional characteristics and the different sizes and conceptions of the systems operated, we have environmental management agents in Environmental Management Centers (NGAs).

The NGAs were implemented in the Company's business units, constituting a network for exchanging experiences, being an important vector for the dissemination of corporate environmental guidelines.

In this context, Sabesp implemented several corporate programs (figure below),


Environmental Compliance
Culture Change
Environmental Recovery Commitment Terms (TCRAs)
Environmental Management System in WTPs and STPs
Institutional Representative Water Resources
Grants of Water Resources
Environmental Education
Environmental Licenses (SPSs)
3Rs Program in Administrative Areas
Environmental Licenses (STPs and WTPs)
Greenhouse Gas Emission Management
Management of Environmental TACs/ Legal Agreement)
Sustainable STPs
Evolution of Sabesp's Environmental Management

seeking uniformity of procedures and the sustainable use of natural resources. Two guiding pillars are considered: the maintenance of environmental compliance in operations and the consolidation of the change in culture on the environmental theme in sanitation.

The programs reflect the essence of our business and the strong connection of our operations with the preservation of the environment, with water as a central element applied to the concept of circular economy in sanitation. For Sabesp, the preservation of a fundamental resource for the existence of life is synonymous with sustainability and the maintenance of the business in the long term.

We depend on the availability of water in quality and quantity to carry out our activities and we are responsible for returning it in conditions that are suitable for the environment, thus closing what we call the water cycle in sanitation, as shown in the figure on the side.

> **THE PRESERVATION OF A FUNDAMENTAL RESOURCE FOR THE EXISTENCE OF LIFE** IS SYNONYMOUS WITH SUSTAINABILITY AND BUSINESS MAINTENANCE TO LONG TERM

SANITATION CYCLE AND ITS RELATION WITH ENVIRONMENTAL SUSTAINABILITY


1. SPRING
2. INTAKE
3. WATER TREATMENT
Water treatment plant
4. ADDUCTION
5. RESERVATION
6. DISTRIBUTION
7. SEWAGE COLLECTION
8. SEWAGE TREATMENT
Sewage treatment plant
9. RELEASE OF TREATED EFFLUENT

TRAINING TEAMS ON ENVIRONMENTAL THEMES

To provide technical support to our environmental programs, we have a Corporate Training Plan in Environmental Management, which seeks continuous professional improvement. The Program includes development opportunities linked to environmental management in sanitation, involving the management and technical staff, with specific content for different audiences.

The courses are taught by specialists from Sabesp, including opportunities for external training, in institutions and universities of excellence. Also noteworthy, within the scope of the Plan, are the courses given by the Environmental Company of the State of São Paulo (Cetesb), which has a professional improvement and updating program, aimed at disseminating knowledge, instruments, procedures and techniques for themes such as environmental diagnosis, management, quality, licensing and legislation, among other themes.

THROUGH THE CORPORATE TRAINING PROGRAM IN ENVIRONMENTAL MANAGEMENT, THE COMPANY'S MANAGEMENT AND TECHNICAL STAFF CAN SEEK CONTINUOUS PROFESSIONAL IMPROVEMENT

CORE COMPLIANCE REQUIREMENTS

Our Corporate Programs for Obtaining and Keeping Environmental Licenses for Water Treatment Plants (WTPs), Sewage Treatment Plants (STPs) and sewage pumping tations (SPSs) have made it possible to meet the requirements of the licensing body, besides structuring the processes for the renewal and maintenance of these legal documents.

To this end, Sabesp has a Program formalized with Cesteb linked to the operating licenses of sewage pumping stations, being in the final phase of structuring a similar program for WTPs and STPs, according to the Resolution of Cetesb's Board of Directors – DD 012/2022/C, of January 28, 2022, which provides for the approval of the Adequacy Program for Water Treatment Plants (WTPs) and Sewage Treatment Plants (STPs) in the State of São Paulo.

GRANTS OF RIGHT TO USE WATER RESOURCES: OPERATIONAL SECURITY

In a similar way, the grants are the object of a Corporate Program for Obtaining and Keeping the Grants for the Use of Water Resources, covering extractions, discharges of effluents and dams. The grant is key to ensure access to the main raw material for public supply and provides the necessary elements to subsidize the process of use, management and payment for water resources within the scope of the Company's operations.

ENVIRONMENTAL RECOVERY COMMITMENT TERMS – TCRAS

Carrying out works to expand sanitation systems may require the suppression of vegetation or involve intervention in Permanent Preservation Areas. In these cases, besides the need for authorization from the environmental agency, impact compensation obligations through Environmental Recovery Commitment Terms (TCRAs), formalized with the environmental agency in their licensing processes, also apply.

To ensure compliance with these requirements, we have a Corporate

Program formalized with Cetesb, which establishes forest restoration through the planting and maintenance of one million seedlings of regional native species, over a period of ten years. The Program was structured to solve existing TCRAs, that is, it made it possible to centralize the fulfillment of obligations, which were previously resolved on a case-by-case basis.

The Program also enabled the formation of area banks to meet future licensing obligations. Thus, the amounts of seedlings provided for by the program exceed the number of plantings necessary to fulfill the obligations already committed, so that through this Program we will carry out plantings that can be slaughtered from future demands, generating what Sabesp calls "TCRA – Balance".

By 2021, 741k seedlings had been contracted, of which 631k (85.2%) had already been planted and are in the maintenance stage. There are also plans to hire and plant more than 511k seedlings, including the restoration of more than 356 hectares of important areas of reservoirs and forest sites in the state of São Paulo.

With these planned plantings, Sabesp will reach the mark of 1.25 million seedlings planted through the Corporate Program of TCRAs, exceeding the amount proposed when it was prepared. Considering the success of this first stage, we are in negotiations to expand it in the coming years, and this innovation tends to be a continuous practice in the Company, with the consent of the environmental agency.

ENVIRONMENTAL COMMITMENTS

To settle public civil actions and environmental inquiries involving the Public Ministry, we have sought to formalize Conduct Adjustment Terms (TACs) and Judicial Agreements (AJs), which has favored the planning and execution of works within feasible deadlines, integrating these obligations to the Company's budget priorities.

Sabesp has structured procedures for management, continuous monitoring and control of these documents, from the negotiation of objects and deadlines to be committed, through the execution of obligations until their conclusion, being part of this process the integrated assessment of the technical, environmental, legal aspects and financial.

CORPORATE PROGRAMS FOR SUSTAINABILITY

To elevate the Company to a condition of environmental excellence, it is necessary to invest in preventive actions through actions focused on environmental themes, such as the programs described below, together with other programs mentioned in this report.

ENVIRONMENTAL MANAGEMENT SYSTEM IN STPS AND WTPS: VECTOR FOR OPERATIONAL EXCELLENCE

In 2009, we began the voluntary implementation of the Environmental Management System (SGA) in WTPs and STPs, as an effective tool for operational development, aiming at improving the efficiency of systems based on a risk management process, environmental awareness and implementation of preventive actions. to avoid environmental impacts. The importance of these plants was considered over the Company's core business: providing clean water and treating sewage generated by the population.

Our goal is to implement the SGA in all WTPs and STPs by December 2024 with the adoption of two management models: our own model, developed by Sabesp (SGA-Sabesp) and based on the principles of ISO 14001 and without external certification goals. The other model is the ISO 14001 Standard, maintained in a limited scope of plants that have this certification.

The strategy of having part of the scope certified by ISO 14001, besides showing our commitment to the environment, keeps the Company updated about international standards and practices, and is also a reference for the improvement of its own model.

The achievements and advances of this process were gradual, but currently the SGA is consolidated at Sabesp as an effective instrument for the dissemination of good environmental practices, besides contemplating actions to improve the infrastructure of the facilities aiming at greater operational safety.

ENVIRONMENTAL MANAGEMENT SYSTEM

PRESENT IN **558** WTPs AND STPs

67% of all plants

36 ISO 14001 certified



Aerial image of the photovoltaic plant implanted in the Orindiúva sewage treatment plant, in São Paulo countryside

Objectives of the Environmental Management System

Improvement of operating procedures and practices

- Waste Water
- Solid Waste
- Chemicals
- Smell and Noise

Improvement of maintenance routines of applicable legal documents

- Management of legal requirements

Actions to improve the infrastructure of the facilities

- Pollution Prevention
- Performance improvement
- Greater operational security
- Sustainability

SUSTAINABLE STPs PROGRAM

The Sustainable STPs Corporate Program, launched in 2019, was set to develop, expand and disseminate the culture of sustainability in the operation, aiming at the implementation of actions that enable the transformation of by-products generated in STPs (biogas, sludge and effluent) into sustainable resources, considering its energy use. Its contribution to the reduction of GHG emissions is also considered. In some cases, market opportunities are identified for set solutions.

We have developed our own certification system for the Program, with three levels of evolution, as shown below, and to receive the Sustainability Seal – Level 1, the plant must have considered and implemented sustainable solutions for the disposal of sludge, effluent and of the gases generated by the treatment.

To obtain Level 2, besides Level 1 actions, actions are required for energy generation or sale of a product generated from the adopted solutions, and Level 3 considers, besides Level 1 actions, actions for energy generation and, also, the sale of products for use in the market.

Currently, the Program includes 41 plants, with an expected scope expansion in the coming years. We have nine plants with the Level 1 Sustainability Seal and two with the Level 2 Seal, and the other plants are in different stages of development of the Program's actions.

PROGRAMA ETEs SUSTENTÁVEIS sabesp


Evolution Levels of the Corporate Program for Sustainable Sewage Treatment Plants
Level 1
Level 2
Level 3
Sludge
+
Effluent
+
Biogas
Level 1
+
Power Generation or Sale of a By-product
Level 1
+
Power Generation
+
Sale of a By-product

RESEARCH, DEVELOPMENT AND INNOVATION


6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

The incorporation of innovation and new technologies in sanitation, a flag of SDG 9, directly impact the reduction of operating costs, besides providing greater efficiency in the provision of services and customer service, reflecting in the acceleration of the goal of universal access to services in the area operated (SDG 6). The gain in business competitiveness, especially in the face of the challenges brought by the new regulatory environment, and the promotion of green technology and the circular economy (SDGs 7 and 12) are other advantages that make the increase in innovation a decisive decision for the sustainability of the business.

The innovation process at Sabesp is aimed at the search for technological solutions aimed at gaining operational efficiency and competitiveness over the market. To this end, we interact with educational institutions and other segments, establishing and enhancing partnerships.

This process is structured on two fronts. One of them is linked to the survey of demands, solutions and consequent market prospection, encompassing universities, science and technology institutes (ICTs), startups and companies. The other front is aimed at analyzing new market technologies, at which time the applicability of the product or service offered is evaluated. Promising innovative technologies are tested on a pilot scale to assess technical, economic and business model feasibility for subsequent replication.

Currently, our innovation structure is being improved with the establishment of innovation cells (HUBs) from the different operational and support business units of the Company. With this, we are seeking to expand the participation of employees from different areas and other companies, allowing greater efficiency in the generation and implementation of technological innovation projects.

We also believe that this new structure will further drive the search for solutions and improvements in processes, products and services, and will facilitate the dissemination of knowledge throughout the Company.

In 2021, we invested R$26.5 million in RD&I with our own resources or raised from funding entities. Among the promotion initiatives in force, we have two cooperation agreements signed with FAPESP.

One of them, more recent, through the Small Business Innovation Program (PIPE) provides for the allocation of R$20 million to the acceleration of startups focused on the development of innovative projects in sanitation. The other, maintained since 2009, provides for a non-refundable funding of R$50 million and aims at research projects in higher education institutions in São Paulo within the scope of the

Research Support Program in Partnership for Technological Innovation (PITE).

PITE has already resulted in the execution of 17 research projects and is currently in the third call for projects. Fapesp has already selected 12 projects to start in 2022.

Other ongoing projects and partnerships can be seen in Sabesp's sustainability reports from previous years.

MODEL PROJECT IN CIRCULAR ECONOMY

The implementation of the circular economy model at Sabesp began at the unit in Franca (SP). The project being implemented in this STP seeks to incorporate the complete cycle of the Circular Economy concept in the management of a STP, transforming the entire process into an optimized system for the recovery of resources.

This is an innovative experience in the sanitation segment in Brazil as it was planned to integrate the solid, liquid and gaseous phases of sewage treatment, having been recognized first in the Convocatoria Ideas en Acción award organized by the Inter-American Bank of Development (BID) and by the International Water Association (IWA), in Guayaquil, Ecuador, 2019 edition.

Among the ongoing actions in this STP, the most structuring already implemented was the use of biogas generated in the sewage treatment process in the form of biomethane to supply our local fleet of 38 light vehicles adapted for CNG (vehicle natural gas).

As a result of the technical cooperation agreement with the Fraunhofer Institute IGB, from Germany, the initiative results in the use of clean and renewable fuel instead of fossil fuel, with a reduction in the emission of greenhouse gases.

The project also foresees other actions aimed at transforming it into a resource generating plant with high added value. These actions are in the planning and contracting phase with a view to harnessing energy from hydraulic and solar sources to produce electrical and thermal energy, besides other beneficial apps for biogas. Due to its scope, this circular economy project meets 12 UN SDGs.

In addition, to enable the commercialization of the biomethane produced, currently used to supply our fleet in Franca, one of the steps is its certification as a product in accordance with the requirements of Resolution 685/2017 of the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP).

To meet these requirements, a risk assessment study using the HAZOP methodology – The Hazard and Operability Study has been carried out

Franca STP
Biomethane Production

Average Sewage Treatment Capacity of the STP:
500 liters per second

Daily Biogas Production:
2,500 Nm³ (equivalent to 1500 Nm³ of biomethane)

Amount of fossil fuel that can be replaced daily with the biogas produced:
1,500 liters of regular gasoline.

since 2021. This study focuses on the quality of the beneficiation system and should consider monitoring the quality of biogas and biomethane and inspecting the system's facilities. The final report will be submitted for approval by the ANP by the end of 2022.

Besides a new source of income, the initiative will make it possible to replace fossil fuels with clean energy and reduce greenhouse gas emissions. The Franca project will serve as a model for replication in other units of the Company. Replication is currently being studied in another 6 large STPs located in the SPMR and in the countryside of the state).

Reuse water produced from the purification of treated effluent in some STPs is another of our initiatives promoted within the concept of circular economy.

This water can be used for specific uses, allowing clean water to be used for nobler uses. More details, page 55.

Also, within the circular concept, we started the operation of a plant that makes asphalt from construction waste (see box on the side).



Pavement recycling plant in the West Zone of São Paulo, a sustainable initiative awarded for its commitment to sustainability and reduction of environmental impact

SUSTAINABLE ASPHALT

Implemented on Marginal Tietê, in São Paulo, the Ecological Center for Pavement Recycling promotes the transformation of asphalt, curbs, gutters and concrete waste into better quality material than the original, called Foamed Civil Construction Waste, which will be used to fill ditches after Sabesp's services. The initiative was awarded by the Certification Program for the Commitment to Social and Environmental Responsibility (PROCERT) granted by the Chico Mendes Institute to institutions that seek sustainability in all their businesses and prove to their partners that they apply in their actions, management or products, solutions encompassing environmental, social and economic.

SOLID WASTE MANAGEMENT

GRI 103-1 | 103-2 | 103-3 | 306-1 | 306-2 | 306-3 | 306-5

Conventionally, sludge from water and sewage treatment systems is sent to landfills. On the other hand, in the SPMR and in more densely populated regions in the countryside of the state, we treat the leachate generated in municipal landfills to reduce its environmental impact.

In recent years, however, we have carried out a series of studies and innovative projects within the concept of the circular economy, covering the sludge in search of economically viable and more environmentally sustainable solutions.

STP Barueri, the largest sewage treatment plant in South America and responsible for more than half of the entire volume of sewage treated in the SPMR, concentrates important initiatives with this objective. One of them is the thermal treatment of sludge with plasma technology, which was financed by FINEP.

In 2019, we started the licensing process with Cetesb for this project, which converts sludge into glassy waste with great potential for reuse in civil construction, among other uses. The conversion is done by exposing the sludge to high temperatures (around 1,500 °C), drastically reducing the final volume of waste to be transported and disposed of in landfills. The system received new adjustments and a new gas treatment system was implemented to improve the quality of the gaseous effluents.

In plants in the countryside of the state, such as in Franca (SP), we have initiatives for drying sludge by solar irradiation in greenhouses. In addition, at STP Lageado, in the municipality of Botucatu (SP), in 2018 we obtained approval from the Ministry of Agriculture for the production and marketing of the product from the transformation of sludge into high-quality organic fertilizer, called Sabesfértil. Current processing capacity is 25 tons/day.

With the new CONAMA Resolution 498/2020, which introduced new guidelines for the use of sewage sludge in the soil besides agricultural use, we can then use the generated sludge to recover degraded soils, providing this by-product of sewage treatment plants in the interior. from the State of São Paulo as a soil conditioner, due to the proximity to farms and favorable conditions for the sludge.

These technological innovation actions contribute to aggregating a series of environmental services linked to the minimization of waste generation and its return to the environment under more favorable conditions, to the use of a cleaner, renewable and sustainable energy matrix, to the reduction of GHG emissions, besides reducing operating costs with the smallest amount of sludge to be transported and disposed of in sanitary landfills.


Barueri STP
largest sewage treatment plant in South America
responsible for more than half of the entire volume of treated sewage in the Metropolitan Region

INNOVATION IN THE NEW PINHEIROS RIVER PROGRAM

Besides the ongoing actions that are part of the work fronts developed in the New Pinheiros River Program (page 67), another innovation project implemented in 2021 by Sabesp is the Rio Pinheiros Oxygenation System. It consists of an oxygenation technology called SDOx which, unlike conventional aeration technologies, has the potential to transfer 90% of the oxygen used to the liquid medium, through a process of oxygen dissolution at the molecular level.

It is a great challenge, as it is a highly aggressive environment. The expectation is that the technology will contribute to the self-purification process of the river, improving its quality. The contract includes the preparation of studies and projects, implementation of works, operation and monitoring of the river over five years.

The purpose is also to carry out technical and scientific studies to evaluate the technology and its effects on the purification and improvement of the quality of the river's water.

Assisted pre-operation of the system started at the end of 2021, along with adjusting. This test intends to verify the technical-economic feasibility of this technology, aiming its replication in other water bodies of different sizes, types and degradation conditions, aiming at improving the quality of these waters.



Works of the New Pinheiros River Program in the Cachoeira Stream basin, South São Paulo city

ACTIONS TO INCREASE WATER RESILIENCE

Extreme, unpredictable and increasingly frequent weather conditions can impact the water available to supply the population. This demonstrates the importance of studies and actions that increase operational resilience to adapt to adverse weather conditions.

As part of the Technical Cooperation signed between the IDB and the State of São Paulo, non-reimbursable resources of US$328,000 were foreseen to be debited from the bank's ordinary capital resources destined to the Strategic Program for Infrastructure Development.

The first activity in charge of Sabesp is focused on actions to improve and innovate technological facilities with the incorporation of analytical tools and practices available to improve supply management during water crises.

In its final stage of development, solutions were presented to increase the resilience of supply systems for two distinct areas: artificial intelligence for the management and monitoring of water resources and innovative solutions for the management of the water distribution system.

OPEN INNOVATION

We invest in the development and implementation of actions within the concept of Open Innovation to integrate ideas, share needs, exchange knowledge and research with the participation of internal and external segments of the Company. With this, we seek innovative solutions from the productive sectors of the market, including startups, for the development of solutions to be evaluated and, in case of success, reach scale.

Two other sequential actions are being developed to improve open innovation actions and are complementary to the above Technical Cooperation with the IDB: i) Systematization of the process for public calling for technological innovation projects and ii) Development and implementation of a digital innovation platform open. With this, the capture of ideas and innovative technological solutions will be improved.

The efforts employed in the set of RD&I actions continue to break paradigms and foster a culture of innovation throughout the company to improve processes and services, combining efficiency with financial results, adding value to products.



At the end of 2021, oxygenation tests began on a stretch of the Pinheiros River; technology is part of the depollution actions of one of the main postcards of the metropolis

CORPORATE GOVERNANCE



Guaraú Water Tretament Plant, part of the Metropolitan Supply System, in North São Paulo city

CORPORATE GOVERNANCE

We believe that governance guided by efficiency and integrity in relationships reinforces our commitment to society through the consolidation of an environment of trust, transparency and results. Thus, we pursue the return to our shareholders and the benefits to our millions of customers, ensuring the proper app of available resources in the expansion of basic sanitation infrastructure and permanent improvement of service in the area where we operate. As a reflection of this performance, we seek to maximize the benefits of the business within the ESG management bias, bringing more health and quality of life to people, more favorable conditions for the development of the operated area and greater preservation of the environment.

GRI 102-5 | 103-1 | 103-2 | 103-3 Sabesp is a publicly held company, controlled by the State of São Paulo, which holds 50.3% of the share capital. The remaining shares are traded on the São Paulo stock exchange, in the Novo Mercado segment (37.3% as of December 31, 2021), and in New York, in the form of American Depositary Receipts Level III (12.4% on the same date).

As a result of our great exposure to the capital markets and the adhesion to special listing segments, the Company adopts high standards of corporate governance, such as the right to one vote per share and the provision in the Bylaws of the need to carry out a public offering of acquisition of shares in the event of disposal of share control. We therefore seek to ensure equal treatment for all shareholders.

As we are a state-controlled company and operate in a regulated environment, we are also subject to controls by environmental and sectoral regulatory bodies, as well as the Court of Auditors of the State of São Paulo.

The Company has the highest decision-making body at the Shareholders' Meeting, which is taken by majority vote. A minimum quorum is required only to amend the Bylaws, which requires the approval of 2/3 of the shareholders, as determined by Federal Law 6,404/76. All documents for deliberation of the

“ WE BELIEVE THAT GOVERNANCE GUIDED BY EFFICIENCY AND INTEGRITY IN RELATIONSHIPS REINFORCES OUR COMMITMENT TO SOCIETY

meeting are made available at the registered office, on the websites of the Company, the Securities and Exchange Commission – CVM and B3, upon publication of the call notice.

The strong social and environmental impact provided by our business drives us to adopt and regularly review operational and management policies and controls. In this way, we seek to engage our employees, suppliers, customers and partners in providing quality, regular and responsible sanitation services that add value to society.

The robust structure and permanent commitment to the highest standards of corporate governance, combined with

behavior based on ethical values that permeate the entire organization and the relationship with its stakeholders, have kept the Company in important corporate governance indexes on the São Paulo stock exchange (IGCT, IGMM, ITAG and GPTW).

GOVERNANCE STRUCTURE

GRI 102-18 | 102-19 | 102-20 | 102-26

The Company is managed by the Board of Directors and the Executive Board. The Board is responsible for the Company's superior guidance. Among its attributions is the approval of the business plan and long-term strategy with analysis of risks and opportunities.

It is also the duty of the Board to approve the Code of Conduct and Integrity and institutional policies for the disclosure of relevant information, appointment, internal audit, compliance, among others; promote annually analysis of achievement of goals and results in the execution of the business plan and long-term strategy; and evaluate the performance of the Officers.

In turn, the Company's strategic direction proposal is built in a participatory process with the performance of all the executive boards, which are responsible for disclosing to the other organizational levels of the Company and approved by the Board of Directors.

The Board of Directors is advised by the Statutory Audit Committee, including three independent directors, including Mr. Eduardo de Freitas Teixeira, coordinator and financial specialist.

Among its attributions, the Audit Committee is responsible for monitoring the execution of the Annual Work Plan of the internal audit, the compliance activities, the process of presenting the financial statements and the development and progress of the Integrity Program. The Committee is also responsible for giving opinions and evaluating the guidelines for the hiring and dismissal process of independent auditors, evaluating and monitoring the Company's risk exposure, besides evaluating the effectiveness of internal control structures and processes. In 2021, the Audit Committee held 30 meetings. For more information check the QR Code on the top of the next column.

Information on the Audit Committee

Reporting directly to the Board of Directors, the Executive Board is responsible for the executive management of the Company and is responsible for preparing and submitting the strategic plan, business plan and budget for approval by the Board.

Due to the socio-environmental nature of sanitation services, responsibility for environmental, social and economic themes at Sabesp is assigned by the Bylaws to each of the directors, within the limits of the powers & duties of each of the boards. More information on the responsibility of directors is presented in art. 20 of the Bylaws, available via the code below.

Company's Bylaws

To advise the Executive Board in decision-making on environmental, social and economic themes, there are thematic committees formed by executives and specialists who study trends, demands from stakeholders and propose solutions, procedures and process improvements.

In March 2021, the Executive Board appointed a Sustainability Committee including six executives with experience in the environmental, people, operations, communication and financial areas to prepare a diagnosis on the integration of ESG perspectives into the Company's management.

The first results of a diagnosis prepared throughout 2021 indicated that, due to the nature of its operations and its control structure, the Company has social, environmental and governance requirements in its management. There is potential, however, to develop opportunities with greater measurement, integration and transversality of the theme to its corporate culture.

DIVERSITY AND EXPERIENCE OF THE BOARD OF DIRECTORS

GRI 405-1 The current Board of Directors was elected at the Annual Shareholders' Meeting held on April 28, 2020, for a

Board of Directors profile by age, gender and professional experience


80%
Have served as CEO/CFO
60%
Have experience with financial accounting
70%
Have already participated in government structures
• Planning
• Budget
• Governance and
• Public infrastructure polices
20%
Experts in water resources
20%
Are between 30 and 50 years old
50%
Are in their first term
10%
1 Woman
For more information, scan de QR Code:

unified term of two years. Its structure was changed in January and November 2021.

Our Board of Directors currently has Brazilian citizens, lawyers (50%), economists (30%) and engineers (20%). Of the 10 members, three work on our Audit Committee and eight have already served as Chief Executive Officer or Chairman of the Board of Directors in other companies.

The Audit Committee is formed by two economists and a lawyer, all males. The profile of our directors is available via the QR Code on the previous page.



THE BOARD AND ITS OPERATING RULES

GRI 102-18 | 102-22 | 102-24

The Board of Directors is elected by the Shareholders' Meeting for a unified term of office of two years, with up to three consecutive reappointments allowed. It is including a minimum of seven and a maximum of 11 directors, one of them being the Chief Executive Officer.

At least two or 25% of the directors, whichever is greater, must be independent in accordance with the requirements of Law 13,303/2016 and the Novo Mercado of the São Paulo stock exchange. On the Board, the participation of a representative of minority shareholders is guaranteed and the participation of an employee representative is ensured.

The Eligibility and Advisory Committee, including three members elected by the Shareholders' Meeting, verifies the conformity of the process of appointing members of the Board of Directors, as well as the Executive Board and the Audit Committee. For more information about the Eligibility and Advisory Committee, scan the QR code on the previous page.

Our Board Members are chosen from among citizens of unblemished reputation and well-known knowledge, considering, whenever possible, the diversity of experiences, behaviors, cultural aspects, age group and gender. Further information on the rules and procedure for the appointment of the Board of Directors can be found in our Bylaws and in the Appointment Policy at.

In November 2021, the election of a member of the Board of Directors was held, to complete the term until the Ordinary Shareholders' Meeting of 2022, and of the Audit Committee. In August, a direct election was held by the employees of its representative, who will be presented to the Shareholders' Meeting scheduled for April 28, 2022.

The Board of Directors meets ordinarily once a month and, extraordinarily, whenever necessary. Its decisions are taken by most votes of the participants of the meeting, prevailing, in the event of a tie, the proposal that counts on the vote of the director chairing the work. In 2021, the Board held 12 ordinary meetings and 15 extraordinary meetings, with an average attendance of 100% of the directors. For more information, scan the QR code on the previous page.

STRUCTURE AND OPERATION OF THE EXECUTIVE BOARD

GRI 102-18 | 102-19 | 102-20 | 102-23

The Executive Board is including six members with a unified term of office of two years, being allowed to be reappointed for up to three consecutive times.

It is incumbent upon the State Governor to appoint, the Eligibility and Advisory Committee to verify the compliance of the nomination process and the Board of Directors to elect the Directors. The Chief Executive Officer is a member of the Board of Directors for as long as he remains in office but cannot occupy its Presidency.

The responsibilities and way of operation of the Executive Board are defined in the Bylaws and in its internal regulations. See more about the profile of our officers scannin the QR code on page 91.

MANAGEMENT ASSESSMENT

GRI 102-28 The Company annually performs, through an independent consultancy, the assessment of the Board of Directors, the statutory Committees and the Executive Board in a collegiate and individual manner (self-assessment and peer assessment). Themes linked to the performance and conduct of directors in line with the goals defined in the Company's business plan and long-term strategy are explored.

The assessment addresses, among other themes, the adoption of good corporate governance practices and sustainability principles, the effectiveness of the management's performance, the contribution to the result and the execution of the goals and guidelines contained in the strategic plans.

The result of the assessment is forwarded to the State Capital Defense Council, a body that supports the State of São Paulo in its role as controlling shareholder and is used to guide the implementation of improvements in the organization and operation of its units, as well as to identify themes that must be developed and deepened by the Board of Directors and the Executive Board.

See more about the evaluation process in item 12.1 of the 2021 Reference Form avaiable via the QR code below.

2021 Reference Form

TRAINING AND QUALIFICATION OF MEMBERS OF THE MANAGEMENT

Upon assuming the position, the members of the Board of Directors and the Executive Board participate in an integration program, which aims to present


sabesp
48
ANOS
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Company's headquarter in Pinheiros, in West São Paulo city; in 2021 Sabesp celebrated 48 years of existence

the Company's business processes and make the main institutional documents available. The program also includes training on the Code of Conduct and Integrity, the risk management policy, corporate and capital market legislation, information disclosure and internal controls.

The training is repeated annually and is also offered to the members of the Fiscal Council. In 2021, the training focused on ESG, focused on governance in state-owned companies, the role of the board in decision-making, ethics and integrity and the sustainability committee.


ESG

COMPENSATION OF STATUTORY BODIES

GRI 102-35 | 102-36 | 102-37 | 102-39

The guidelines for the compensation of managers, as well as members of statutory committees and the Fiscal Council, are defined by the Compensation Policy, available via the QR code below.

Bylaws and policies

The amount of the annual global compensation to be paid is approved by the Shareholders' Meeting, held annually in April.

The compensation of the Officers is including a fixed monthly portion and an annual bonus (variable compensation) conditioned to the calculation of profit and the distribution of dividends to shareholders. The variable compensation of the Officers is limited to six times their monthly compensation, or to 10% of the amount distributed to shareholders as dividends, whichever is lower.

At the annual meeting held on April 29, 2021, shareholders approved by majority vote (90.82%) the global amount of compensation to be paid to members of statutory bodies in the amount of around R$8.0 million.

The amount is calculated based on the following individual monthly compensations: R$40k for the Officers; R$9k for the Board Members; R$15k for the Chairman of the Board of Directors; R$15k for the members of the Audit Committee and R$4,387.86 for the Fiscal Council members.

The values were defined based on a market survey, carried out by the Company's people management team, and approved by the shareholders in 2019, with 80.74% of votes in favor. Board members who occupy other positions in the Company's structure must opt for only one compensation.

At the Shareholders' Meeting held on November 24, 2021, the amount of the global compensation for 2021 was increased by R$5,704.22 corresponding to the compensation of a new member of the Fiscal Council and his respective alternate, with approval of 99.49% of shareholders present.

The total compensation paid in 2021, in gross amounts, considering benefits and legal charges, was R$7.8 million, including around R$1.4 million linked to the variable compensation of directors.

For more information on the compensation criteria and amounts paid to members of statutory bodies, see item 13 of the Reference Form, available via the QR code below.

Reference Form 2021

FISCAL COUNCIL

GRI 102-18

Installed since the creation of the Company, the Fiscal Council operates permanently and is currently including five effective members (two women) and their respective alternates (one woman). All Brazilians aged between 40 and 49 years (40%), 50 and 59 years (30%) and 60 to 69 years (30%).

The members of the Fiscal Council are elected annually by the Annual Shareholders' Meeting, with the participation of a representative of the minority shareholders and respective alternate being guaranteed. Candidates nominated for the Fiscal Council also have the compliance process verified by the Eligibility and Advisory Committee. Fiscal council members are allowed up to two consecutive reappointments. Currently, half of the directors are in their first term.

The Fiscal Council is responsible for supervising the actions of the members of the management and verifying the fulfillment of their legal and statutory duties. It must also analyze on a quarterly basis the financial statements prepared by the Company and give an opinion on the Management's Annual Report and management's proposals to be submitted to the Shareholders' Meeting on certain matters defined by law. In 2021, the Fiscal Council held 16 meetings, with an average attendance of 97.14%.

Further information on the responsibilities and operation of the Fiscal Council are defined in the bylaws and in its bylaws available via this QR code.

ETHICS AND INTEGRITY

GRI 103-1 | 103-2 | 103-3 | 102-16 |205-1

Sabesp believes that having an ethical behavior in its business, besides protecting its reputation, shows its commitment to society, as it creates an environment of trust and transparency and ensures that resources are properly applied in the provision of key services. for people's health and the preservation of the environment.


sabesp
CÓDIGO
DE CONDUTA
E INTEGRIDADE

The values and conduct that guide our actions and behaviors are set by the Code of Conduct and Integrity, available via the QR code.

The Code is the main organizational instrument to disseminate both expected ethical conduct and practices not tolerated by the Company, related, for example, to nepotism and conflict of interest, besides establishing rules for acts such as receiving gifts and gratuities, participating in events, donations and sponsorships.

The document also provides for the possibility of applying disciplinary measures to those who fail to comply with its guidelines, offers a guarantee of protection for whistleblowers and makes available the Trust Channel and the Whistleblower Channel, which can be easily accessed.

To consolidate, support and establish criteria defined in the Code, the Company has the Sabesp Integrity Program, a series of structured actions, which are widely publicized within the Company, among its internal and external audiences.

It is a set of anti-corruption, anti-fraud and anti-bribery measures for the prevention, detection and remediation of risks that may lead to the characterization of non-compliance with laws, regulations and organizational instruments, including harmful acts against the public administration.

Created in 2018 and supported by the Institutional Compliance Policy, also approved by the Board of Directors, the program is based on national and international laws, including laws 12,846/2013 and 13,303/2016 and the Foreign Corrupt Practices Act (FCPA).

It establishes guidelines, principles and powers & duties expressed in formal documents, processes and controls that guide our directors, officers, employees, apprentices, interns, service providers and partners, when they link to Sabesp, to develop a culture of compliance, preserving the assets, the Company's image, integrity, values and ethical conduct.

The Program is also audited annually and monitored by the Company's Statutory Audit Committee, which is including three independent board members.

Its execution is guaranteed by the Risk Management and Compliance Superintendence, the responsible area, which has impartiality in the conduct of activities, material, human and financial resources and its superintendent has direct access to the highest decision-making level of the organization, acting with independence and autonomy to ensure that the Program is effectively executed at all levels of the Company.

The Program also has the supervision of processes and the annual verification of the effectiveness of its controls by the internal audit area.


Sabesp
Integrity Program
anti-corruption
anti-fraud
anti-bribery

ANTI-BRIBERY AND ANTI-CORRUPTION GUIDELINES

Sabesp publicly manifests in its Code of Conduct and Integrity its commitment to fighting all forms of fraud, corruption, bribery and harmful acts to the public administration, and its repudiation of practices that violate the public or private, national interest or abroad, and that harm bids and contracts.

Thus, besides the formal commitment of our employees, in the hiring process, bidders are required to declare that they are conducting their business, preventing the practice of bribery, fraud and corruption. Once selected, all suppliers formally commit to our ethical principles, through contractual clauses.

Our managers and employees, suppliers, partners and third parties will not receive, pay, grant, offer, promise, request, directly or indirectly, any movable or immovable property, money, sponsorship, travel, gratuity, gift, meal, favor, benefit, or any economic or patrimonial advantage, to any person, institution or body, public or private.

Given the importance of compliance with anti-corruption guidelines by our suppliers, anti-corruption and anti-competitive practices are also part of the Program, which include the establishment of actions to mitigate risks in the supply process.


sabesp
SBS
LISTED
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Chief Executive Officer Benedito Braga speaks at an event at the New York Stock Exchange

The practices set in several company documents, including the Internal Regulations for Bidding and Contracting, the Public Notices, Contracts and many organizational instruments of Sabesp, are an integral part of the program.

The program includes guidelines that protect the Company in its relationships with the performance of diligences for contracting and supervising suppliers and business partners, which include the verification of integrity, considered in some situations as an impediment to contracting

CONFLICT OF INTEREST

GRI 102-25

Our Code of Conduct and Integrity establishes that managers and employees, when performing their internal and external functions, must not participate in situations in which any individual benefit may override the Company's interests, leading to the knowledge of their hierarchical superiors or competent bodies, situations and doubts regarding possible conflicts of interest. In this sense, it is prohibited:

- To act in processes of purchase or sale of products/services/works, in which companies that have partners or representatives with natural or civil kinship, up to the third degree, participate;
- Participate in the purchase or sale of products/services/works, as an individual or as managing partner of a legal entity;
- Conduct business for one's own benefit with suppliers concomitantly with a business between Sabesp and this supplier, being one of Sabesp's representatives with this supplier (e.g., requesting maintenance favors; negotiating the purchase and sale of vehicles; negotiating

the purchase and sale of real estate; make loans or any other business transaction for one's own benefit);

- Perform activities that, due to their nature, are incompatible with the attributions of the position they hold, or that conflict with Sabesp's business and interests, or that generate incompatibility of working hours and harm to professional performance.

Our Bylaws also prohibit the members appointed to the Board of Directors from being representatives of the regulatory body to which the Company is subject, Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent relationship with the service. public, of a special nature or of superior direction and advice in the public administration, of a statutory leader of a political party and of a mandate holder in the Legislative Power of any entity of the federation, even if licensed from the position.

In our operations, we establish routines that aim to identify and inhibit possible practices that constitute conflicts of interest, mainly in the processes of contracting, partnerships and payment of bills.

To regulate transactions with related parties, we have a policy that seeks to preserve the interests of the Company and guarantee full independence and absolute transparency in these operations (policy available via the QR code below).

Bylaws and policies

Our controls cover all the Company's transactions. In transactions with amounts equal to or greater than ten million, the existence of related parties is previously verified. If so, the Audit Committee analyzes the operation, previously expressing its conclusions to the Board of Directors.

Available at: the policy establishes rules both for transactions with individuals and for operations with legal entities (contracts with suppliers, payments of legal agreements, creation of special purpose companies, among others).

Over potential business partners and for the appointment or reappointment of Managers, Fiscal Councilors and the occupants of positions of free appointment, we carry out reputational analysis (Integrity Background Check) aimed at detecting information linked to reputation, relationship with bodies or agent's public, corporate structure and consultation of restrictive lists, including on aspects linked to corruption.

DONATIONS AND CONTRIBUTIONS

The Company allows donations or voluntary contributions in a situation of public calamity or public interest, provided they are intended for government projects or programs, or non-profit entities with philanthropic, cultural, educational, social and/or environmental purposes, in accordance with its values and ethical principles.

They can be destined to municipal, state or federal public entities or to non-profit entities, donations to individuals, political parties and their candidates are not allowed.

Any donations or use of Company resources (financial, property, vehicles, equipment, emails, network and corporate cell phone) in political campaigns for the benefit of political parties or candidates, among other conducts prohibited by

specific legislation, are prohibited. This prohibition also applies to the use of resources for campaigns or elections by corporations and associations in general.

Guidelines for donations and contributions are set out in our Code of Conduct and Integrity and in our Donations and Voluntary Contributions Policy, which is publicly available via the QR code below.

Know the Donations and Voluntary Contributions Policy

DISSEMINATION OF THE INTEGRITY CULTURE

GRI 205-2

To disseminate and promote its ethical and compliance culture, the Company develops continuous communication actions and annual training aimed at all its employees, including members of the Executive Board, Board of Directors and statutory committees. The initiative aims to train them to identify, prevent, treat and report any harmful and unethical acts, such as conflicts of interest, fraud and corruption.

The content of the training is defined according to the process, position and function of each trainee, based on the diagnosis and survey of the annual monitoring of the Sabesp Integrity Program, which identifies the themes to be worked on.

In 2021, we registered more than 15,000 participations in training on themes of fraud prevention and combat, bribery, corruption, relationship with public agents, as well as integrity guidelines, procedures and policies; business ethics; whistleblower channel and trust, besides responsibility and consequences for non-compliance with the precepts of the Code.

The Company's managers also receive annual training in matters linked to corporate governance, focused on corporate legislation, capital markets, disclosure of information, Code of Conduct and Integrity, Anti-corruption Law (Federal Law 12,846/2013), among others.

In partnership with the Brazilian Association of Sanitary Engineering – ABES, we held the 2021 Supplier Symposium, which had more than one thousand participations. On that occasion, we reiterated the importance of the Sabesp Integrity Program and the responsibility of suppliers to society for the culture of ethics in business and commercial transactions in the sanitation market.

The symposium was attended by Sabesp's main partners and national and international suppliers, responsible for major contracts, which contain the ethics and integrity clauses.

Annually, we prepare a Communication Plan defining the attribution of those

OVER 15 THOUSAND PARTICIPATIONS IN TRAININGS

responsible for each stage and the target audience of the actions. The plan establishes a periodic program of internal disclosure using the means of communication available at the Company, including specific pages on the internal social network focused on the theme of compliance, through which we disseminate information, events, videos and lectures by renowned professors and professionals in the area.

In 2021, we carried out 70 communication actions aimed at internal and external audiences, including, besides internal media, Sabesp's participation in congresses, sponsorships in compliance events, institutional support and effective participation in national groups that are prominent in ethics and compliance.

Special emphasis should be given to the scope of communications, which reach 100% of employees on themes such as the Policies for Transactions with Related Parties, Compliance, Donations and Voluntary Contributions, the Code of Conduct and integrity, the rules for using and emails and mobile telephony, and conduct on receiving gifts and gratuities.

TRUST CHANNEL AND WHISTLEBLOWER CHANNEL

GRI 102-17 | 205-3

The Confidence Channel is an internal institutional mechanism aimed at solving employees' doubts and providing guidance on proper conduct in Sabesp's day-to-day business, besides themes linked to integrity. In 2021, we received 18 queries, which were answered objectively, without value judgment, keeping the confidentiality of the employee and the areas involved.

We consider that our integrity policies and controls are robust, however, in cases of possible violation of our rules, we have created a Whistleblower Channel with the goal of detecting and monitoring misconduct (harassment, fraud and corruption).

Complaints are accepted through an external channel managed by a specialized third-party company, available to any stakeholder. The processing of complaints is carried out by the functional authority of internal audit, with guarantee of anonymity and confidentiality of the information received, factors that avoid retaliation to employees who have registered complaints.

Complaints can be registered through an electronic form, available 24 hours a day, seven days a week and by telephone, with the generation of a protocol that allows the process to be monitored by the complainant. All reports received are analyzed and periodically reported to the Ethics Committee and the Audit Committee, which are responsible for monitoring the procedures for investigating violations of the Code of Conduct and Integrity and other events recorded in the Whistleblower Channel.

In 2021, 212 occurrences were recorded in the Whistleblower Channel and 52 penalties were applied, among own and outsourced employees: 23 warnings, six suspensions and 23 layoffs. It is noteworthy that, among the penalties applied and the cases investigated, there is no evidence of the participation of the Company's employees in acts of corruption.

Besides disciplinary measures, the incidence of incidents arising, by

subject or punctually due to their relevance, are also used as inputs for the definition of corrective and preventive actions to be implemented by their Executive Boards of the Company.

ETHICS COMMITTEE

The relevance, updating, dissemination and app of Sabesp's Code of Conduct and Integrity, as well as the evaluation of the results of investigations received in the Whistleblower Channel and consultations carried out in the Trust Channel, including recommendations for preventive and corrective measures to be adopted, when applicable, are attributions of the Ethics Committee.

The Committee is endowed with independence and autonomy, with an annual agenda defined in periodic meetings, being directly linked to the Board of Directors, which annually monitors the results of the Committee. It is made up of representatives from all Boards, and its members must meet qualification and reputation requirements prior to appointment and throughout their term.

COMPLAINTS CAN BE REGISTERED BY USING AN ELECTRONIC FORM OR BY TELEPHONE, 24 HOURS A DAY, SEVEN DAYS A WEEK

EVALUATION AND PERFORMANCE OF THE INTEGRITY PROGRAM

GRI 205-1 | 205-3

The main risks of fraud and corruption are periodically evaluated and based on the identification of weaknesses, we develop actions to prevent, detect and remedy the occurrence of unwanted acts, implementing controls or improving existing ones.

In 2021, we performed 164 checks to identify related party transactions and conflict of interest prevention, and 57 reputational analyses. The effectiveness and applicability of the Program's actions are continuously monitored and monitored in search of improvement and are even audited annually.

During the reporting period, there were no confirmed incidents of corruption in the Company and there are no public legal proceedings. Neither are lawsuits linked to anticompetitive behavior or violations of antitrust and monopoly legislation.

In 2021, we were recognized for the second year in a row by the Corregedoria Geral da União, as a Pro-Ética company (2020-2021 cycle) for our commitment to implementing measures to fight fraud and corruption. In addition, the self-diagnosis carried out annually with the Ethos Institute tool gave Sabesp, in 2021, a score of more than nine, showing the maturity of the Program, which each year shows a significant evolution in the actions implemented.

DATA SECURITY AND PRIVACY

GRI 418-1

To ensure the protection of personal data processed by the Company, since 2020, besides technical measures to ensure security and privacy in the treatment of this data, governance

procedures and rules were implemented to adapt and comply with the General Data Protection Law (LGPD).

We highlight the elaboration of an Institutional Policy on Privacy of Personal Data and the Confidentiality and Confidentiality Procedure in the Processing of Personal Data, the appointment of a Data Protection Officer (DPO) and the creation of an exclusive channel to serve the data subject (lgpd@sabesp.com.br).

The adjustment project was supported by an external consultancy and with the participation of the many areas that process personal data in the Company. Lectures and debates on the theme were promoted, including presentations at Executive Board meetings.

As a result, several actions were implemented, including the preparation of the Data Inventory (Data Mapping), the adequacy of public notices and contractual instruments, the implementation of internal supervisory and risk mitigation controls, training and other educational awareness that reached all employees.

In 2021, seven requests were received linked to the exercise of rights of holders of personal data, which were all duly answered and substantiated.

During this period, we did not register complaints from third parties or regulatory bodies about possible non-compliance with the LGPD, and we did not identify the occurrence of information security incidents linked to violation of privacy, such as leaks, theft or loss of personal data processed by Company.



A transparent Governance committed to results is the basis for improving service to our millions of customers, accompanied by the expansion of the social and environmental benefits of basic sanitation in our area of operation

MANAGING RISKS, IMPACTS AND OPPORTUNITIES

By carrying out the sustainable management of water supply services and expanding access to sewage extraction and treatment, Sabesp has a strong positive impact on society and the environment, as it reduces infant mortality and hospitalizations due to communicable diseases. water It also contributes to cleaning up rivers and mitigating the emission of greenhouse gases, preserving biodiversity, increasing water availability and promoting the conscious use of water by consumers.

Our investment plan foresees the app of around R$23.8 billion until 2026 to improve and expand water and sewage systems, increase water security and meet the growing demand for our services in the state of São Paulo.

These investments generate significant economic benefits for local and regional economies, either directly, through our purchases of materials and contracting of services necessary for the projects, or indirectly, producing broader economic effects, such as the generation of jobs or the improvement of conditions. of hygiene and health that favor a better school performance of the children, besides the valorization of the tourist and real estate sectors.

According to a study entitled "Economic and Social Benefits of Expansion of Sanitation in Brazil", prepared by the NGO Trata Brasil in 2018, every R$1.00 invested in sanitation works has the potential to generate an income of R$1.22 in the economy.

Sabesp has been responsible for an average investment of 33% of all that has been invested in sanitation in Brazil since 2011, playing a leading role in the development of the segment in Brazil.

We recognize, however, that sanitation infrastructure projects, even though they are fundamental to promoting people's health and preserving the environment, can cause certain inconveniences for communities while we operate, such as road and avenue closures or supply interruptions. of water to carry out maintenance on the network.

Therefore, we seek, whenever possible, to coordinate our actions and schedules, both internally, through the grouping of services, and externally, with municipalities and other public service concessionaires to minimize such inconvenience. In addition, we undertake proactive engagements with stakeholders, such as meetings or other communications, to provide information about projects and interventions.

CORPORATE RISK MANAGEMENT

GRI 102-29 | 102-30 |102-31 | 102-33 | 102-34

Sabesp believes that understanding and managing its risks contributes to the improvement of corporate governance and strategic plan, allowing it to generate value for its customers, employees, communities and shareholders.

To ensure systematic and standardized risk management, we have adopted a Corporate Risk Management policy, adhering to the COSO – ERM (Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management) framework, to the ABNT NBR ISO 31.000:2009 and ABNT ISO GUIA 73:2009, and approved by the Board of Directors.

The Company's risk management encompasses the main corporate risks, which are classified based on their nature and probability. Based on the information collected from our customers, suppliers, specialists and partners, as well as the monitoring of our systems, we prepare a corporate risk map, through which we monitor trends and anticipate scenarios that may adversely affect the Company's operations.

The mapping of risks allows establishing investment priorities and asset maintenance to mitigate the risk of water scarcity; ensure the security of our operations and technologies; data and information; ensure compliance with laws and regulations and protect the physical integrity of employees, facilities and communities.


08 – Efluente
Final
Collection of samples for analysis of the final effluent from the ABC Sewage Treatment Plant, in the São Paulo Metropolitan Region

STRUCTURE AND GOVERNANCE OF RISK MANAGEMENT

Sabesp has an organizational structure at the executive level, administratively linked and led by the Chief Executive Officer, to coordinate risk management with the business and administrative areas.

Risk management is performed by the many governance bodies that include Board of Directors, Fiscal Council, Audit

Committee, Executive Boards, Offices (including the Presidency) and the Corporate Risk Management Committee.

The identified risks are monitored by risk indicators (KRI – Key Risk Indicators) and routinely treated by each area responsible for the business processes and monitored bimonthly in an integrated manner by the Corporate Risk Management Committee, formed by representatives of the Offices and reporting to the Executive Board.

In the eventual materialization of risks, the Company has contingency plans for critical processes and structures, such as water shortages; discontinuity of outsourced operational services and occurrences of accidents in dams.

The corporate risk map is reviewed and approved by the Board of Directors annually. The criticality of corporate risks defines the authority responsible for monitoring the KRIs, defining, executing and monitoring activities and mitigating action plans. When a worsening of the risk level is identified, it is promptly reviewed so that mitigation actions can be taken, so that the Company's activities are performed with the necessary effectiveness to comply with the business plan and the long-term strategy.

KEY CORPORATE RISKS AND OPPORTUNITIES

GRI 102-15

REGULATORY RISKS

The current regulatory uncertainty, especially regarding the New Legal Framework for Basic Sanitation, has brought about changes that could have an adverse effect on our business, financial condition or results of operations.

The New Legal Framework for Basic Sanitation provides, for example, that the provision of public sanitation services by any party other than the municipal and state public administration can no longer be formalized through program contracts, as was previously possible.

This new condition may increase uncertainty regarding the plans to expand our market share, as well as the continuity of operations in the municipalities where we currently operate, since, at the end of the term of these contracts, it will be necessary to participate in a bidding process to continue operating.

In the event of disposal of the Company's controlling interest, the new rule provides that the current program contracts may be replaced by new concession contracts, with the prior consent of the public entities that formalized the program contract.

In addition, existing contracts that do not have universalization targets that guarantee the service of 99% of the population with clean water and 90% of the population with sewage extraction and treatment by December 2033, will have until March 31, 2022 to be amended, aiming at the incorporation or adjustment of goals to comply with the provisions of the new legislation.

Also according to the New Legal Framework, the regularity of the contracts in force is conditioned to the proof of the economic and financial capacity of the service provider, with a view to enabling the universalization of services by 2033. In December 2021, we sent to the Public Services Regulatory Agency of the State of São Paulo – Arsesp, the app and documentation to prove our economic and financial capacity.

After analysis, Arsesp decided to recognize Sabesp's proven economic

and financial capacity to meet the universalization goals for public water supply and sewage services by 2033 for the municipalities in URAE 1 – Southeast.

The recognition meets both the first step, which covers the minimum economic and financial indicators set by Federal Decree 10,710/2021, and the second step, which deals with feasibility studies and the fundraising plan. However, there was a qualified opinion in a document for six municipalities that did not formalize their consent to the amendment to adjust/incorporate contractual goals into their current contracts.

Another change refers to the attribution to the National Agency of Water and Basic Sanitation (ANA) the authority to edit reference norms for the regulation of sanitation services in Brazil, including regarding the methodology for calculating indemnities due to investments made and not yet amortized or depreciated, in the event of a change of operator.

The New Legal Framework also provides that the transfer of services from one provider to another will be conditioned, in each case, to the indemnification of investments linked to reversible assets not yet amortized or depreciated.

In these cases, the service holder may assign such payment to the future provider who will take over the service. It is not possible to guarantee that future bids will consider prior resolution over this matter, prior to the bidding processes.

In addition, future rules issued by ANA, if not observed by the Infranational Regulatory Agencies, may prevent municipalities and sanitation service operators from accessing financing and sources of funds administered or operated by the Federal Government.

We cannot guarantee that any new Reference Standards to be issued by ANA will not negatively impact our operations.

BUSINESS-RELATED RISKS

Currently, we extract almost all the water needed to supply surface sources from rivers and reservoirs, with a small part being taken from underground. We currently have 229 dams for water supply.

The Company's operations may be adversely affected by several factors, including unexpected or unusual geological and/or geotechnical operating conditions, operational accidents, floods, droughts and other environmental occurrences that could result in structural damage and, eventually, rupture our reservoirs, dams and other facilities or equipment.

Our water and sewage pipes are susceptible to degradation due to factors such as age, heavy traffic, population density and commercial and industrial development, which can cause network accidents and affect the regular provision of our services, impacting our customers and the environment.

These factors increase the risk of physical water loss. Additionally, the increasing degradation of watershed areas may affect the quantity and quality of water available to meet our customers' demand.

RISK MANAGEMENT INCLUDE SEVERAL GOVERNANCE BODIES **AND THE MAIN THREATS ARE PERMANENTLY MONITORED**

The occurrence of any of these events could lead to adverse social impacts on communities located near our facilities, monetary losses and possible legal liability, other environmental damage, loss of raw materials and damage to our reputation. It is not always possible to obtain insurance against all these risks due to the high premiums associated.

In addition, insurance against risks of water contamination or other problems involving supply, and environmental liability and damage as a result of our activities, is generally not available on acceptable terms.



CLIMATE RISKS

GRI 201-2

Our business can be affected by many weather conditions. A possible increase in the severity of extreme weather conditions, su ch as torrential rains and prolonged droughts, could reduce the availability of water for supply, compromise the operating conditions of our facilities, compromise the supply of inputs such as electricity, as well as change the behavior of our consumers.

Considering that it is not possible to predict all the effects of extreme weather events on our business, we cannot estimate the resources needed to deal with the mitigation of these effects.

Climate change has driven investments aimed at increasing the capacity of water reservoirs, as well as increasing the resilience and flexibility of systems. They also led to the strengthening of technological development and innovation programs, with the main climate risk factors being incorporated into the Company's corporate risk map, to support applicable strategies.

The challenges brought about by changes in weather conditions, on the other hand, also provide the Company with the opportunity to strengthen its social and environmental actions and strategies, as well as new businesses, through investment in new technologies.

This is a strategic alternative aimed at exploiting the hydroelectric potential in water and sewage treatment plants, generating photovoltaic energy in areas of high insolation in our facilities and taking advantage of treatment by-products, such as reused water and sludge as agricultural input or even biogas as an energy resource, among other alternatives.

In addition, this new scenario favors the expansion of water conservation practices and the search for alternatives to manage demand, such as the offer of incentive mechanisms to reduce consumption and environmental education programs, as well as the development of programs for forest restoration.



CYBER RISKS

A practice from some of our processes is the extraction, storage, processing and transmission of personal or confidential data from customers, suppliers and employees, and we use the main information technology systems to control the operational processes of water, sewage and commercial activities, administrative and financial.

We adopt the available technical solutions aimed at the security and privacy of data and information. In the case of personal data in particular, we have implemented a framework to protect and monitor the use of this type of data and we have a formal personal data privacy policy available via the QR code below.

Personal data privacy policy

Despite our best efforts, we cannot guarantee that the operating technology and information technology systems we adopt are sufficient to protect us against cyber-attacks or breaches of security and privacy.

It is necessary to consider that any failure by us to comply with the General Data Protection Law (LGPD) or any other privacy laws or regulations enacted or approved in Brazil also entails the risk of individual or collective legal actions, claim for damages by damages from breaches, especially in cases of security incidents that result in access to personal data.

FINANCIAL RISKS

The Brazilian government's actions to control inflation and other policies and regulations often involve, among other measures, changes in interest rates, tax policies, price and tariff controls, currency devaluation or appreciation, capital controls and limits on imports.

Our business, financial condition and results of operations, as well as the market price of our shares, may be adversely affected by changes in public policies at the federal, state and municipal levels regarding public tariffs and exchange controls, among other factors. In addition, the decrease in the purchasing power of families can lead to an increase in default on consumer accounts.

The tariff structure still in force is outdated and does not reflect the recent socioeconomic changes that the State of São Paulo has experienced in recent decades. There is already a new structure approved by ARSESP and its implementation in the 2021 – 2024 cycle may generate uncertainty in the market, as well as unpredictability about our future revenues.

Although the Company has stable revenue generation, the sanitation segment is capital intensive, so any failure to obtain new financing could adversely affect our ability to maintain our investment program.

The complete description of the corporate risks can be found in item 4 of the Reference Form available via the QR code below on the left (CVM filings), and in item 3.D – Factors of Risk on Form 20-F, filed with the US Securities and Exchange Commission, available at the QR code below on the right.

CVM filings

SEC filings

INTERNAL CONTROLS

Internal controls include procedures, among others, for the adequacy of accounting records, the preparation of financial statements under official rules and the proper authorization of transactions linked to the acquisition, use and disposition of the Company's assets.

For 17 years, we have promoted a structured and systematic evaluation of internal controls, which is currently guided by the internal controls framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), in compliance with section 404 of the Sarbanes-Oxley Law (SOX) and the Federal Law 13,303/2016.

Annually, we review the process of evaluating internal controls, considering new risks associated with the preparation and disclosure of financial statements, besides possible significant changes in processes, computerized systems and technological environment.

Internal control tests are performed by the internal audit area, which reports hierarchically to the Chief Executive Officer and functionally to the Audit Committee. In 2020, the assessment of the effectiveness of the internal control environment did not identify any deficiencies considered material.

Besides evaluating internal controls, the Audit Superintendence carries out audit projects based on the Annual Audit Plan, which considers the main corporate and process risks. Prior to execution, the Annual Audit Plan is approved by the Audit Committee and the Company's Chief Executive Officer's Office.

EXTERNAL AUDITORS

The audit of our financial statements and the review of quarterly information and financing projects are performed by external auditors, ensuring the reliability of the data presented. Sabesp respects the principles that preserve the independence of these professionals, namely: i) not to audit their own work; ii) not exercising managerial functions; and iii) not advocating for your client.

The Audit Committee, in line with our Bylaws, is responsible for evaluating the guidelines that guide the hiring and provision of services of external auditors. The Committee is also responsible for recommending to the Board of Directors the hiring and dismissal of the external audit, besides the duty to express itself before contracting other services provided by it, or by companies linked to it, that do not characterize activities within its scope.

In 2020, we changed our independent auditors. KPMG Auditores Independentes, which had been acting as an independent auditor since 2016, was replaced by Grant Thornton Auditores Independentes with the start of activities in the review of the quarterly information as of September 30, 2020.

In 2021, the total amount paid for the services of auditing financial statements, reviewing quarterly information and financing projects, among others, was around R$1.6 million, of which R$272k were paid to KPMG and R$1.3 million to Grant Thornton.

Grant Thornton Auditores Independentes did not provide services unlinked to external auditing during the period of its activity at the Company, and neither it nor any party linked to it audited Sabesp's investees in 2021.



TAKING CARE OF PEOPLE

- OUR WORKFORCE
- EMPLOYEE HEALTH AND SAFETY
- DIVERSITY, EQUALITY AND NON-DISCRIMINATION
- TRAINING AND DEVELOPMENT
- RELATIONSHIP WITH SUPPLIERS

Team inspects sewage collection expansion work in West São Paulo city

OUR WORKFORCE

5 GENDER EQUALITY

Employees are the main protagonists of an organization's achievements. They are the ones most responsible for building paths guided by the business purpose, making it possible to achieve the proposed goals and goals for the benefit of society and other stakeholders. In this sense, efficient and humanized management of the workforce is key for business performance and recognition of the important role of employees in the trajectory of a corporation. They also directly impact (SDG 5) targets by seeking ways to eliminate all forms of gender discrimination and violence in the workplace. And they foster personal and professional development, seeking to expand opportunities through employability and training, guaranteeing labor rights and building a safe and secure work environment.

GRI 103-1 | 103-2 | 103-3

The strategic pillars of valuing and qualifying our employees are based on fostering an environment that encourages innovation and personal and professional development, providing continuous access to operational, technological and managerial knowledge applicable to the business. It is a critical action to achieve our vision of being a world reference in the provision of sanitation services.



Sabesp's employee participates in demonstration at a technology event at the Company's headquarter

To this end, we adopted the People Management by Competence model, which is continuously revised from the perspective of innovation and flexibility, focused on continuous improvement, high performance and workforce engagement. Thus, we seek to enhance organizational values to face future challenges and promote engagement in the face of business goals and results for the benefit of solid results, people and the environment.

Sabesp's People Management approach is directly linked to the Strategic Goal of "Promoting Professional and Personal Development" of our employees. Our management approach is also guided by our ethical values of respect for society and the customer,

respect for the environment, respect for people, integrity, competence and citizenship; and guided by the strategic guideline of valuing people.

We seek to serve all stakeholders with excellence through commitments set in People Management. We are committed to providing a qualified and engaged workforce and a work environment conducive to achieving results so that the expectations of shareholders and investors of sustainable growth (ESG), efficient corporate governance and prospecting of markets and new businesses are met.

We also set a commitment to develop and improve the professional competence of our employees, keeping an adequate staff to meet the demands and expectations of our customers.

And to meet the expectations of our workforce for a safe environment, trust in relationships, job stability, decent pay, professional recognition, career advancement opportunities, professional development, quality of life, good benefits and integrity in the work environment, we are committed to carrying out all People Management processes (GPTW® reference) with excellence, besides valuing all the people in our workforce.

GRI 102-8

DUE TO OUR EXCELLENCE IN PEOPLE MANAGEMENT PROCESSES, IN 2021 SABESP WAS CERTIFIED AS A **"GOOD COMPANY TO WORK FOR" BY GPTW**

12.515
employees

81% men

19% women

100% In the state of São Paulo

91% part-time contracts

9% full-time contracts

Region	Total Employees	Type of contract
São Paulo Metropolitan Region	7,121	Permanent
Countryside and Coastal area	5,394	Permanent

Note 1 – The Company used the structuring into 15 business units as a definition for significant locations of operation.



Works to regularize the water supply system in the Jardim Savoyzinho neighborhood, East São Paulo city

ORGANIZATIONAL CULTURE

All organizational levels are involved in the Company's Organizational Culture process, which has been in place since 2018. Its goals are to implement actions that support cultural transformation, reducing support characteristics and rules, and strengthening the characteristics of innovation and focus on results.

The initiative is conducted through surveys, focus groups, engagement and identification of opportunities for

Number of employees by functional level	2019			2020			2021		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Managers	491	156	647	465	163	628	486	170	656
University	1,622	827	2,449	1,428	713	2,141	1,387	707	2,094
Technicians	4,040	1,590	5,630	3,702	1,422	5,124	3,912	1,391	5,303
Operating	5,029	190	5,219	4,730	183	4,913	4,296	166	4,462
Total	11,182	2,763	13,945	10,325	2,481	12,806	10,081	2,434	12,515

Number of employees by job type	2019			2020			2021		
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Part time	1,283	280	1,563	1,209	247	1,456	1,021	119	1,140
Full time	9,899	2,483	12,382	9,116	2,234	11,350	9,060	2,315	11,375
Total	11,182	2,763	13,945	10,325	2,481	12,806	10,081	2,434	12,515

change, as well as change initiatives, some institutional and others local.

In 2021, besides biweekly webinars aimed at supporting cultural transformation focusing on structuring themes and emerging knowledge for the Company, meetings were held with all areas of the company. The initiative aims to train teams in the development and implementation of the ideas built in the workshops held in 2020 through training in agile methodologies and mentoring.

ORGANIZATIONAL CLIMATE

The organizational climate is managed with the goal of diagnosing the level of employee satisfaction, identifying the best internal and external practices, to implement actions that improve the work environment, employee satisfaction and motivation.

From data collected in a Climate Survey, including a list of closed and open questions, we seek to identify the favorability of the work environment.

One of the most important themes is linked to the amount of feedback received by employees from their superiors. The results have shown that in environments where employees receive more positive feedback, the assessment of the organizational climate, consequently, is also more favorable. In this sense, we encourage an increase in the practice to create a culture





Collection of water samples from affluent of the Pinheiros River for quality assessment and monitoring of depollution actions' performance and effectiveness

of feedback between the different organizational levels of the Company, improving the forms of relationship.

In 2021, we applied the Organizational Climate Survey with access to all Sabesp employees and obtained a Favorability Index of 72%, which led the Company to conquer for the first time the seal of Good Company to Work for, a certification granted by the same consultancy GPTW – Great Place to Work.

PROMOTION OF EMPLOYEE HEALTH AND WELL-BEING

GRI 403-6

We have developed programs that allow us to trace the health profile of all employees, apprentices and interns, subsidizing the health and quality of life actions carried out in our business. Occupational assessment is standardized for all Sabesp, and occupational examinations are carried out under the risks to which employees are exposed. We have a computerized system that controls the process, ensuring equal treatment for all employees.

The computerized system has a division of roles that define the access to the registered contents, guaranteeing the absolute secrecy of the information linked to the employees' health, which is of exclusive access to occupational physicians.

To prevent infectious diseases, every year we carry out a major mobilization to immunize our workforce. For 10 years, we have carried out the flu vaccination within the company. In 2021, as part of the Immunization Program, influenza vaccines (tetravalent) were administered to employees, apprentices and interns, recorded in a computerized app, which allows control of the vaccinated population.

Also in 2021, we promoted vaccination against pneumonia for employees aged 50 and over. The typhoid fever vaccine was applied to employees potentially exposed to sewage, including new employees and reinforcement of those already vaccinated.

Immunization Campaign	Target Audience	Fiscal Year	Quantity	%
Vaccinated – Flu	All employees	2021	10,858	80%
Vaccinated – Typhoid	Employees exposed to sewage	2019-2021	3,385	99%
Vaccinated – Pneumococcal	Employees aged 50 and over	2020-2021	6,232	89%

ADDRESSING COVID-19

To prevent and fight the transmission of Covid-19 in our workforce, we carry out key and emergency measures in our business. Following the guidelines of the World Health Organization (WHO), the Ministry of Health and the Government of the State of São Paulo, we isolate employees at times of greater circulation of the virus, using home office.

The exceptions were employees who hold positions that fall into the category of services key to the maintenance of public health. For this category, interspersed work schedules were organized, seeking to reduce contact between employees.

QUALITY-OF-LIFE PROGRAM (QLP)

The Quality-of-Life Program (QLP) seeks to promote the physical, mental and social well-being of employees through many initiatives, such as information campaigns, lectures and preventive actions.

The QLP has a preventive character, supporting and encouraging personal habits and lifestyles that promote health and well-being through the practice of physical, mental and social activities, directly impacting the organizational environment and the health of employees.

During the Covid-19 pandemic, which started in 2020, the program played a critical role in keeping the emotional health of the teams, through the Emotional Health Program, which with its actions, helped to understand the moment we are experiencing and to deal with peculiar conditions, such as social withdrawal and the loss of loved ones.

With the aim of improving the quality of life of the organization's employees, webinars were held, videos were released, welcome meetings, conversation circles and mourning work, besides intense communication, distribution of individual protection kits, vaccines and forwarding of suspected contamination for testing.

Additionally, an Individual Emotional Support work was made available via teleservice and fortnightly surveys on emotional health were made available.

As tangible results, we highlight the improvement in the stress levels and emotional state of the workforce, determined through the Pulse Survey, besides the higher favorability index in the Climate Survey.

In this sense, we also highlight the positive manifestations of the employees during the participation, sharing experiences and life stories, which helped to deal with the moment, and of the leadership, who pointed out in testimonies the apparent benefits proved in their teams.

THE QUALIT-OF-LIFE PROGRAM WAS ESSENTIAL IN OFFERING AN INCREASE IN EMOTIONAL BALANCE TO EMPLOYEES DURING THE PANDEMIC

COMPENSATION AND BENEFITS

GRI 401-2

Our salary policy is linked to the Positions and Salaries Plan which, in line with the Competence-Based Management model, provides for the attraction, retention and development of qualified and committed professionals, offering career prospects and compensation compatible with the market. The policy seeks to maintain internal and external balance, based on salary surveys carried out annually by specialized external consultants.

Benefits granted by Sabesp	
Meal vouchers and food vouchers	In the flexible benefit format, we provide, through electronic cards, a monthly credit totaling R$1,390.53, which corresponds to R$970.32 of Meal Vouchers and R$420.21 of Food Vouchers, distributed according to percentages employee's option.
Light meal in Extraordinary Hours	Value of R$40.43 to those who extend the workday for at least two hours
Christmas basket	Additional credit of R$420.21 to all employees on the Basic Basket card, in compliance with Collective Agreement 2021/2022
Job guarantee	Job guarantee to 98% of the workforce on April 31, 2021 (except: dismissal for just cause, at the initiative of the employee, consensual, retirement, death, termination of contract and voluntary/incentive dismissal program)
Sickness Allowance Complementation	Payment of the difference between the amount of the salary and the amount of the benefit paid by the INSS, to the person on leave due to illness or accident at work, for a period of up to 6 months
Vacation Bonus	Fixed amount of R$2,126.92 + 60% of the difference between the fixed amount and the salary + Additional for Length of Service
Health Care (Vivest)	Vivest Digna Sabesp Health Plan (I, II and III) – maximum contribution of employees of 3.97% on basic compensation with transfer from Sabesp. The benefit is extended to dependents without adding value.
Private Pension (Vivest)	SABESP CD Plan – In force since January 2, 2020, open to new employees and those who do not have Sabesprev's pension plans. Salaries up to R$5,753.60 have a contribution of 0.5% or 1%. Above this amount, an additional charge of up to 8% is paid on the difference.
Private Pension Plan (Sabesprev Foundation)	Sabesprev Mais Plan (CD) – New subscriptions are prohibited from December 1, 2020. Salaries up to R$6,040.80 have a contribution of 0.5% or 1%. Above this amount, an additional charge of up to 8% is paid on the difference. Basic Benefit Plan (BD) – Subscriptions suspended and linked to compensation. Formula: Compensation up to R$6,040.80 x 2.9648% and above R$6,040.80 x 25.1910%.

Legal benefits	
Additional Night	Additional 20% of the value of the nighttime, according to the legislation in force
Weekly paid rest	Compensation for overtime paid on holidays and Weekly Rest Remunerated at 100% of the value of normal hours, in the impossibility of granting compensatory time off in the following week
Overtime	Paid with an increase of 100% to the regular hourly rate
Hazard pay	Paid to employees exposed to chemical, physical and biological agents (household sewage, noise, humidity, chlorine and others), according to legislation. Additional 20 and 40% of the minimum wage
Additional for Danger	Paid to employees exposed to hazardous agents (flammable fuel, explosives, ionizing radiation and electrical energy), under legislation. Additional 30% of the employee's base salary
Daycare Allowance and Special Daycare Allowance	Reimbursement of expenses with day care for employees with children in the age group: up to 01 year = R$1,793.71; up to 06 incomplete years = R$597.90 and for employees with disabled children = R$1,644.23
Uniform cleaning	Monthly supply of products for washing and disinfecting uniforms, to employees who work in activities with risks of contamination by a biological agent (sewage)
Remote duty	Additional paid at the rate of 1/3 of the normal hourly wage for employees who remain on call
Transportation Vouchers	Provided to employees opting for the system, and the company subsidizes expenses that exceed 6% of the employee's base salary, according to legislation

Other Benefits	
Social service	PARE – Assistance to chemically dependent employees: Alcohol, Tobacco and Other Drugs, with subsidized treatments in specialized clinics (hospitalization, outpatient care with Social Service)
Group life insurance	Through the Sabesp Association, it offers a Group Life Insurance plan that guarantees compensation in the event of death or disability totaling 20.9 employee base salaries (without Sabesp subsidy)
Supermarket/Pharmacy Card	Agreements with supermarkets and pharmacies, with total discount of the amount used in payroll in the following month (without Sabesp subsidy)
Engineer Salary Floor	According to collective agreement (8.5 minimum wages applied on the base date – May) R$9,350.00 (May/2021)

HEALTH, DENTAL AND PRIVATE PENSION PLAN

After a year of 2020 in which the entire health system (public and private) was in evidence due to the fight against the pandemic, the year 2021 will be marked as one of the most challenging in recent times, since the consequences of the pandemic continued in strong rhythm.

We witnessed the arrival of new, more aggressive variants of the virus in the first quarter of the year, a period of significant increase in high-cost hospital admissions, especially in the ICU regime.

In this second wave, younger age groups were also affected, causing overcrowding in some hospitals even in the capital, where there is a wide range of health services. There was also a significant increase in outpatient exams for the detection of the new coronavirus.

Even in this scenario, Sabesp, after technical and actuarial evaluations, implemented temporary improvements in health plans as of May 1, 2021, such as a reduction in the percentage of co-participation in outpatient consultations, exams and therapies and the exemption of co-payment in some preventive exams for cancer cases (breast and prostate).

Also this year, a new List of Procedures for mandatory coverage of the National Supplementary Health Agency came into effect, which brought 69 new coverages, 50 of which linked to medicines and 19 linked to procedures such as exams, therapies and surgeries. Finally, with the start of vaccination across the country, it was possible to observe a significant reduction in the frequency and complexity of hospital admissions for COVID in the last quarter of the year.

The numbers of cases of the disease have dropped, however, the monitoring of health indicators remains continuous within the Company. The drop in COVID cases led to the resumption of elective care for other pathologies in a volume close to that of the pre-pandemic.

Sabesp makes every effort to ensure that medical care has as a standard a health care model that prioritizes not only health outcomes, but also the correct outcomes of patient treatments, with quality always being the main objective. Regarding the dental plan, the benefit continued in 2020 being offered by Sintaema.

In the pension plan area, Sabesp continued to monitor and ensure the financial health of the plans offered to its employees, both those managed by Fundação Sabesp de Seguridade Social – Sabesprev (Básico, Mais and Reforço), and those maintained with Vivest (CD Sabesp).

Throughout 2021, we carried out actions to improve Sabesprev's governance and compliance. For the plan maintained at Vivest, we carried out a campaign for new adhesions to the Sabesp CD, covering all employees who had not previously joined the Sabesprev plans, to encourage savings and the formation of a supplementary pension reserve for retirement.


sabesp

PARENTAL LEAVE

GRI 401-3

All our employees are entitled to maternity/paternity leave.


Maternity/paternity leave
100%
Women
100%
Men
Number of employees who took maternity/paternity leave in 2021, by gender
Women 52%
Men 48%
Employees who took parental leave and returned to work
100%
100%
Employees who returned to work after parental leave ended and were still employed 12 months after returning to work
Number of employees who took maternity/paternity leave

PROFIT SHARING

Every year, we adopt the Profit-Sharing Program (PPR) to stimulate the efforts of employees and align them with organizational goals.

The Program follows the general guidelines set by Federal Law 10,101/2000 and by State Decree 59,598/2013, being negotiated annually with the Unions.

It considers not only the general goals of the entire company, but also sectorial indicators, which measure the performance of the Business Units. The results are presented quarterly to the Executive Board, Board of Directors and Unions.

In 2021, employees received the amount referring to the achievement of the goals for 2020, which was 99.8%. The table below shows the history of the PPR in recent years.

Professional Category	2019	2020	2021
Operating	R$3,966.00	R$4,094.00	R$4,254.12
Technicians	R$5,274.00	R$5,398.00	R$5,703.55
University	R$9,105.00	R$9,157.00	R$9,640.98
Managers	R$17,056.00	R$16,450.00	R$17,693.47
Sabesp average	R$5,991.00	R$6,130.00	R$6,519.46

The year refers to the period of effective payment of targets achieved in the previous year.

The final calculation of the PPR 2021 results will begin in March 2022, and for the economic-financial indicator, the corporate law will be obeyed, and the information will only be aggregated after its disclosure to the market with the publication of the Balance Sheet.

INNOVATION IN WORK RELATIONSHIPS

Telework regime: in 2020, Sabesp implemented a pilot of the telework regime in which around 380 employees participated, with activities carried out predominantly outside the Company's premises, using IT and communication that do not constitute external work. To this end, rules, areas and staff were defined, besides the creation of a system for the approval of indications, monitoring and management of employees working remotely.

In July 2021, after validating the results of the pilot, the Executive Board approved the adoption of the telework regime (total or hybrid) for other employees without a managerial role and under rules set in a specific business procedure, concomitantly with guidelines to improve organization of work, increase productivity and optimize costs (resizing of physical spaces, digitization, review of service contracts, etc.).

Around 1,200 employees joined the scheme (December 2021), of which 45% are full-time, and the others with at least three days of telework a week. All employees received training on safety and health and behaviors to perform telework activities.

Hiring a temporary work company: aSabesp has hired a temporary work company to meet the need for complementary demand for services, mainly of a periodic or seasonal nature in regions where there is a significant increase in the floating population during the summer and vacation season. In 2021, through the hiring of a company specialized in temporary labor, around 220 temporary employees were made available who provided an average of four months of work.

ALL EMPLOYEES RECEIVED GUIDELINES **ON HEALTH, EMOTIONAL BALANCE AND PERSONAL ORGANIZATION FOR THE PERFORMANCE OF ACTIVITIES WHILE ON REMOTE WORK.**

EMPLOYEE HEALTH AND SAFETY

GRI 403-1 | 403-2 | 403-3 | 403-4 403-5 | 403-7 | 403-9

To take care of the health and safety of our employees, we have a structured Occupational Health and Safety Management System.

The System is defined in the Business Procedure for Occupational Health and Safety (PE-RH0001) and follows the standards set in the Regulatory Norms of the Ministry of Labour, with elements based on the ISO 45001 Standard – Occupational Health and Safety Management System.

In this document, all managerial responsibilities are defined, including that the Presidency, Boards, Business Units, Superintendencies and Management, at all levels, are directly and legally responsible for the safety and health of employees, apprentices, interns and service providers and for the app and commitment to occupational health and safety guidelines.

To maintain strict control of information linked to Occupational Health and Safety, we have the SAP System, where all data linked to the theme are recorded and compiled, facilitating access and visualization, enabling the generation of reports necessary for safety management and health at work in the Company.

The Business Procedure for Occupational Health and Safety (PE-RH0003) establishes that contracted companies follow the same rules and procedures as Sabesp. These work safety requirements are required in the bidding process and through contractual clauses.

Our Occupational Health and Safety Management System has:

- Risk identification and analysis
- Operational control
- Training and awareness
- Emergency preparedness and response
- Communication, participation and consultation with employees
- Records of non-conformities and investigation of near misses and work accidents
- Evironmental assessment and biological monitoring

HAZARD IDENTIFICATION AND RISK ANALYSIS

As defined in the Business Procedure for Occupational Health and Safety (PE-RH0001), we use the Preliminary Risk Analysis (APR) methodology to identify hazards, assess risks and adopt control measures in all activities. The methodology includes recognizing the existence of a hazard, defining its characteristics, estimating the magnitude of the risk and deciding whether it is acceptable or not.

Managers, with advice from SESMT, and service providers identify the hazards of the activities, assess the risks and determine the control measures. In addition, they fill out the Preliminary Risk Analysis Business Form – APR (FE-RH0001) and disclose it to all those involved in the activities.

When a non-routine activity, a specific FE-RH0001 is prepared, before the execution of the APR. Whenever there is a change in the work environment, in the activity, or in the occupational health and safety management system, managers and service providers review and update the Form, before introducing such changes.

We also have the Environmental Risk Prevention Program (PPRA), which identifies environmental risks by Homogeneous

Exposure Groups (GHE), defining control measures and corrective actions, as set by law. In line with the PPRA, the Occupational Health Medical Control Program (PCMSO) provides the control and prevention of identified occupational risks. Both are reviewed annually and cover Sabesp's 537 establishments.

PCMSO also contributes to the early mapping and diagnosis of occupational diseases, besides promoting follow-up through occupational examinations according to the risks that employees are exposed to, subsidizing health and quality of life programs.

At Sabesp, the main risks, potentially generating health problems linked to the Company's activities, include noise, chemical products, contact with sewage and ergonomics.

Main risks

- Noise
- Contact with sewage
- Ergonomics
- Chemicals

We carry out activities that pose a risk of high-consequence injury, such as those performed in confined spaces, working at heights, trenching, electrical services and on-board activities.

Through the APR and the Environmental Risk Prevention Program (PPRA), we continuously identify, recognize and assess these risks, adopting the necessary control measures.

In these cases, specific entry permission forms with risk assessment are applied. Business forms FE-RH0002 (Electric Hazard Survey), FE-RH0005 (Ditch Digging), FE-RH0006 (Entry and Work Permit – PET – Confined Space), FERH0055 (Work at Height Permit) are issued simultaneously to the work order in SAP.

To ensure control to reduce occupational health risks, we consider a four-level hierarchy of control, described below.

In cases of emergency, we have action plans in all facilities, which are controlled, updated and available in a computerized system, and include impacts on neighboring communities. In addition, we have 2,900 firefighters trained, prepared and ready to work in situations of this nature.

CONTROL HIERARCHY


Elimination or replacement of the generating source
Engineering controls
Signaling, alerts and administrative controls
PPE
Modification of method and process Collective Protection Equipment – EPC
• Reduction in the number of exposed employees
• Reduction of exporuse time
• Medical exams
• Training

ENGAGEMENT AND TRAINING ON OCCUPATIONAL HEALTH AND SAFETY

We have a series of initiatives to promote the dissemination of information linked to Occupational Health and Safety among the Company's employees. Through the available means of communication, we theme periodic reports on the professional risks that can originate in the workplace and the control measures adopted.

Through the Corporate Organization System (SOE), we make Sabesp's Occupational Health and Safety procedures available to all employees. In this system, besides consulting the procedures, the employee can include comments and suggestions for improvement. Besides this channel, employees, apprentices and interns can also send comments or questions on the matter through the Canal Aberto RH service.

The Internal Accident Prevention Commissions (CIPAs) disclose important information on occupational safety and health, besides carrying out periodic campaigns disseminating knowledge throughout the Company. There are currently 130 CIPAs at Sabesp, made up of employee and employer representatives, who act as the main point for workers to consult and participate, enabling employees to engage in the theme.

> The Internal Accident Prevention Week
> **had 100% virtual events, with 12,500 hits,**

Also, regarding the dissemination of information, we use a tool called the Prevention Minute, used by CIPAs, managers, supervisors and Specialized Services in Safety Engineering and Occupational Medicine (SESMT), to present and discuss with employees, at the place of work, safety and health themes linked to its activities.

Besides internal communications on the subject, through the Corporate Procedure on Occupational Health and Safety (PE-RH0001) we ensure specific training and awareness of occupational health and safety for employees, apprentices and interns. Due to the coronavirus pandemic, all mandatory training was carried out by Remote Education, guaranteeing the safe conclusion of the mandatory practical content, under the Sabesp Health Protocol.

In 2021, the Internal Accident Prevention Week (SIPAT) had 100% virtual events, with 12,500 hits, during the six days of the event, and more than 100 lectures.

Service providers follow the same occupational safety and health training guidelines adopted by the Company, according to the Business Procedure for Occupational Safety and Health in Contracted Works and Services (PE-RH0003).

PE-RH0001 and PE-RH0003 define mandatory training requirements, according to training needs by Homogeneous Exposure Group (HEG). These documents describe the type of training and its information, such as: legal basis, prerequisites, need for recycling, program content, instructor profile and target audience.

PROCEDURES FOR REPORTING NON-COMPLIANCE

In cases where employees are faced with non-compliance conditions over health and safety at work, they are encouraged to inform their superiors, to CIPA and to the SESMT that serves their unit, or they can register them. them in the DocAction System. The occurrences recorded in the DocAction System are categorized, their causes are evaluated, and an action plan is set with corrective and preventive measures by the responsible manager, with the assistance of SESMT.

When the employee, apprentice or intern is faced with work situations in which he believes that may cause him injuries or health problems, the Business Procedure for Occupational Safety and Health (PE-RH0001) establishes that he must, without risk of suffering reprisals of any kind:

- Report non-compliance conditions in the work environment to your superiors, to CIPA and to the SESMT that serves your unit;
- Only perform services for which you are qualified, qualified, qualified and authorized;
- Refuse to perform a service that exposes you to a situation of serious and imminent risk.

INVESTIGATION OF WORK ACCIDENTS

At Sabesp, all near misses and accidents at work are analyzed and investigated, under the Business Procedure for Occupational Health and Safety (PE-RH0001). CIPA analyzes near misses and accidents at work in regular meetings. Work accidents considered serious or fatal, involving employees, apprentices and service providers, are analyzed in an extraordinary meeting.

The investigation team, including SESMT, CIPA and the manager of the injured person or the area involved, analyzes and investigates near misses and work accidents that occurred in its operating area, considering at least:

- History and characteristics of the occurrence in detail;
- Analysis of the causes;
- Classification of work accident and
- Preventive and corrective control measures to avoid similar occurrences.

When necessary, it requests the collaboration of other specialists and professionals from other areas to support the conclusion of the investigation. Occurrences are disclosed to other units through the Prevention Minute and CIPA meetings.

AN ACTION PLAN WITH CORRECTIVE AND PREVENTIVE MEASURES IS ADOPTED FOR CASES OF NON-COMPLIANCE IN THE WORK ROUTINE

OCCUPATIONAL HEALTH AND SAFETY INDICATORS

Main Indicators	2017	2018	2019	2020	2021
Number of Work Accidents	180	126	126	94	114
Occupational Accident Frequency Rate	6.3	4.4	4.4	3.6	4.7
Severity rate of accidents at work	134	673	303	369	141
Occupational Disease	9	7	1	8	12
Absenteeism	1.6%	2.2%	3.3%	2.5%	2.6%
% of employees vaccinated against flu (1)	85%	77%	82%	75%	80%
% of employees with occupational medical examinations performed	89%	92%	99%	58%	76%
Average Accident Prevention Factor	0.83	0.91	0.87	0.83	0.79
Deaths	0	2	1	1	0

(1) Suspension of exams by MP 927/20 from March 22 to July 19, 2020 and by MP 1046/21 from April 27 to August 25, 2021

	2019			2020			2021		
	M	W	Total	M	W	Total	M	W	Total
Sabesp									
Frequency Rate	5.07	1.75	4.41	4.94	0.51	3.61	6.21	1.09	4.67
Severity Rate	378	9.44	303	526	2	369	182	45	141
Occupational Disease	1	0	1	8	0	8	12	0	12
Deaths	1	0	1	1	0	1	0	0	0
Region 1 (SPMR, Vale do Paraíba and Baixada Santista)									
Frequency Rate	4.73	1.94	4.17	4.79	0.37	3.46	5.08	0.96	3.85
Severity Rate	111	11	91	677	2	474	133	9	96
Occupational Disease	1	0	1	5	0	5	7	0	7
Deaths	0	0	0	1	0	1	0	0	0
Region 2 (Regional Systems except Vale do Paraíba and Baixada Santista)									
Frequency Rate	5.95	1.25	5.01	5.31	0.85	3.97	9.02	1.44	6.75
Severity Rate	1,062	6	851	176	3	124	304	135	253
Occupational Disease	0	0	0	3	0	3	5	0	5
Deaths	1	0	1	0	0	0	0	0	0

Definições:

M: Men

W: Women

Frequency Rate: Number of occupational accidents with injury and time off per million man-hours worked/year.

Severity Rate: Lost days plus days deducted from work accidents per million man-hours worked per year.

Occupational Disease: Number of employees on leave due to illness caused or triggered by the exercise of work.

DIVERSITY, EQUALITY AND NON-DISCRIMINATION

GRI 405-1 | 405-2 | 406-1

Our hires are subject to public tenders and changes in the profile of employees are subject to its rules and procedures. Even so, we seek to work on the theme of diversity among our employees, through the inclusion of guidelines regarding respect for differences and non-discrimination in the Code of Conduct and Integrity, as well as through initiatives to engage and promote the theme.

We work so that our employees have equal opportunities for professional training, with equity, to qualify their work and contribute to their professional advancement process, through a process based on merit, performance, competence and respect, seeking to contemplate the diversity in a fair and balanced way.

We also work to ensure practices that respect diversity and strengthen motivation, satisfaction and commitment, welcoming and opening space for difference as a way of expanding internal visions and capacity for innovation.

In this sense, we promote the discussion on diversity in our internal communication vehicles and in training initiatives, raising awareness of both leadership and other organizational levels.

We have the Diversity Management project, which seeks to study the challenges of this theme in society and learn about good practices from other organizations. This project has enabled Sabesp to identify opportunities to improve the discussion of the theme between the different organizational levels of the Company.

Professional Category	Ratio between the base salary and the compensation of women and men by employee
	2021
Executives	101.2%
University	92.2%
Technicians	99.3%
Operating	79.8%

To spread knowledge among employees on the themes of diversity and non-discrimination, we have made available at our Business University the Conduct and Integrity Learning Trail, consisting of a continuous training plan that offers learning tools on the themes of integrity, ethics, sexual and moral harassment, diversity, corruption, fraud, conflict of interest, among others.

We also have Organizational Culture Webinars – ESG Special Series focusing on the Diversity and Inclusion theme, in which concepts, terms, success cases, practical app and life experience are presented.

One of the highlights in 2021 was the launch of the Diversity and Inclusion Journey, which includes ten stages in its first cycle and continues until the end of 2022. The stages encompass awareness-raising, training, census, maturity diagnosis and practices initiatives with the aim of creating a Diversity and Inclusion Policy and indicators at Sabesp.

We started the Journey with lectures on conceptual alignment for the Company. The first Workshop was held with Eduardo Marcondes, Director of Corporate Education at Great Place to Work Brazil, with the theme Diversity and Inclusion in the Workplace.

We also received Scarlett Rodrigues, Coordinator of Human Rights Projects at the Ethos Institute, addressing the advantages diversity and inclusion do for business. And Luiza Lopes, Business Partner in Human Resources at Novartis, brought the Swiss pharmaceutical group's experience in diversity policy and affirmative action.

Márcia Rocha, the first trans lawyer to obtain the right to be recognized by her social name in the Brazilian Bar Association (OAB), came to talk about trans entrepreneurship with the foundation of the TransEmpregos project. At the end of the series of lectures, Jandaraci Araújo, Sustainability Officer at Santander, shared her personal and professional experience marked by the defense of themes linked to the banner of diversity and inclusion.

In parallel with the Diversity and Inclusion Journey, we are carrying out the Organization's Maturity and Diversity and Inclusion Management Practices diagnoses. In progress, the initiatives will be followed by the Diversity Census and the constitution of Affinity Groups, whose goal is to establish a policy of diversity and equity for the Company.

FIGHTING HARASSMENT AND DISCRIMINATION

Sabesp refrains from prejudice based on origin, race, sex, color, sexual orientation, age, religious belief or any other forms of discrimination.

In the event of non-compliance with Our Code of Conduct and Integrity, we provide the Whistleblower Channel, which is available to all our employees. The reporting mechanism is autonomous and confidential and is prepared to receive reports linked to any conduct of harassment and discrimination.

In 2021, we created a dedicated diversity and inclusion community on Workplace, the company's internal social network. Guided by an influencer from Great Place to Work, we seek to promote actions, share information, training and answer questions on the theme; with freedom, respect and learning, all communities and affinity groups have a place for talk, representation and expression.


JORNADA DA DIVERSIDADE E INCLUSÃO
Workplace
sabesp
youleader

Eduardo Marcondes (Director of Corporate Education at Great Place to Work Brazil), Scarlett Rodrigues (Coordinator of Human Rights at Ethos Institute), Luiza Lopes (Business Partner in Human Resources at Novartis), Márcia Rocha (attorney and ounder of the TranEmpregos Project) and Jandaraci Araújo (Sustainability Officer at Santander) were invited the lectures cycle of the Diversity and Inclusion Journey, launched in 2021

The investigation of the content of the complaints is carried out by the Harassment Investigation Commission, whose coordination is the responsibility of the Superintendence of Personnel Management, under the terms of the Business Procedure. If any discriminatory practice is identified, the reported employee is subject to the app of disciplinary measures as provided for in Business Procedure PE-CF0002.

Even if the complaint is valid, the Harassment Investigation Commission tends to suggest to the area of origin the implementation of an Action Plan, with the goal of guiding, sensitizing and raising the awareness of the workforce.

As we do not categorize the types of moral harassment for statistical purposes, we do not have data on the complaints investigated by the Harassment Investigation Commission that had discriminatory practices as a background.



Employee conducts topographic survey at construction site

TRAINING AND DEVELOPMENT

GRI 404-1 | 404-2

Sabesp has a Business University that is responsible for the Corporate Management of the Workforce Training and Development process. The table on the next page summarizes how needs are identified and the ways in which training and development are made viable.

A skilled and engaged workforce, together with a work environment favorable to innovation and encouraging results, are key for Sabesp to fulfill its mission and seek to achieve its strategic goals, especially in the new reality imposed by the New Legal Framework, with greater competitiveness in the sanitation market.

TRAINING AND DEVELOPMENT PROCESS		
Origin of Need	**Viabilization**	**Description**
• Strategic, Tactical and Operational Planning • Organizational Process Needs (Functional Authorities) • Occupational Health and Safety (GHE) • Quality Management Systems • Development of Leaders and Successors • Local needs (Individual Development Plan)	Technical capacitation	UES provides all the training necessary for the exercise of professional attributions and for safety in the work environment, either by hiring in-company training or by enrolling employees in external courses in classes open to the market.
	Distance Education	There are more than 500 virtual courses available at the VLE with free access that deal with subjects such as Business Management, Sabesp Information Systems (SiiS – ERP SAP), Microinformatics, Occupational Health and Safety, Ethics and Conduct.
	Educational Grants	Through the More Knowledge Program, employees can reimburse up to 80% of enrollment and monthly fees for Technical High School, Undergraduate, Graduate, University Extension and Language courses.
	Educational Agreement	Employees and their families can enjoy discounts between 5% and 40% at teaching institutions that have agreements with Sabesp.
	International Training	Employees are indicated to participate in congresses, conferences and technical visits abroad, based on the affinity of the attributions, the autonomy and competence for articulation and representation of the company and the ability to pass on the acquired knowledge.

MORE KNOWLEDGE PROGRAM

It offers an educational subsidy, which can reach 80% of the monthly fees for technical courses at high school, graduation, post-graduation, university extension and language courses, with the goal of increasing schooling and qualifying employees. For professional certification exams, the allowance is 100%.

ANNUAL WORKFORCE TRAINING INDEX (Total hours of training/Effective)		
YEAR	Category	Annual training index
2017	Executives	63
	Operating	25
	Technicians	37
	University	42
Total		35
2018	Executives	53
	Operating	22
	Technicians	32
	University	36
Total		30
2019	Executives	61
	Operating	22
	Technicians	28
	University	40
Total		29

In 2021, UES also strengthened strategic partnerships for the development of MBAs focused on the business (Environmental Sanitation, Asset Management, PPP and Concessions, and Automation of the Operation of Sanitation Systems). In the year, more than 1,194 subsidies were granted, with investments of around R$5.8 million.

ANNUAL WORKFORCE TRAINING INDEX (Total hours of training/Effective)		
YEAR	Category	Annual training index
2020	Executives	80
	Operating	22
	Technicians	45
	University	49
Total		39
2021	Executives	58
	Operating	23
	Technicians	41
	University	42
Total		36

STIMULATING INNOVATION AND CORPORATE ENTREPRENEURSHIP

Sabesp Entrepeneur Award: implemented in 2018, the Sabesp Entrepeneur Award is a program developed to stimulate the generation of ideas, the search for innovation and the recognition and replication of good practices with an innovative bias. In line with the culture desired by Sabesp of greater focus on results and innovation, the 4th edition of the Award had the registration of 424 works and 532 participants, in four categories.

With some reformulations in the stages, the edition kept the evaluation model focused on the learning and development of participants and their ideas, besides improving the work through remote mentoring based on agile methods. There was great focus on the prototyping phase, which accelerated the innovation process; totaling 18 prototyped and tested solutions that connected the generation of ideas to small-scale implementation and made possible positive results for the Organization measurable.

Operators Championship: aims to disseminate and reward operational practices that contribute to excellence in the provision of sanitation services and customer satisfaction. The 2021 edition kept the remote format due to the prevention measures linked to Covid-19, focused on operational innovation, distributing prizes of up to R$1,500 in 9 categories.



Team in activity during the execution of work to expand the sewage collection and treatment structure at the beginning of the sanitation expansion work

ATTRACTING AND RETAINING TALENTS

GRI 401-1

As a mixed capital and publicly traded company, we meet the requirements of the Federal and State Constitutions. For this reason, we hold a public tender to hire employees, interns and apprentices.

Through this process, we carry out a democratic selection of candidates, offering everyone the same chance of getting a good job, without restrictions on social level, professional experience, ethnicity or gender.

To ensure security and impartiality throughout the process, a specialized company recognized by the market is hired, and the process is widely publicized in specialized media. The hiring aims at the most satisfactory

WITH THE ADOPTION OF INTERNAL SELECTION PROCESSES, THE COMPANY VALUES HUMAN CAPITAL BY PROVIDING RECOGNITION AND MOTIVATION

allocation for the areas and the approved candidates, being analyzed the academic background, professional experience and personal interest. In 2021, we did not hold a contest to hire employees.

INTERNAL SELECTION

We have increasingly adopted the process of internal selection of employees to fill new vacancies. In this way, we leverage our human capital while providing motivation, recognition and professional perspectives.

The process, besides being open and democratic, is an opportunity for participating employees to assess their knowledge and identify development opportunities. In 2021, six processes were carried out.

CAREER MANAGEMENT

GRI 404-3

On average, our employees have been with the company for 20 years, which demonstrates that the actions implemented over the years aimed at retaining talent have been effective. Among them, we highlight our salary

Admissions	2019		2020		2021	
	Total	%	Total	%	Total	%
Gender						
Men	115	1.03%	50	0.48%	6	0.06%
Women	26	0.94%	12	0.48%	3	0.12%
Age Group						
Up to 40 years	77	2.70%	45	1.75%	1	0.04%
41 to 55 years	41	0.57%	13	0.19%	2	0.03%
Over 55 years	23	0.58%	4	0.12%	6	0.16%
Region						
SPMR	117'	1.32%	47	0.61%	9	0.13%
Countryside and Coast	24	0.43%	15	0.30%	0	0.00%
Total Sabesp	141	0.98%	62	0.48%	9	0.07%

Turnover	2019		2020		2021	
	Total	%	Total	%	Total	%
Gender						
Men	508	2.79%	907	8.78%	245	2.43%
Women	126	2.75%	294	11.85%	5	2.05%
Age Group						
Up to 40 years	80	2.75%	37	1.44%	46	2.00%
41 to 55 years	108	1.04%	125	1.83%	79	1.23%
Over 55 years	446	5.93%	1039	30.36%	170	4.49%
Region						
SPMR	450	3.48%	670	8.64%	167	3.10%
Countryside and Coast	184	1.79%	531	10.51%	128	1.80%
Total Sabesp	634	2.78%	1,201	9.38%	295	2.36%

Employee in action on water supply regularization work in socially vulnerable area



policy in line with the best market practices, which includes the Profit-Sharing Program-PPR, as well as a competitive benefits package.

Another point that explains our success is the adoption of the Careers, Jobs and Salaries Plan, which establishes theevolution paths that allow each one to trace their trajectory in the Company, focused on continuous development.

The model is guided by a regulation in line with the guidelines set by Organs controlling bodies of the Government of the State of São Paulo. In this sense, any change must be submitted for approval by these bodies.

The Plan contemplates the Assessment of Powers & duties and Performance, subsidizing career development for those who present differentiated performance. The process is carried out annually, based on the principles of valuing people, managing careers and improving skills.

The practice involves all employees and managers in the identification of current competencies, as well as the development needs of each employee, considering the strategies, challenges and business results.

The assessment takes place through the Performa System, available on the Corporate Portal. The process counts on the involvement of all and culminates in the establishment of the Individual Development Plan.

The app of promotions is subject to budget availability and due approval by the control bodies of the State of São Paulo. Career evolution is based on salary references that provide a 5% to 15% increase. In recent years, the Assessment cycles have provided the following results:

Year	Percentage of employees evaluated
2019	99%
2020	100%
2021	98%

Year	Transactions
2018	6,104 (1.7% payroll)
2019	4,221 (1% payroll)
2020	6,712 (2% payroll)
2021	2,881 (1% payroll)*

(*) 0.5% was distributed linearly to eligible

LEADER DEVELOPMENT PROGRAM

We offer the Leadership Development Program (PDL) with the goal of developing transformative leadership in the Company, capable of leading the necessary actions to establish a new organizational culture, focused on results, innovation and competitiveness. The Program covers employees of the technical and university categories, as well as managers and superintendents.

Within the Leadership Development Program, employees who do not yet hold a leadership position can learn about the Leader Profile that Sabesp expects, besides participating in a process of mapping possible successors.

The PDL had two great moments:

Phase 1(2020): Mapping of Managerial Readiness and Potential: app of an assessment to 100% of the management body, to assess the "level of managerial readiness, current and future, as well as their potential to take on more complex tasks or positions".

Besides the Managers, 3,300 non-manager employees were able to apply in a parallel process, for which assessment and assessment were applied and 150 professionals were selected as potential successors, who joined the Managers in Phase 2.

Phase 2 (2021): Management Development: Based on the results of phase 1, a hybrid and executive educational solution was designed, aimed at aligning and preparing current (100%) and future (150 selected) leaders to anticipate the growing complexity of the business and sanitation world, considering the Sabesp's leadership profile.

RELATIONSHIP WITH LABOR ENTITIES AND COLLECTIVE BARGAINING

We maintain good relations with representative entities (union and association) of employees, seeking to meet their main demands, always respecting the limits of our financial capacity, legal and governmental guidelines.

In labor relations, we prioritize negotiation to resolve conflicts, substantially reducing the occurrence of wall movements. Of all our employees, around 65% are union members.

The collective agreement signed in 2021 resulted in: (i) salary adjustment of 7.79% (which corresponds to the monetary restatement for the period); (ii) a 7.79% increase in food stamps; (iii) a 7.79% increase in food assistance; (iv) 9.84% increase in daycare funds, as a result of the gradual transfer of costs from the now closed Children's Learning Center ("CCI"), adjusted in the collective bargaining of 2019/2020, but without financial impacts since the readjustment was financed with the resources from the closing of the CCI; (v) maintenance of the collective agreement clause 2020/2021, which guarantees the maintenance of 98% of our employees; and (vi) maintenance of the Christmas food allowance on an exceptional basis.

WE PRIORITIZE NEGOTIATION AS A WAY TO SOLVE CONFLICTS

TRADE UNIONS	Representativeness		
	Sabesp Base*		
	Employees	%	Number of Associates
Sintaema (Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente do Estado de São Paulo)	8,241	65.8	6,701
Sintius (Sindicato dos Trabalhadores nas Indústrias Urbanas de Santos, Baixada Santista, Litoral Sul e Vale do Ribeira)	731	5.8	678
Seesp (Sindicato dos Engenheiros no Estado de São Paulo)	868	6.9	138
SASP (Sindicato dos Advogados de São Paulo)	137	1.1	33
Sintec (Sindicato dos Técnicos Industriais de Nível Médio do Estado de São Paulo)	2,047	16.4	198
Others	531	4.2	-

(*) Percentage over the total number of employees (12,515 – Dec/2021)

MAIN REPRESENTATIVE ENTITIES	Partners
Sabesp Association: Development of leisure, sports, social and cultural activities	4,450
Associação dos Aposentados e Pensionistas da Sabesp (AAPS): Defense of retirees and pensioners and active employees eligible for retirement and the improvement of their quality of life	233
Associação dos Profissionais Universitários da Sabesp (APU): Represents employees of all backgrounds, to collaborate and influence sanitation management, expand the channels of participation in the Company's management and improve the development of professionals	308
Associação dos Administradores da Sabesp (ADMSABESP): Defense of interests and aspirations, promoting professional development, ensuring strict observance of professional and functional ethics	83
Associação dos Engenheiros da Sabesp (AESABESP): Integration and defense of national and international projection interests and promotion of technical and cultural development	860
Cooperativa de Economia e Crédito Mútuo dos Empregados da Sabesp (CECRES): Offers credit lines with more affordable interest	7,107
Fundação Sabesp de Seguridade Social (Sabesprev): Closed supplementary pension entity responsible for managing pension plans.	7,892
Associação Brasileira de Engenharia Sanitária e Ambiental (ABES): Contributes to the knowledge and improvement of the quality of life of Brazilian society. Participates at national and state level in CONAMA, National Council for Water Resources (CNRH), CONFEA, State Environmental Councils and others	
Associação Brasileira da Infraestrutura e Indústrias de Base (ABDIB): Development of the Brazilian infrastructure market and nationally based industry and its strengthening in international competitiveness standards	

MITIGATION OF LABOR LIABILITIES

Since 2018, we have been emphasizing continuous improvement actions in the people management process and information systems, with the aim of contributing to organizational performance and reducing litigation in this area. The actions mainly focus on communication, engagement and guidance of leaders and employees on best labor practices.

Extrajudicial Consultative Action: Currently all queries linked to labor practices are processed and answered through a computerized system, with response deadlines observing the service level agreement – ANS. With this practice, we gained more speed and objectivity in responding to demands, whose approach is constantly improved in view of the feedback received via a satisfaction survey with internal customers. .

Creation of the Permanent Forum on Labor Matters: A discussion forum was created among the entire labor legal body of Sabesp, with quarterly virtual sessions. In addition, a series of complementary actions of communication, professional improvement, integration and cooperation were instituted, such as weekly newsletters, courses and promotion of more agile channels for debate and sharing of legal theses.

Management panel: A panel was developed that centralizes the available information regarding the Company's labor litigation liabilities, presenting them in an agile manner and with key performance indicators via dynamic visualization. With this tool, diagnosis and decision-making regarding labor practices became more agile and assertive.

SINCE 2018, WE HAVE STRENGTHENED CONTINUOUS IMPROVEMENT ACTIONS IN THE PEOPLE MANAGEMENT PROCESS



Team works on site expansion of sewage collection

RELATIONSHIP WITH SUPPLIERS

The management of our value chain is carried out to share the Company's values and principles with our business partners. In this sense, we seek to establish a partnership relationship that goesbeyond the acquisition of products, materials and services, as we believe that the development and continuity of our business and the generation of value for our stakeholders depend on it.

QUALIFIED, MONITORED ANDRESPONSIBLE SUPPLY CHAIN

GRI 102-9 | 103-1 | 103-2 | 103-3

Currently, Sabesp's supply chain includes more than 73,000 national and international companies, individuals and consortiums, which operate in the most diverse areas of supplying materials, services and works. In all, we paid R$6.1 billion to these suppliers in 2021.

In the table ahead, the main categories of contracts and their respective values.

Type Of Bidding	Segment	Quant. Suppliers Participating In Bidding	Contracted Value (R$)
Materials And Equipment	Materials and chemical products for water and sewage treatment	88	465,513,600.38
	Other materials	1,848	858,316,026.08
General Services	Acquisition of eletric energy	9	350,305,266.36
	Software	109	200,416,214.62
	Other general services	2,742	684,446,285.19
Engineering Works And Services	–	2,892	3,600,600,314.82

SUPPLIER SELECTION

As a mixed capital company, we offer the same conditions of participation to all suppliers when purchasing materialsand equipment or contracting works and services.

We have an Institutional Procurement and Contracting Policy, which establishes criteria and concepts and defines the responsibilities for the execution of activities in a decentralized manner, creating the conditions for the Procurement and Contracting

> WE SEEK TO ESTABLISH A PARTNERSHIP RELATIONSHIP THAT **GOES BEYOND THE ACQUISITION OF PRODUCTS, MATERIALS AND SERVICES,**

services to serve the end customer in an effective and agile way.

Since July 2018, in compliance with the provisions of Law 13303/16 (State-Owned Companies Law), the main guide for contracting became the Internal Regulation of Bidding and Contracting (RILC), which reinforces compliance with the constitutional principle of isonomy, the selection of the most advantageous proposal for the Company and compliance with the principles of legality, impersonality, morality, equality and administrative probity, among others.

Furthermore, the Law defines the premises that prove the qualification of the supplier, including compliance with labor, tax and environmental laws.

For each bidding process, we make their public notice available on the Internet, which includes the necessary information for effective participation in the process. In this process, we require documents that prove the company's qualification for the business relationship and guide the supplier regarding the requirement to comply with laws and good socio-environmental practices:

- We demand respect for labor, tax and environmental laws, even assuming responsibility for irregular acts or facts practiced by any subcontractor and/or outsourced company, in its own name, of its employees and agents;
- We define the necessary environmental actions based on the Studies of Outsourced Services of the Government of the State of São Paulo – Specific Socio-environmental Instructions, establishing requirements such as rational use of water, energy and electric energy and reduction of solid waste production. These initiatives can be carried out through employee training, awareness of those involved or concrete actions specifically indicated in the Technical Specifications and obligations of Sabesp and the contractor;
- Our contractual instruments have a clause requiring compliance with the Municipality's positions and the State and Federal legal provisions that interfere in the execution of works or services, highlighting the environmental legislation, especially the Conama Resolutions and State Law 12,684/07;
- To qualify the supplier, we require the restraint of the minor's work, statement of non-use of labor like forced or compulsory labor, wood products and by-products, social charges, labor obligations, economic-financial qualification and technical qualification;

The toxicological risks of the products used are also evaluated, to guarantee safety of use both in the water treatment plant and for the final consumer. This process also includes the following analyses:

- Evaluation of the production process, from the raw material to the final product;
- VVerification of aspects linked to the environment and social responsibility; and
- Promotion of fair trade, selecting suppliers with the same level of quality and, within these circumstances, the search for the lowest price.

We encourage the participation and contracting of local suppliers, as well as ensuring the treatment provided for by Complementary Law 123/06 and its complements.

QUALIFICATION OF MATERIAL SUPPLIERS

In the purchase of strategic materials, we have a prior qualification process that is published quarterly through publications in the Official State Gazette, in widely circulated newspapers and professional associations for suppliers interested in participating in bidding processes to supply strategic materials belonging to market segments.

Aspects considered in the qualification of suppliers and products

- Child labor employment
- Toxicological risks of the product
- Fightin forced labor

The process of contracting a supplier of strategic materials includes evaluation through the Materials Qualification and Inspection Department, which covers from raw material to the final product.

Compliance with previously set specifications, legal requirements and supply conditions is verified, technically evaluating the product and manufacturing capacity under Sabesp's technical standards and specifications.

Aspects linked to socio-environmental responsibility are also addressed, such as toxicological risks of the product, fighting forced labor and the use of child labor and promoting fair trade.

It is worth mentioning the qualification work of suppliers of fluosilicic acid, known as fluorine, which is added at the end of the water treatment, as required by law.

Following the procedures set by the ABNT NBR 16967 standard – Fluoride-based products – Fluosilicic acid and sodium fluosilicate – App in water treatment for human consumption – Technical specification, sampling and cold testing methods, this material undergoes rigorous quality control and evaluation.

In addition, like the other chemicals used in sanitation, it must still meet the requirements of Exhibit XX of Decree PRC 5, of September 28, 2017 (Ministry of Health), amended by Decree GM/MS 888, of May 4, 2021 (rectified on May 24, 2021) that determine the necessary controls for the use of chemicals and their concentration in the supply network.

The use of fluosilicic acid as a source of fluorine contributes to the preservation of natural resources, since the material is the result of the reuse and purification of materials from the processing of phosphate rock, in the fertilizer production cycle.

Our entire database of suppliers and qualified strategic materials is shared with other public sanitation companies belonging to states and municipalities. This sharing offers companies the possibility to request inspection of materials using our team of technicians.

TRANSPARENCY IN PURCHASES AND CONTRACTS

In our procurement and contracting processes, we seek to give the market as much publicity as possible, using electronic bidding procedures, which provides greater agility, cost reduction and transparency.

We previously disclose the conditions of participation, the requirements for hiring and the guidelines, norms and principles of the Internal Regulation of Bidding and Contracting.

The entire monitoring of contracting sessions by registered suppliers and other stakeholders can be carried out online, through the Electronic Auction, implemented in 2003. The initiative made it possible to reduce the time and cost of bidding processes and, above all, provides greater transparency.

GREATER AGILITY, COST REDUCTION AND TRANSPARENCY.

In all contracting processes, regardless of the amount involved, our potential suppliers declare whether they are classified as a "related party of Sabesp" under our Institutional Policy – Transactions with Related Parties. If a possible classification is confirmed, this does not make the contract unfeasible, but requires proper disclosure by Sabesp.

For contracting processes of amounts equal to or greater than R$10 million, we carry out an analysis of possible conflicts between our managers and those hired, mandatorily, after approval and before the publication of the result and signing of the contracts.

Every year we publish our Sustainable Public Procurement Report with the main socio-environmental actions and good practices applied to our supply chain, in compliance with State Decree 53,336/08, which set the State Program for Sustainable Public Procurement.

This set of practices formed a reference contracting system in the public segment, being recognized in the Excellence in Electronic Government and B2B Quality Standard awards.

SUPPLIER COMPLIANCE

GRI 403-8

We are committed to conducting our business in a legal, ethical, transparent and professional manner, in compliance with the general requirements of anti-corruption laws, and we extend this commitment to our suppliers.

They have the obligation to assimilate, accept and implement these requirements through a statement in which the company records that it conducts its business in a lawful manner. In addition, the requirements of the Sarbanes Oxley Act, Anti-Corruption Act, Procurement Act, Code of Conduct and Integrity, Audit Committee, etc., must be met.

The development of the supply chain is encouraged by the need to register to participate in bids. Since 2009, we have adopted the Cadastro Unificado de Fornecedores do Estado de São Paulo (CAUFESP), which is including

companies that remain reputable in the market in terms of their legal obligations. In case of irregularity or contractual default, sanctions may be imposed, such as warning, fine and suspension of registration.

In addition, we added our Code of Conduct and Integrity to contracts, requiring a statement of knowledge and conditions for service from the supplier.

The performance evaluation of suppliers takes place at each contractual measurement and is carried out by the Contract Members of the management through the analysis of aspects linked to the requirements set in the contractual scope. Monitoring is carried out by the inspection, regarding the requirements set out in the contract, such as deadline, quality and organization and Occupational Health and Safety.

When non-conformities eventually occur, suppliers can be called for a meeting with the contract administrator or supervisor, to immediately correct any abnormality. Besides these meetings, penalties, warnings, fines, or even suspension may be applied, as provided for in the contractual instrument, through a formal administrative process.

STRUCTURING THE ESG STRATEGY IN THE SUPPLY CHAIN

In 2021, we started work to encourage the development of ESG aspects in its supply chain. This movement has the potential to generate benefits in terms of innovation, transparency, reduced consumption of natural resources, reduced waste of inputs, reduced waste generated, appreciation of diversity, besides guaranteeing human and labor rights.

In the current stage, the Company is carrying out an analysis of the supplier market to assess the stage and potential of development of the ESG strategy of the companies, individually or by segment.

The next steps will be:

- Methodological support, with supplier segmentation and a strategy implementation plan and the structuring of a system for monitoring and managing suppliers.
- Definition of themes/rules for dissemination;
- Adequacy of notices and contracts, with insertion of ESG requirements;
- Implementation of a computerized system for managing ESG indicators in the Supply Chain.

FIGHTING CHILD AND FORCED LABOR

To eradicate all types of children, degrading, discriminatory and forced labor, we establish specific clauses in our contracts that contain such requirements. We also require regular compliance with all labor, social security, occupational health and safety obligations.

Prohibition of child and youth labor in hazardous conditions is a condition for participation in bidding processes. In our public notices, bidders must declare via the internet that they are in good standing in compliance with the prohibitions set by the Federal Constitution.

Our bidding procedures also determine as a condition of qualification that the bidder declares his regular status with the Ministry of Labor over the prohibition of night, hazardous or unhealthy work for persons under eighteen years of age and of any work for persons under sixteen years of age, as specified in the apprentice status.

In the case of forced labor, we require bidders interested in participating in bids or in qualifying their respective products at Sabesp to declare that they do not use slave-like labor in their production chain.

PROHIBITION OF CHILD AND YOUTH LABOR IN RISKY CONDITIONS **IS A REQUIREMENT FOR PARTICIPATION IN BIDDING PROCESSES**

The measures we have adopted to eliminate all forms of forced or slave-like labor are the result of a study carried out by the National Pact for the Eradication of Slave Labor on the productive chains of employers who used slave-like labor.

Actions involving the registration of suppliers and participation in bids and contracts were forwarded, at the time, to the Management Committee of the National Pact. Among the actions implemented, we highlight:

- Consultation of our registration area with the Ministry of Labor and Job's blacklist, to check if there are suppliers using slave-like labor;
- Contractual forecast that the contracted company will assume responsibility for the eventual use of slave-like labor in its production chain; and
- Forecast that the use of labor like Forced or Compulsory Labor constitutes reason for severance of the contract with Sabesp.

In case of non-compliance with the requirements linked to child labor and forced labor and non-compliance with the regulations, the bidder's disqualification is determined when in the bidding phase. During the performance of the contract, the eventual disclosure of a breach of the rule may lead to the termination of the contract.



Employee of outsourced company inspects sewage collector. The Company is always attentive to labor relations involving outsourced companies

ECONOMIC AND FINANCIAL
MANAGEMENT



- REGULATION OF SERVICES AND TARIFFS
- INVESTIMENTS
- ECONOMIC-FINANCIAL PERFORMANCE
- STOCK MARKET

Aerial view of the Cable-Stayed Bridge over the Pinheiros River, South São Paulo city

ECONOMIC AND FINANCIAL MANAGEMENT

Even because of the adverse scenario of convergence of the still ongoing COVID-19 pandemic with high inflation, the Company gradually resumed revenue and operating result levels over 2021.

Despite below-average rainfall rates in 2021, investments in water since the 2014-2015 water crisis allowed the Company to maintain water supply to the population, showing its strong resilience.

The worsening of the second wave of COVID-19 in the first half of 2021 impacted the Company's revenue mix, increased the share of residential customers in total revenue, and maintained average tariff at levels still proportionally lower than in 2019.

The conclusion of the 3rd Ordinary Tariff Revision (cycle 2021 – 2024) together with the New Tariff Structure marked the beginning of a new tariff cycle, in which important changes are being implemented to revamp the customer billing structure, making it fairer and more efficient. To this end, in the first year of the current cycle, special adjustments per category were approved as the first steps of the adjustment, contributing to improving the result in the second half of the year.

At the same time, the Company made efforts to adjust to the new regulations resulting from the New Sanitation Framework (Law 14,096/2020), especially Federal Decree 17,710/2021, which requires basic sanitation companies to prove their economic-financial capacity to operate services by 2033, as defined by law.

There was a broad mobilization to meet the deadlines to prepare the business plan and the funding plan, which are part of the documents addressed to the state regulatory authority, Arsesp, which will be responsible for analyzing and reporting to the Brazilian regulatory authority, ANA.

In 2021, the Company invested approximately R$ 5.0 billion, without neglecting its financial liquidity. It raised funds in the local market totaling R$ 2.4 billion, following the guideline of safe leverage and no debt in foreign currency. The recognition came through two risk rating agencies that granted the Company the highest rating (AAA(bra)), feeding back a positive cycle of access to the capital markets.

DESPITE BELOW-AVERAGE RAINFALL RATES IN 2021, **INVESTMENTS IN WATER SINCE THE 2014-2015 WATER CRISIS ALLOWED THE COMPANY TO MAINTAIN WATER SUPPLY TO THE POPULATION, SHOWING ITS STRONG RESILIENCE.**

REGULATION OF SERVICES AND TARIFFS

From the local regulatory perspective, the end of the 3rd Ordinary Tariff Revision (3rd OTR) and the implementation of the new Tariff Structure marked 2021 with important definitions that will permeate the new cycle (2021 – 2024), among which the definition of the Maximum Average Tariff (P0) approved at R$ 5.1213/m^3 at February 2021 values, X Factor of 0.2142%, and the Regulatory Asset Base of R$ 55.9 billion.

Definitions of the new Tariff Structure to be implemented involve, among others, the replacement of the minimum volume of 10 m^3 per month for the charge of a fixed and a variable portion, expansion of the beneficiaries base of the social tariff, unification of the tariff tables in all municipalities served, in addition to separate tariffs for water services and sewage collection and treatment.

Annual real adjustments were also defined for the residential category due to the adequacy for the implementation of the new tariff structure that will be implemented in 2022 (+1.5% in 2022, 3.0% in 2023, and 4.6% in 2024).

Moreover, due to the gradual implementation of the new structure for charging the services, the Company designed a revenue variation limit system to reduce the risk of oscillations in consumption resulting from these changes.

A revenue ceiling mechanism limits the maximum acceptable variation of revenue in each year of the cycle to guarantee our break-even revenue in the period, thus mitigating the risks related to the change of the tariff structure and providing more predictability to our operation.

In practice, if the effective revenue exceeds 102.5% of the required revenue defined by the regulator, the additional amount will be reversed in favor of consumers in the following year, otherwise, if the effective revenue is less than 97.5% of the required revenue, the revenue shortfall will be added to the tariff, offsetting the loss of revenue for the Company in the subsequent year, ensuring more predictability to the operation.

THE COMPANY INVESTED APPROXIMATELY R$ 5.0 BILLION, WITHOUT NEGLECTING ITS FINANCIAL LIQUIDITY

In 2021, due to the current structure still in effect, measures such as the application of distinguished adjustment indexes for the different customer categories were implemented to adjust to the new structure to be established in the future, which also included an increase of beneficiaries in the social and vulnerable categories.

Thus, residential and non-residential tariffs moved up by 7.60%, the social residential tariff fell by 1.00%, and the wholesale tariff increased by 5.45%. The overall effect of the adjustment was 7.00% on the Company's tariff, applied on May 10, 2021.

Arsesp defined a gradual transition period to reach the defined target structure, which, initially, would begin in 2022, however, the postponement

of the implementation of the new structure was decided on March 17, 2022, together with the release of the 2022 tariff adjustment, and is still depending on the agency's decision.

The adjustment authorized on that date, according to resolution 1,278/2022, includes the adjustment for inflation of 10.5473% and the discount of the efficiency factor (X Factor) of – 0.2142%, in addition to the period's compensatory adjustments of 2.3932%, as provided for in the 3rd OTR (adjustment of the revenue ceiling and adjustment of +1.5% of the residential category) and 2019 and 2020 adjustments to the general quality index, resulting in a tariff adjustment index of 12.8019%. The 2020 annual adjustment will become effective as of May 10, 2022.

Finally, over this cycle, similarly to 2022, annual tariff adjustments will be defined in the other years considering any compensatory adjustments resulting from revenue achieved, inflation (IPCA), productivity factor to be shared with users (X Factor), and quality factor (Q Factor) through the achievement of goals in four operational indicators defined in the 3rd OTR.

INVESTMENTS

The chart below shows investments broken down by water, sewage, and region:

R$ million	Water	Sewage	Total
São Paulo Metropolitan Region	1,398.3	2,385.8	3,784.1
Regional Systems (interior and coastal areas)	551.8	647.1	1,198.9
Total	1,950.1	3,032.9	4,983.0

INDEBTEDNESS

In 2021, the Company refinanced its maturing debts relying mainly on two theme debentures in the capital market, the 28th theme totaling R$1.20 billion, and the 29th theme totaling R$1.25 billion, of which R$750 million with incentive debentures according to Law 12431/2011, backed by investment projects.

Total debt increased by 2.7% in 2021, from R$ 17.3 billion in 2020 to R$ 17.7 billion in 2021. Total indebtedness denominated in foreign currency fell by 7.1%, from R$ 3.5 billion in 2020 to R$ 3.3 billion in 2021, accounting for 18.6% of the Company's total debt at the end of the period (20.1% in 2020).

Amortization in local and foreign currencies totaled R$2.9 billion in 2021, of which the 25th theme debentures was the main of them, totaling R$1.40 billion. It is worth noting that the 25th theme had been held in April 2020, under the uncertainties brought by the COVID-19 crisis.

At the end of 2021, we had R$ 15.9 billion in long-term debt, R$ 2.9 billion of which was in foreign currency. Short-term debt totaled R$ 1.8 billion, of which R$ 359.1 billion was in foreign currency.

Sabesp has a consolidated reputation in the capital market and solid relationships with public banks and multilateral domestic and international agencies. This mix and diversity of sources allow us an extended debt amortization profile, at costs compatible with our investment cycle, especially credit lines granted by official Brazilian banks and multilateral credit

organizations that have been growing in the capital market, with the theme of incentive debentures that provide for withholding income tax for individuals.

In 2021, the Company favored contracting debt in local currency, totaling R$ 2.8 billion, whose proceeds were used to finance its investment plan, recompose cash, and refinance financial commitments. Moreover, R$ 509.6 million from reimbursements from financial investments already contracted in previous years were recorded.

In this context and taking advantage of liquidity in the Brazilian capital markets, we held the 28th theme debentures in July, in three series, totaling R$1.2 billion. The first, second, and third series will mature in July 2024, 2026, and 2028, respectively. The first series, totaling R$ 127.8 million, yields CDI + 1.20% p.a., with semi-annual interest payments. The second series, totaling R$ 888.2 million, yields CDI + 1.44% p.a., with semi-annual interest payments. The third series, totaling R$ 184.0 million, yields CDI + 1.60% p.a., with semi-annual interest payments. The proceeds from these themes were used to strengthen our cash position and refinance financial commitments pending in 2021.

In December, we carried out the 29th Theme debentures, in three series, totaling R$1.25 billion. The first, second, and third series will mature in December 2026, 2031, and 2036, respectively. The first series, totaling R$ 500 million, yields CDI + 1.29% p.a., with semi-annual interest payments. The second series, totaling R$ 600 million, yields IPCA + 5.3058% p.a., with annual interest payments. The third series, totaling R$ 150 million, yields IPCA + 5.4478% p.a., with annual interest payments. The proceeds from the first theme are allocated to refinance maturing commitments and to recompose our cash flow. The proceeds from the second and third series will be used to support the investment in infrastructure projects in specific municipalities in which we operate.

On March 18, 2022, we held the 30th Theme Debentures, in two series, totaling R$1.0 billion. The first and second series will mature in March 2027 and March 2029, respectively. The first series, totaling R$ 500 million, yields CDI + 1.30% p.a., with semi-annual interest payments. The second series, totaling R$ 500 million, yields CDI + 1.58% p.a., also with semi-annual interest payments. The proceeds from the theme will be used to refinance financial commitments due in 2022 and to recompose and reinforce the cash position. Moreover, in April, we formalized the contracting of three credit operations with FEHIDRO, totaling R$ 8.7 million. The proceeds will be used to implement projects in the municipalities of Itapecerica da Serra, São Paulo, and Vargem Grande Paulista. The principal will be amortized in 41 months after the 18-month grace period. Interest of 3.00% p.a. is charged to the principal.

SABESP HAS A CONSOLIDATED REPUTATION IN THE CAPITAL MARKET

In 2021, Fitch raised the Company's credit ratings from AA(bra) to AAA(bra) on a national scale, and from BB to BB+ on a global scale in local currency and maintained the foreign currency global scale rating at BB. Moody's adjusted the Company's credit rating on a national scale from Aa2.br to the new AAA.br local currency rule, and S&P maintained the Company's rating unchanged, which, on a national scale, was already brAAA:

RATINGS

	Fitch	Moody's	S&P
National Scale	AA(bra)	AAA.br	brAAA
Global Scale	BB (foreign currency) BB+ (local currency)	-	BB-

Although our covenant (financial indicator) "Total Debt/Adjusted EBITDA" ratio increased from 2.66x in 2020 to 2.74x in 2021, this debt level is still significantly lower than the contractual limit of 3.65x, which is a contractual obligation in our 17th Debenture Theme and in the AB Loan.

The table below shows the most restrictive clauses in 2021:

	Restrictive Clauses
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00

(1) The contractual definition of "Other Onerous Debts" corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

On December 31, 2021, the Company had met all the requirements of its borrowings and financing agreements.

Profit Track Record
(current R$ million)


2,306
973
3,368
2,835
2,519
2021
2020
2019
2018
2017

ECONOMIC-FINANCIAL PERFORMANCE

In 2021, the Company recorded a net income of R$ 2.3 billion, increased by 136.9% from the R$ 973.3 million recorded in 2020.

The net operating revenue (which includes construction revenue) totaled R$ 19.5 billion, a YoY increase of 9.5%.

The gross operating revenue related to sanitation services (excluding construction revenue), totaled R$ 16.3 billion in 2021, an increase of R$ 1.1 billion, or 7.6% when compared to the R$ 15.2 billion recorded in 2020.

The main factors leading to the increase in the gross operating revenue were, among others a 3.4% tariff adjustment since August 2020, and an average tariff adjustment of 7.0% since May 2021.

In 2021, construction revenue increased by R$ 660.1 million, or 17.8%, when compared to 2020. The change was mainly due to higher investments, especially the expansion of the structures related to sewage systems.

In 2021, general costs, administrative & selling expenses, and construction costs increased by 14.6% (R$ 2.0 billion). Excluding the effects of construction costs, this increase was 13.5% (R$ 1.3 billion).

The share of administrative & selling expenses and construction costs as a percentage of net revenue was 79.0% in

Net Operating revenue track record
(current R$ million)


19.5
17.8
18.0
16.1
14.6
2021
2020
2019
2018
2017

Gross operating revenue track record
(R$ billion current)


20.7
18.9
19.1
17.1
15.4
18
15
12
9
6
3
0

Total	20.7	18.9	19.1	17.1	15.4
Construction	4.4	3.8	3.0	2.8	3.2
Sanitation	16.3	15.1	16.1	14.3	12.2

Water and sewage billed volume[1] per customer category – million m³

	Water			Sewage			Water + Sewage		
	2021	2020	%	2021	2020	%	2021	2020	%
Residential	1,864.8	1,802.2	3.5	1,629.9	1,565.9	4.1	3,494.7	3,368.1	3.8
Commercial	168.5	163.5	3.1	159.0	155.9	2.0	327.5	319.4	2.5
Industrial	33.6	31.4	7.0	35.8	35.9	(0.3)	69.4	67.3	3.1
Public	35.7	36.7	(2.7)	31.4	32.4	(3.1)	67.1	69.1	(2.9)
Total Retail	**2,102.6**	**2,033.8**	**3.4**	**856.1**	**1,790.1**	**3.7**	**3,958.7**	**3,823.9**	**3.5**
Wholesale[3]	49.7	50.1	(0.8)	15.8	14.5	9.0	65.5	64.6	1.4
Subtotal	**2,152.3**	**2,083.9**	**3.3**	**1,871.9**	**1,804.6**	**3.7**	**4,024.2**	**3,888.5**	**3.5**
Mauá[5]	21.5	29.5	(27.1)	-	-	–	21.5	29.5	(27.1)
Social Residential/ Favela	-	45.8	(100.0)	-	35.3	(100.0)	-	81.1	(100.0)
Total	**2,173.8**	**2,159.2**	**0.7**	**1,871.9**	**1,839.9**	**1.7**	**4,045.7**	**3,999.1**	**1.2**

Water and sewage billed volume[1] per region – million m³

	Water			Sewage			Water + Sewage		
	2021	2020	%	2021	2020	%	2021	2020	%
Metropolitan	1,419.4	1,351.3	5.0	1,255.7	1,192.6	5.3	2,675.1	2,543.9	5.2
Regional[2]	683.2	682.5	0.1	600.4	597.5	0.5	1,283.6	1,280.0	0.3
Total Retail	**2,102.6**	**2,033.8**	**3.4**	**1,856.1**	**1,790.1**	**3.7**	**3,958.7**	**3,823.9**	**3.5**
Wholesale[3]	49.7	50.1	(0.8)	15.8	14.5	9.0	65.5	64.6	1.4
Subtotal	**2,152.3**	**2,083.9**	**3.3**	**1,871.9**	**1,804.6**	**3.7**	**4,024.2**	**3,888.5**	**3.5**
Mauá[5]	21.5	29.5	(27.1)	–	-	–	21.5	29.5	(27.1)
Social Residential/ Favela[6]	–	45.8	(100.0)	–	35.3	(100.0)	–	81.1	(100.0)
Total	**2,173.8**	**2,159.2**	**0.7**	**1,871.9**	**1,839.9**	**1.7**	**4,045.7**	**3,999.1**	**1.2**

(1) Unaudited by external auditors
(2) Including coastal and interior regions
(3) Wholesale includes volumes of reuse water and non-domestic sewage
(4) Billed volume in the wholesale segment in 2020 and the retail segment in 2021
(5) Volume exempt from payment in 2020

2021, compared to the 75.4% recorded in 2020. For more information on the breakdown and changes in costs and expenses, see the Results Press Release available on the Company's website at https://ri.sabesp.com.br/informacoes-financeiras/central-de-resultados/.

Adjusted EBITDA fell by 0.8% from R$ 6,421.8 million in 2020 to R$ 6,372.7 million in 2021, and the adjusted EBITDA margin reached 32.7%, compared to 36.1% recorded in the previous year. Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 41.5% in 2021 (45.0% in 2020).

DIVIDENDS

According to the Company's Bylaws, the common shares are entitled to the minimum mandatory dividend, corresponding to 25% of the net profit for the year, obtained after the deductions determined or allowed by law, which can be paid as interest on capital.

Adjusted EBITDA
Adjusted EBITDA Margin Track Record


6.4
6.4
7.5
6.5
5.3
41.5%
45.0%
49.5%
48.8%
45.4%
32.7
36.1%
41.8%
40.7%
36.1%
2021
2020
2019
2018
2017
Adjusted EBITDA (current R$ billion)
Adjusted EBITDA margin
Adjusted EBITDA margin excluding construction revenues and costs

Adjusted EBITDA Reconciliation (Non-accounting measures) (R$ million)

	2021	2020	2019	2018	2017
Net Income	2,305.9	973.3	3,367.5	2,835.1	2,519.3
Financial Result	927.4	3,166.4	1,033.7	1,264.3	458.1
Depreciation and amortization	2,253.3	2,037.1	1,780.2	1,392.6	1,301.9
Income tax and social contribution	864.3	352.7	1,310.4	1,077.3	984.3
Other net operating income/expenses[4]	21.8	(107.7)	18.7	(28.7)	5.7
Adjusted EBITDA	6,372.7	6,421.8	7,510.5	6,540.6	5,269.3
Adjusted EBITDA Margin	32.7	36.1	41.8	40.7	36.1
Construction Revenue	(4,376.7)	(3,716.6)	(2,946.5)	(2,802.7)	(3,150.9)
Construction Cost	4,278.3	3,630.1	2,881.4	2,739.7	3,080.5
Adjusted EBITDA Margin excluding revenue and construction cost	6,274.3	6,335.3	7,445.3	6,477.6	5,198.9
Adjusted EBITDA Margin excluding revenue and construction cost	41.5	45.0	49.5	48.8	45.4

(3) Adjusted EBITDA corresponds to net profit before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) of financial income and (iv) other net operating income/expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, or IFRS – International Financial Reporting Standard; thus, it should not be considered in isolation, or as an alternative to net income, as a measure of operating performance, an alternative to operating cash flows, or a liquidity index. Adjusted EBITDA does not have a standardized definition, and the Company's definition of Adjusted EBITDA may not be comparable with those used by other companies. The Company's management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to assess performance and compare companies. The calculation of adjusted EBITDA by other companies may differ from the Company. Adjusted EBITDA is not part of the financial statements.
Adjusted EBITDA is intended to present an indicator of operational economic performance. Sabesp´s Adjusted EBITDA corresponds to net profit before net financial expenses, of income tax and social contribution, depreciation and amortization and other net operating income/expenses. Sabesp's Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in tax burden or depreciation and amortization levels. As a result, Adjusted EBITDA serves as a suitable instrument to compare operating performance on a regular basis. In addition, there is another formula to calculate the Adjusted EBITDA that is adopted in some financial commitment clauses. The Adjusted EBITDA provides a better understanding not only of operating performance but also the ability to meet the Company's obligations and to raise funds for investments in capital assets and working capital. Adjusted EBITDA, however, has limitations that prevent it from being used as a profitability indicator because it does not take other costs resulting from Sabesp's activities or some other costs into account that may considerably affect its profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.
Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep. Other operating expenses consist mainly of nonrecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and surplus cost of traded electricity

The dividend distribution policy foresees that the payment of the minimum mandatory dividend will be maintained until the universalization of the basic sanitation services is reached in the operated area and, when paid as interest on capital, the income tax rate charged on the amount payable to shareholders will be considered an additional dividend.

In 2021, Sabesp paid dividends as interest on capital totaling approximately R$ 272.0 million for 2020, corresponding to approximately R$ 0.3979 per common share, a pay-out of 27.9%, and a dividend yield of 0.9%.

For 2021, the Board of Directors approved the proposal to pay interest on capital, totaling R$ 644.3 million, corresponding to R$ 0.9427 per common share, a pay-out ratio of 27.9%, and a dividend yield of 2.3%, with payment scheduled for June 27, 2022. .

STOCK MARKET

The Brazilian market closed 2021 with a negative result, with the Ibovespa index at 105 thousand points, a decrease of 11.8%. Sabesp's shares closed with a 5.6% drop, priced at R$ 40.18 and a market cap of R$ 27.5 billion.

The annual financial volume of our shares also fell, by 34.5%, from the previous year. The share of individual investors remained below 4% in 2021, like 2020.

The depreciation of the Brazilian stock market, which also impacted the Company's shares, was mainly due to inflation containment measures implemented by central banks, both in Brazil and abroad.

These measures raised interest rates and led capital flows to fixed income, which is less volatile. Moreover, the Brazilian economic and political scenario confirmed investors' perception of risk regarding the country.

The American Depositary Receipts (ADRs) depreciated by 14.5% under the same fundamentals of the local market and the 7.2% appreciation of the U.S. dollar, which may be related to the increase in the number of shares traded at NYSE, increasing the Company's share capital from 12.4% to 15.3%. The S&P 500 and Dow Jones market indexes appreciated by +26.9% and +18.7%, respectively, in the same period.

The Company is still included in the main B3 indexes and continues to be monitored by the main financial institutions in the market.


SBS
LISTED
NYSE
CNBC
NYSE
CNBC
4:04:27
SBS
LISTED
NYSE

Sabesp's shares are traded on B3, in São Paulo, and on the New York Stock Exchange (NYSE).

Economic Value Generated and Distributed (R$ million) GRI 201-1

Component	2021	2020	2019	2018	2017
A – Direct Economic Value Generated	**21,272,659**	**19,312,882**	**19,558,378**	**17,642,692**	**15,819,518**
Revenues[a]	21,272,659	19,312,882	19,558,378	17,642,692	15,819,518
B – Distributed Economic Value	**15,997,612**	**13,972,003**	**14,152,018**	**12,900,340**	**12,380,333**
Operating Costs[b]	9,624,387	8,158,526	7,513,695	6,545,164	6,495,739
Employee salaries and benefits[c]	2,629,449	2,643,295	2,680,198	2,680,512	2,613,041
Payments to capital providers[d]	1,433,895	1,418,975	1,537,678	1,385,597	1,256,522
Payments to governments[e]	2,268,041	1,725,484	2,373,819	2,260,599	1,954,688
Investments in the community[f]	41,840	25,723	46,628	28,468	60,342
Accumulated Economic Value (A-B)	**5,275,048**	**5,340,879**	**5,406,360**	**4,742,352**	**3,439,185**

Notes:
(a) Revenues – Includes all operating, financial, other operating income, monetary and foreign exchange variations and income linked to the construction of assets.
(b) Operating costs – Includes of operating costs and expenses, such as: general materials, treatment materials, services, power and electricity, general expenses (excluding expenses with water use and meals/snacks) and employee training courses. Depreciation and amortization expenses and credit write-offs were not considered.
(c) Salaries and employee benefits – Includes salaries and charges (excludes courses and training), meals/snacks and amounts paid to government institutions (charges and employee taxation).
(d) Payment to capital providers – Comprised of Interest on Equity/Proposed Additional Dividends, financial expenses paid as interest on loans. Retained earnings were not considered.
(e) Payment to the Government – Comprised of Cofins/Pasep on operating and non-operating revenue, tax expenses, income tax and social contribution (excluding deferred charges), and water use.
(f) Investments in the Company – Comprising institutional support, support for events, reception, exhibition and tax incentives distributed in the areas of education, culture, health, sport, fighting hunger and food security.

2021 ANNUAL SOCIAL BALANCE

1 – Calculation Base	2021 amounts (R$ thousand)			2020 amounts (R$ thousand)		
Net revenue (RL)	19,491,061			17,797,541		
Operating result (RO)	4,097,579			4,492,373		
Gross payroll (FPB)	2,652,383			2,646,518		
2 – Internal Social Indicators	**Amount (R$)**	**% on FPB**	**% on RL**	**Amount (R$)**	**% on FPB**	**% on RL**
Food	201,975	7.61%	1.04%	214,809	8.12%	1.21%
Mandatory social charges	258,716	9.75%	1.33%	254,585	9.62%	1.43%
Private pension	51,339	1.94%	0.26%	53,376	2.02%	0.30%
Health	232,850	8.78%	1.19%	212,681	8.04%	1.20%
Occupational health and safety	16,744	0.63%	0.09%	15,002	0.57%	0.08%
Education	4,458	0.17%	0.02%	4,120	0.16%	0.02%
Culture	252	0.01%	0.00%	344	0.01%	0.00%
Professional training and development	22,560	0.85%	0.12%	17,344	0.66%	0.10%
Day care or day care assistance	1,784	0.07%	0.01%	2,045	0.08%	0.01%
Profit sharing	87,793	3.31%	0.45%	86,233	3.26%	0.48%
Other	2,025	0.08%	0.01%	4.355	0.16%	0.02%
Total – Internal social indicators	880,496	33.20%	4.52%	864.894	32.68%	4.86%
3 – External Social Indicators	**Amount (R$)**	**% on RO**	**% on RL**	**Amount (R$)**	**% on FPB**	**% on RL**
Education	1,354	0.03%	0.01%	1,348	0.03%	0.01%
Culture	18,114	0.44%	0.09%	9,228	0.21%	0.05%
Health and sanitation	14,712	0.36%	0.08%	3,334	0.07%	0.02%
Sports	6,068	0.15%	0.03%	2,444	0.05%	0.01%
Fighting hunger and food safety	0	0.00%	0.00%	0	0.00%	0.00%
Other	1,592	0.04%	0.01%	9,369	0.21%	0.05%
Total contribution to society	41,840	1.02%	0.21%	25,723	0.57%	0.14%
Taxes (net of social charges)	2,645,116	64.55%	13.57%	1,970,363	43.86%	11.07%
Total – External social indicators	2,686,956	65.57%	13.79%	1,996,086	44.43%	11.22%

4 – Environmental Indicators	Amount (R$)	% on RO	% on RL	Amount (R$)	% on FPB	% on RL
Investments related to the company's production/operation	na	na	na	na	na	na
Investments in external programs and/or projects	na	na	na	na	na	na
Total investments in the environment	na	na	na	na	na	na
Regarding the establishment of "annual targets" to reduce waste, general consumption regarding production/operation, and increasing the use of natural resources, the company	(X) has no targets ( ) meets 51 to 75% ( ) meets 0 to 50% ( )meets 76 to 100%			(X) has no targets ( ) meets 51 to 75% ( ) meets 0 to 50% ( )meets 76 to 100%		

5 – Employees' Indicators	2021	2020
No. of employees at the end of the	12,515	12,806
No. of new hires in the period	9	62
No. of outsourced employees	0	0
No. of interns	165	610
No. of employees with more than 45 years old	8,777	8,591
No. of women working at the company	2,434	2,481
% of management positions held by women	25.91%	25.96%
No. of afro-descendants working at the company	2,199	2,252
% of management positions held by afro-descendants	6.10%	5.89%
Número de de pessoas com deficiência ou necessidades especiais (inclui empregados e parferia com a AME)	150	152

6 – Material information regarding the exercise of corporate citizenship	2021	2020 Goals
Relation between the highest and lowest compensation at the company	18.8	NA
Total occupational injury	114	12% reduction as least
The social and environmental projects developed by the company were defined by:	( ) executive board (X) executive board and managers ( ) all employees	( ) executive board (X) executive board and managers ( ) all employees
Health and safety standards in the workplace were defined by:	(X) executive board and managers ( ) all employees ( ) all + OSH commission	(X) executive board and managers ( ) all employees ( ) all + OSH commission
Regarding the freedom of association, collective bargaining rights and internal representation of workers, the company:	( ) does not get involved ( ) follows ILO regulations (X) encourages and follows ILO regulations	( ) will not get involved ( ) will follow ILO regulations (X) will encourage and follow ILO regulations
Private pension plans cover:	( ) executive board ( ) executive board and managers (X) all employees	( ) executive board ( ) executive board and managers (X) all employees
Profit sharing includes:	( ) executive board ( ) executive board and managers (X) all employees	( ) executive board ( ) executive board and managers (X) all employees
In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the company:	( ) are not considered ( ) are suggested (X) are required	( ) are not considered ( ) are suggested (X) are required
Regarding the participation of employees in volunteering programs, the company:	( ) does not get involved ( ) supports (X) organizes and encourages	( ) does not get involved ( ) supports (X) organizes and encourages
Total number of consumer complaints and criticism:	In the company: 110,605 At Procon: 4,871 Na Justiça: ND	In the company: NA At Procon: NA Na Justiça: NA
% of complaints and criticisms responded or solved:	In the company: 96.60% At Procon: 82.22% In Justice: NA	In the company: NA At Procon: NA In Justice: NA
Total value added to be distributed (R$ thousand):	In 2020: 8,956,376	In 2020: 8,948,857
Value Added Distribution (DVA):	30.0% – Government; 25.0% – employees; 6.1% – shareholders; 19.3% – third parties; 19.6% – withheld	22.8% – Government; 26.9% – employees; 2.6% – shareholders; 39.4% – third parties; 8.3% – withheld
7 – Other information		
Sabesp does not employ outsourced labor, but only enters into service agreements, as the business requires. Accordingly, as of 2020, the Company no longer records an estimated number of service providers. Given the direct relationship of environment activities with the company's enc activities, it is not possible so specifically separate expenses with the environment from the company's total operating expenses and investments. Accordingly, as of 2018, SABESP no longer reports the environment investment indicator. This company does not use child or slave labor, is not involved in prostitution or sexual exploitation of children and adolescents, and is not involved in corruption. We value and respect diversity both inside and outside the company.		



In 2021, the New Pinheiros River Program reached the mark of 516 thousand households connected to the sewage collection and treatment network

ANNUAL LETTER OF PUBLIC POLICIES AND CORPORATE GOVERNANCE

Under Article 8, items I and VIII, of Law 13303, of June 30, 2016, the Board of Directors subscribes to this Letter, whose content regarding the structure and performance of the Company in the execution of Public Policies and Corporate Governance, can be found in the 2021 Sustainability Report, to which this Letter is annexed.

The Annual Letter of Public Policies and Corporate Governance presents Sabesp's alignment with the State-Owned Companies' Responsibility Law and is, in addition, a report of accountability that demonstrates the Company's progress in its commitment to transparency.

Sabesp was created by State Law 119/1973 as a mixed capital company, from the merger of several water and sewage service providers, to plan, implement and operate public basic sanitation services throughout the territory of the State of São Paulo, one of the main goals being the improvement of public health indices, notably the reduction of infant mortality.

The Federal Constitution of Brazil establishes that it is the common competence of the Union, States and Municipalities to promote basic sanitation programs and, in the State of São Paulo, the State Constitution provides that basic sanitation policies must create and develop institutional and financial mechanisms, aimed at ensuring the benefits of sanitation to the entire population, besides promoting the implementation of common solutions between the State and Municipalities, through regional plans of integrated action.

Under the current Bylaws, the Company's main corporate purpose is to provide basic sanitation services with a view to making these services universal in the State of São Paulo, without prejudice to long-term financial sustainability.

Currently, Sabesp provides direct environmental sanitation services in 375 municipalities in the state. In two other municipalities, it provides water and sewage services on a wholesale basis and participates as a minority partner in other companies in the sanitation and energy sector.

To fulfill its corporate purpose in the public interest that justified its creation and to meet the growing demand for water and sewage services in the State of São Paulo, Sabesp maintains an investment plan with specific goals to be met in the municipalities operated.

Details on the Company's investment plan are available in the "Corporate Strategy" section.

To ensure the implementation of its Investment Plan, Sabesp uses its own resources, deriving from the extraction of fees for services provided and seeks resources from public and private, national and international sources.
To learn more about the Company's management and economic-financial performance, as well as the behavior of its shares in the market, see the "Economic-Financial Management" section.

The State of São Paulo is the controlling shareholder of Sabesp, with 50.3% of the share capital. The rest of the shares are traded on the São Paulo stock exchange, in the Novo Mercado segment (34.4% as of December 31, 2021), and in New York, in the form of American Depositary Receipts Level III (15.4% also on December 31, 2021).

As a result of this control structure, the large exposure to the capital markets and its adhesion to special listing segments, Sabesp adopts high standards of corporate governance, which are described in the "Corporate Governance" section of the 2021 Sustainability Report.

Employee at work for the expansion of the sewage collection and treatment structure in Greater São Paulo



São Paulo, March 24, 2022.

- **Mario Engler Pinto Júnior** – Chairman
- **Benedito Braga**
- **Claudia Polto da Cunha**
- **Eduardo de Freitas Teixeira**
- **Francisco Luiz Sibut Gomide**
- **Francisco Vidal Luna**
- **Leonardo Augusto de Andrade Barbosa**
- **Luis Eduardo Alves de Assis**
- **Wilson Newton de Mello Neto**
- **Walter Luis Bernardes Albertoni**

STAKEHOLDER ENGAGEMENT

GRI 102-21 | 102-40 | 102-42 | 102-43

The table below presents the approach adopted to engage stakeholders and frequency of engagement. This relationship is set through the different areas of the Company, under the coordination of their superintendencies, and the Senior Management is responsible for directing the strategy of action also based on the demands of these audiences.

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Shareholders	Majority Shareholder Minority Shareholder	401 (1) Shareholders – Meetings of the Executive Board (2) Board of Directors Meetings (monthly)	(1) Monthly (2) Monthly	• Sustainable Growth • Return on Investment • Corporate Governance • Positive Image • Clients satisfaction • Managed and treated risks
Customers	Common Role	(1) Through a specialized institute, Sabesp carries out monthly quantitative and qualitative surveys using scientific methodology to understand customer needs and expectations, as well as satisfaction with our products and services, NPS and image attributes. (2) We also monitor customer journey satisfaction by requesting our services daily.	(1) Monthly (2) Daily	• Regularity in Supply • Water quality • Excellence in Service Delivery • Sewage Extraction and Treatment • Differentiated Rate • Protection of personal data and proper handling of this information

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Customers	Common Role	(3) Starting in 2020, we introduced research using neuroscience to understand the implicit or unspoken associations by customers over the Sabesp brand. (4) • Digital Channels: Sabesp Mobile and Virtual Agency; • Face-to-face service at agencies; • Telephone service (195) and Ombudsman (Phone service and digital back office during the pandemic); • "Sabesp Fácil" (Easy Sabesp) Hotsite (self-reading); • Eimob: Service to real estate projects. • Blue Friday: Debt Negotiation Task Force • Customer Satisfaction Survey • Events to discuss innovative practices in the customer relationship and market prospecting process (5) SAC 2.0: customer service via social networks	(3) Annual (4 and 5) Service channels and research are continuous, events on demand.	• Regularity in Supply • Water quality • Excellence in Service Delivery • Sewage Extraction and Treatment • Differentiated Rate • Protection of personal data and proper handling of this information

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Customers	Special Role	(1) Large Consumers – scheduled visits, correspondence, offering customized solutions for products and services (2) Customers – Personal service – At Service Branches, Totems, "Poupatempo" (Time Saver) Posts and Mobile Unit (3) Customers – Call Center – 195 and 0800 – permanent. (4) Customers and internal public – Sabesp Website, Social Networks: Twitter, Facebook e Youtube	(1) Scheduled visits (2) Daily (3) Telephone support 24 hours a day, 7 days a week. (4) Daily	
Workforce	Employees	(1) Job and Salary Plan (2) Assessment by Powers & duties and Performance (3) Internal Selection (4) Organizational Climate Survey and focus groups (5) Availability of the Trust Channel, Whistleblower Channel and Dissemination of the Code of Conduct and Integrity to all employees.	(1) Annual (2) Annual (3) Monthly (4) Monthly (5) Continuous	• CH Review: • Safe Work Environment • Trust in Labor Relations • Job stability • Matching Compensation • Good benefits • Professional recognition

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Workforce	Employees	(6) Periodic meetings between leaders and teams, Critical Analysis Meetings (RAC) and Structured Meetings (RE), Human Resources Committee Meetings (7) Sabesp Entrepreneur Award: recognition of the work of employees with cash prizes at an event, encouraging the generation of ideas and sharing of knowledge. (8) Sabesp Business University: training and qualification opportunities (9) Quality of Life Program: actions for the physical, mental and well-being of employees. (10) Listening to Serve Survey: carried out with the Superintendencies of the C Board on the quality of services provided internally. (11) Canal Aberto RH and Comunicação CH: emails and telephone numbers made available to employees for questions, contributions, complaints, suggestions.	(6) Semiannual (7) Continuous (8) Annual (9) Continuous (10) Annual (11) Continuous	• Career advancement opportunity • Professional Development • Quality of life at work (PK) • Confidentiality in the Whistleblower channel • Relationship Transparency • Protection of personal data and proper handling of this information

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Workforce	Employees	(12) Workforce engagement relies on a set of communication and interaction tools with employees: • Workplace: internal corporate social network that promotes two-way communication, giving voice and protagonism to the employee and playing a central role in the engagement of the internal public • Sabesp Portal: Intranet with news, corporate information and access to systems in general • TV Sabesp: Electronic mural installed in high-traffic areas with the main information of interest to the employee • Sabesp Wall: Physical wall installed in all company units • Announcement: sent by email with urgent company communications, referring to the news on Workplace and to the daily morning announcement (13) Social Networks: monitoring and continuous response to information demands from society in general about the Company's services and processes. It also serves to identify society's needs and desires, helping to guide the Communication process	(12) Continuous (13) Continuous	• Feelings of pride • and belonging • Motivation • Alignment with the Company's functional and strategic guidelines

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Suppliers	Works Suppliers	(1) Meetings / Visits / Workshop / Satisfaction Survey / Supplier Meeting (2) Registration, selection and qualification of suppliers through meetings and presentation of documents required by the relevant legislation. (3) Relationship events: Inova Sabesp, Meeting with Suppliers, Workshop the Future of Wealth Management. (4) Supplier satisfaction survey (5) Periodic meetings with suppliers and contract members of the management (6) Evaluation of the contractor	(1) Satisfaction Survey and Supplier Meeting: annual / Other: on demand (2) Continuous (3) On demand (4) Annual (5) Continuous (6) Continuous	• Fair competition • Payment on Time • Contract Compliance • Clarity in Specifications • Continuity of Supply
Society	Population served in the Municipalities operated by Sabesp	(1) Business Volunteer Program: own social actions or in partnership with civil society organizations. (2) New Pinheiros River Program: training of multipliers to act in the engagement of actions in the communities surrounding the river.	(1) Continuous actions throughout the year (2) Monthly	• Social and Environmental Development • Universalization of Services • Water Availability

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Society	Population served in the Municipalities operated by Sabesp	(3) Young Apprentice Program and Hiring of Interns: professional training and job opportunities for young people. (4) Voluntary Adhesions: Ethos Institute; United Nations – UN Global Compact (adherence to the 17 SDGs and participation in the Anti-Corruption Working Group); Fundação Abrinq (partner of Empresa Amiga da Criança), Instituto Capitalismo Consciente Brasil and adhesion to the Empresa Amiga da Justiça Program of the Court of Justice of the State of São Paulo (TJSP). (5) Transparency Portal (available at http://bit.ly/32VDGhb) (6) Citizen Information Service (SIC), a service channel for citizens provided for in the Access to Information Law. (7) Public Tender: job opportunities open to the general public (8) Sabesp Young Entrepreneur Award: recognition of innovative ideas from Apprentices and interns	3) Annual 4) Annual membership, continuous meetings as required 5) Continuous 6) Continuous 7) On demand 8) Annual	• Job opportunity • Ethical Posture Professional Development • Commitment to information transparency • Governance (Risk Management and Compliance Superintendence)

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Granting Authority	Granting Authority	Granting Authority – annual and on-demand meeting; Meetings with mayors and councilors to address matters of interest to the municipality and the population, sharing decisions, prioritizing investments and rendering accounts.	Annual and on demand	• Contract Compliance • Population Satisfaction • Investment in Municipalities • Service of Demands • Transparency and Accountability
Regulatory bodies	Sanitation Regulation Agency of the São Paulo State – Arsesp (State level regulation)	Regulatory body Arsesp; Alignment of guidelines, concepts and themes linked to meeting the needs and expectations of customers and the company's economic-financial balance (tariff adjustment);	Meetings and visits – constant	• (FR review) • Compliance with Regulatory Requirements • Compliance with contractual requirements • Provision of Quality Services • Social Efficiency • Technical and Operational Efficiency • Contributions to the ANA Regulatory Agenda for the elaboration of basic sanitation reference standards
	National Agency for Water and Sanitation – ANA (National level regulation)			

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Investors	Financial Institution Institutions and Development Banks	(1) Meetings; (2) Telephone and email contact; (3) Investor conferences; (4) Results Conference Calls;	(1) Constant (2) Constant (3) Constant (4) Quarterly	• Economic-financial balance • Return on Investment • Fulfillment of Financial Commitments • Contract Compliance • Sustainability
Press	Communication Vehicles	Use of the most appropriate communication tools for each situation, such as press releases, leaflets and posters, sound car, cell phone messages, face-to-face or virtual meetings, among others. Communication Superintendence – The relationship with the press occurs through formal and informal means, according to the channels set out below. In addition, there is a spokespersons policy in force that guides and establishes norms and guidelines for executives' communication with the media.	Constant	• Information Transparency • Access to Information • Agility in Responses • Partnership for Publicity in the Media • Clarity and accuracy of information • Audiovisual materials • Detailed information and support material • Access to source or interviews

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Press	Communication Vehicles	Entry channels: requests by email, requests via SIC, by direct contact with internal information agents. Output channels: emails, posts, news on the website and external portals, upcoming events, openings of works and services."	Constant	• Information Transparency • Access to Information • Agility in Responses • Partnership for Publicity in the Media • Clarity and accuracy of information • Audiovisual materials • Detailed information and support material • Access to source or interviews
Control and Inspection Bodies	Court of Auditors of the State of São Paulo – TCE	Institutional Representation – Centralization of all TCE/SP demands, analysis and activation of Sabesp Units responsible for any actions necessary to comply, where applicable, with the Legislation and Regency Instructions. Meetings with agents of the Inspection teams and in the offices of the Board members to instruct and monitor Sabesp's Rendering of Accounts and Contracting processes.	–	–

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Control and Inspection Bodies	Public Prosecutor's Office.	Centralization of all demands, analysis and activation of Sabesp Units responsible for any necessary actions.		• Respect for the Consumer • Efficient Management of Financial Resources • Integrity and Accountability • Environmental Compliance • Compliance with Legislation
	Environmental Companh of the State of São Paulo – Cetesb (Environmental regulation at State level)	(1) Technical Meetings, contact via the System and Official Letters regarding the renewal, obtaining or compliance with Licenses and Other environmental documents.	Constant	
	National Agency for Water and Sanitation – ANA (National level regulation)	(1) Negotiations linked to payment for water resources are carried out by letter/email, when there is a divergence of values or questions on the theme	(1) Constant	

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Control and Inspection Bodies	National Agency for Water and Sanitation – ANA (National level regulation)	(2) Statement of information to pay for the water is carried out through the system. (3) Dealing with the obtaining or renewal of concessions in federal rivers is carried out via system/meetings/officials, depending on the size and relevance of the concession.	(2) Annual (3) When there is a need to obtain/renew grants	• Respect for the Consumer • Efficient Management of Financial Resources • Integrity and Accountability • Environmental Compliance • Compliance with Legislation
	Department of Water and Electric energy of the State of São Paulo – DAEE	(1) Negotiations linked to payment for water resources are carried out by letter/email, when there is a divergence of values or questions on the theme. (2) Statement of information to pay for the water is carried out through the system. (3) Dealings with the obtaining or renewal of water resource grants at the state level are carried out via system/meetings/officials.	Constant	

STAKEHOLDER	SEGMENTATION	ENGAGEMENT METHOD	ATTENDANCE	EXPECTATIONS
Basin Committees	River Basin Committees	Institutional Representation – Through the participation of Sabesp representatives in different forums, such as the National Water Resources Council (CNRH), the State Council (CRH), the 21 State River Basin Committees, the 4 Interstate Committees and in several set technical chambers in their councils. Sabesp has 162 representatives in all these forums. It is important to note that in the CNRH the representation of Sabesp is made through the AESBE (Associação Brasileira das Empresas Estaduais de Saneamento), and in the CRH, the participation of Sabesp takes place through the Government Office of Infrastructure and Environment (SIMA).	(CNRH) up to six meetings per year; (CRH) up to 12 meetings per year; (Committees), varies by committee, but there are at least six meetings per year.	• Proper Management of Water Resources • Compliance with Legislation • Environmental Protection and Restoration Actions • Water Security • Active participation
Government *	São Paulo State Government Office of Infrastructure and Environment – SIMA	Relationship with the SIMA, and other State Government bodies through specific meetings and face-to-face, online, telephone contacts, with the official Sabesp representative being indicated.	Monthly and occasional meetings to monitor goals. Actions take place during the year according to the demands or agendas of the forums in question	• Compliance with Legislation • Efficient Resource Management • Commitment to Government Goals

CONTENT INDEX GRI STANDARDS

GRI 102-55

General Content		Page
General Disclosures		
102-1	Organization Name	16
102-2	Main activities, brands, products and/or services	16
102-3	Headquarters location	16
102-4	Number of countries in which the organization operates	17
102-5	Type and legal nature of the property	16 and 89
102-6	Markets served	17
102-7	Organization size	16
102-8	Profile of employees and other workers	112
102-9	Description of the Company's supply chain	138
102-12	Letters, principles or other initiatives developed externally of an economic, environmental and social nature, which the organization subscribes to or endorses	12
102-13	Main participations in national/international defense associations and/or organizations	31
Strategy		
102-14	Statement by the holder of the position with greater decision-making power on the relevance of sustainability to the organization	8 to 11
102-15	Description of the main impacts, risks and opportunities	105

General Content		Page
Ethics and Integrity		
103-1	Explanation of the material theme and its limits	36, 84, 89, 95, 111 and 138
103-2	Management on the material theme	36, 84, 89, 95, 111 and 138
103-3	Management evolution	36, 84, 89, 95, 111 and 138
102-16	Values, principles, standards and norms of behavior of the organization, such as codes of conduct and ethics	16 and 95
102-17	Internal and external mechanisms adopted by the organization to request guidance on ethical behavior and in compliance with legislation, such as relationship channels	100
Governance		
102-18	Governance structure, including committees	90, 92 93 and 95
102-19	Delegation of authority	90 and 93

General Content		Page
102-20	Responsibility for executive-level roles and functions	90 and 93
102-21	Consultation with stakeholders on economic, environmental and social themes	160
102-22	Structure of the highest governance body and its committees	92
102-23	Indication if the chair of the highest governance body is also an executive officer	93
102-24	Selection and appointment processes for the highest governance body and its committees, including whether factors such as diversity, independence, knowledge and experience, and stakeholder involvement (including shareholders) are considered	92
102-25	Conflicts of Interest	97
102-26	Role of the highest governance body and executives in developing, approving and updating the purpose, mission, vision and values statement, and defining strategies, policies and goals linked to the organization's economic, environmental and social themes	90
102-28	Performance appraisal of the highest governance body	93

General Content		Page
102-29	Role played by the highest governance body in identifying and managing themes and their impacts, risks and opportunities derived from economic, environmental and social themes	104
102-30	Effectiveness of risk management processes	104
102-31	Analysis of economic, environmental and social themes	104
102-33	Communicating Critical Concerns	104
102-34	Nature and total number of critical concerns	104
102-35	Compensation Policies	94
102-36	Process to Define the Compensation	94
102-37	Stakeholder involvement in compensation	94
102-39	Proportion of percentage increase in total annual compensation	94
Stakeholder Engagement		
102-40	List of stakeholders engaged by the organization	160

General Content		Page
102-42	Basis used for identification and selection of stakeholders for engagement	160
102-43	Approach adopted by the Company to engage stakeholders and frequency of engagement	160
102-44	Main themes raised during stakeholder engagement and measures adopted by the Company to address them	10
Reporting Practices		
102-45	List of entities included in the financial statements	11 and 16
102-46	Process for defining report content and boundary	10
102-47	List of material aspects identified in the content definition process	10 and 11
102-49	Significant changes compared to previous years regarding the list of material themes, limit of themes covered	10 and 11
102-50	Period covered by the report	10
102-51	Date of most recent previous report	10
102-52	Reporting cycle	10
102-53	Contact details for questions regarding the report	179
102-54	Reporting assumptions under GRI Standards	10
102-55	GRI Content Summary	173
102-56	External verification	9

Specific Content		Page
Economic Disclosures		
Economic Performance		
201-1	Direct Economic Value Generated and Distributed	152
201-2	Financial implications and other risks and opportunities for the organization's activities due to climate change	50 and 107
201-4	Financial aid received from the government	Sabesp does not receive financial aid from the government
Indirect Economic Impacts		
203-1	Development and impact of investments in infrastructure and services offered	42, 43, 44, 52, 56, 59 and 69
203-2	Significant indirect economic impacts, including the extent of impacts	42, 43, 44, 52, 56, 59 and 69
Fight against corruption		
205-1	Operations Assessed for Risks Related to Corruption	95 and 101
205-2	Communication and Training in Anti-Corruption Policies and Procedures	99
205-3	Confirmed cases of corruption and actions taken	100 and 101

Specific Content		Page
Unfair Competition		
206-1	Total number of lawsuits for unfair competition, trust and monopoly practices and their results	Not disclosed
Environmental Disclosures		
Energy		
302-1	Energy consumption within the organization	27 and 67
302-3	Energy intensity	27
302-4	Decrease of energy consumption	27
305-5	Reduction of energy requirements for products and services	27
Water and Wastewater		
303-3	Breakdown of total water withdrawal by type of source, including areas under water stress	27
303-4	Water disposal	27
303-5	Water Consumption	27
Biodiversity		
304-1	Location and size of operating units owned, leased or managed within protected areas, adjacent to them or areas of high biodiversity value outside protected areas	61
304-2	Significant impacts of activities, products and services	63
304-3	Habitats protected or restored	63

Specific Content		Page
Emissions		
305-1	Direct greenhouse gas (GHG) emissions (Scope 1)	27 and 66
305-2	Indirect greenhouse gas (GHG) emissions (Scope 2)	27 and 66
305-3	Indirect greenhouse gas (GHG) emissions (Scope 3)	27 and 66
305-4	Intensity of greenhouse gas (GHG) emissions	Does not have
Wastewater and Waste		
306-1	Generation of waste and significant impacts related to waste	84
306-2	Management of significant impacts related to waste	84
306-3	Generated waste	84
306-5	Waste destined for final disposal	84
Environmental Compliance		
307-1	Non-compliance with environmental laws and regulations	Not disclosed
Social Disclosures		
Job		
401-1	Total and rates of new employee hires and turnover by age group, gender and region	132
401-2	Benefits Provided to Full-Time Employees that are not Provided to Temporary Employees	117
401-3	Maternity/paternity leave	120

Specific Content		Page
Health and Work Safety		
403-1	Implemented occupational health and safety management system	121
403-2	Hazard identification, risk assessment and incident investigation	121
403-3	Description of the functions of occupational health services	121
403-4	Participation, consultation and communication of workers in occupational health and safety	121
403-5	Training of workers in occupational health and safety	121
403-6	Promotion of workers' health	115
403-7	Prevention and mitigation of occupational health and safety impacts directly linked to business relationships	121
403-8	Workers covered by the occupational health and safety management system	141
403-9	Work accidents	121

Specific Content		Page
Training and Education		
404-1	Average hours of training per year, per employee	129
404-2	Programs for the improvement of employees' skills and assistance for career transition	129
404-3	Percentage of employees receiving regular performance and career development reviews	133
Diversity and Equal Opportunities		
405-1	Diversity in governance bodies and employees	91 and 127
405-2	Ratio of base salary and compensation received by women and those received by men	127
Non-Discrimination		
406-1	Discrimination cases and corrective measures taken	127
Local Communities		
413-1	Percentage of operations with implemented local community engagement, impact assessment and/ or local development programs	42
413-2	Operations with significant negative impacts – actual and potential – on local communities	42

Specific Content		Page
Consumer Health and Safety		
416-1	Percentage of significant product and service categories for which health and safety impacts are assessed, seeking improvements	42
416-2	Cases of non-compliance regarding health and safety impacts due to products and services	
Marketing and Labeling		
417-3	Cases of non-compliance over marketing communication	38
Customer Privacy		
418-1	Total number of substantiated complaints regarding breaches of customer privacy and loss of customer data	102



Metalic water tank in Arujá
(São Paulo Metropolitan Region)

CORPORATE INFORMATION

GRI 102-53

SUGGESTIONS OR COMMENTS ABOUT THIS REPORT:

sustentabilidade@sabesp.com.br

CLARIFICATIONS ABOUT THE CODE OF ETHICS

canaldeconfianca@sabesp.com.br

COMPLAINTS ABOUT THE CODE OF ETHICS

Records of occurrences of misconduct by digital form (www.contatoseguro.com.br/sabesp) or by telephone 0800 900 8001.

In person or by letter addressed to the Audit Superintendence (Rua Costa Carvalho, 300 – CEP: 05429-900)

OMBUDSMAN

0800-0550565 (toll free)
e-mail: ouvidoria@Sabesp.com.br
With the protocol number in hand, users can register complaints, complaints or compliments regarding the service requested.
From Monday to Friday, from 8 a.m. to 6 p.m.

TRUST CHANNEL

canaldeconfianca@sabesp.com.br

SABESP TRANSPARENCY PORTAL

Access our Institutional Policies, minutes of the boards and committees, contracts with the granting authority and with suppliers and our main programs and projects.

CITIZEN INFORMATIONSERVICE

Requests to SIC and Statistical Report of Assistance: http://www.sic.sp.gov.br

In person or by letter addressed to the Citizen Information Service – SIC.

Rua Costa Carvalho, 300 – CEP 05429-900.

Phone Number: (11) 3386-9850

Service: Monday to Friday, from 8 a.m. to 12 p.m. and from 1:30 p.m. to 5 p.m., except holidays.

SOCIAL NETWORKS

- @SabespCia
- @OficialSabesp
- @CiaSabesp
- @SaneamentoSabesp
- @Sabesp

VIRTUAL AGENCY

Request a duplicate bill, repair leaks, check consumption history and find out where to make payments.

https://www9.sabesp.com.br/agenciavirtual

SABESP MOBILE

Sabesp Mobile:

App compatible with Android or iOS operating systems.

Download the app for **ANDROID** through this QR Code:

Download the app for **iOS** through this QR Code:

Services offered:

Installment payment, change of ownership, consultation and request about lack of water, consumption history of the last 12 months, leak repair, debt consultation and duplicate, inform payment, temporary disconnection and reconnection.

ONLINE SERVICE

Monday to Friday, from 8 a.m. to 9 p.m.
On Saturdays, from 8 a.m. to 5 p.m.
www.sabesp.com.br
Option: Online service.

SERVICE AGENCIES

Find the service agency closest to your home on the website or on the water bill delivered to your home.
www.sabesp.com.br
Option: customers and services.

CALL SERVICE

195 (toll free) for emergencies of lack of water, leaks and clogged sewer. Available 24 hours, every day.

COMMERCIAL SERVICES

For account information, request for a duplicate (in case of loss or non-receipt), service request, addresses, useful telephone numbers and explanatory leaflets.

SÃO PAULO METROPOLITAN REGION, COUNTRYSIDE AND COAST

0800-055-0195 (toll free)
From Monday to Friday, from 6 a.m. to midnight. Saturdays and Sundays, from 6 a.m. to 5 p.m.



Security test at the Pedro Breicht dam, in Cotia (São Paulo Metropolitan Region)